UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the Senior Indenture, dated October 23, 2013, by and between Aegean Marine Petroleum Network Inc. (the "Company") and Deutsche Bank Trust Company Americas ("Deutsche Bank").  This Exhibit 1 is hereby incorporated as Exhibit 4.7 to the Company's Registration Statement on Form F-3 (Registration No. 333-189813), filed with the Securities and Exchange Commission on August 20, 2013 (the "Registration Statement").

Attached hereto as Exhibit 2 is a the First Supplemental Indenture, dated October 23, 2013, by and between the Company and Deutsche Bank.  This Exhibit 2 is hereby incorporated as Exhibit 4.8 to the Company's Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: October 24, 2013	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

EXHIBIT 1

AEGEAN MARINE PETROLEUM NETWORK INC.

SENIOR INDENTURE

Dated as of October 23, 2013

Deutsche Bank Trust Company Americas

Trustee

Reconciliation and tie between Trust Indenture Act of 1939 and Indenture,
Dated as of October 23, 2013

Section 310(a)(1)	7.10
(a)(2)	7.10
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)	7.10
(b)	7.10
(c)	Not Applicable
Section 311(a)	7.11
(b)	7.11
(c)	Not Applicable
Section 312(a)	2.06
(b)	10.03
(c)	10.03
Section 313(a)	7.06
(b)(1)	7.06
(b)(2)	7.06
(c)(1)	7.06
(d)	7.06
Section 314(a)	4.02, 10.05
(b)	Not Applicable
(c)(1)	10.04
(c)(2)	10.04
(c)(3)	Not Applicable
(d)	Not Applicable
(e)	10.05
(f)	Not Applicable
Section 315(a)	7.01
(b)	7.05
(c)	7.01
(d)	7.01
(e)	6.14
Section 316(a)(1)(A)	6.12
(a)(1)(B)	6.13
(a)(2)	Not Applicable
(b)	6.13
(c)	10.06
Section 317(a)(1)	6.03
(a)(2)	6.04
(b)	2.05
Section 318(a)	10.01

Note:  This reconciliation and tie shall not, for any purpose, be deemed to be part of the Indenture.

Indenture dated as of October 23, 2013 between Aegean Marine Petroleum Network Inc., a company organized under the laws of the Republic of the Marshall Islands (the "Company") and Deutsche Bank Trust Company Americas, a New York banking corporation (the "Trustee").

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Securities issued under this Indenture.

ARTICLE I
DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01.      Definitions.

"Additional Amounts" means any additional amounts which are required hereby or by any Security, under circumstances specified herein or therein, to be paid by the Company in respect of certain taxes imposed on Holders specified therein and which are owing to such Holders.

"Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person.  For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities or by agreement or otherwise.

"Agent" means any Registrar or Paying Agent.

"Bankruptcy Law" means Title 11 of the United States Code (or any successor thereto) or any similar federal or state law for the relief of debtors.

"Board of Directors" means the board of directors of the Company or any duly authorized committee thereof.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been adopted by the Board of Directors or pursuant to authorization by the Board of Directors and to be in full force and effect on the date of the certificate and delivered to the Trustee.

"Business Day" means any day other than a (x) Saturday, (y) Sunday or (z) day on which state or federally chartered banking institutions in New York, New York are not required to be open.

"Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, but excluding any debt securities convertible into such equity.

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"Certificated Securities" means Securities in the form of physical, certificated Securities in registered form.

"Company" means the party named as such above until a successor replaces it in accordance with the terms of this Indenture and thereafter means the successor.

"Company Order" means a written order signed in the name of the Company by an Officer, who must be the Company's principal executive officer, principal financial officer or principal accounting officer.

"Company Request" means a written request signed in the name of the Company by its Chairman of the Board, a President or a Vice President, and by its Chief Financial Officer, its Secretary or an Assistant Secretary, and delivered to the Trustee.

"Corporate Trust Office" means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered which office at the date of the execution of this Indenture is 60 Wall Street, MSNYC602710, New York, New York, 10005, Attention: Trust and Agency Services, or at such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the designated corporate trust office of any successor Trustee for such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company.

"Custodian" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

"Default" or "default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Default Rate" means the default rate of interest specified in the Securities.

"Depository" means, with respect to the Securities of any Series issuable or issued in whole or in part in the form of one or more Global Securities, the person designated as Depository for such Series by the Company, which Depository shall be a clearing agency registered under the Exchange Act; and if at any time there is more than one such person, "Depository" as used with respect to the Securities of any Series shall mean the Depository with respect to the Securities of such Series.

"Discount Security" means any Security that provides for an amount less than the stated principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof pursuant to Section 6.02.

"Dollars" means the currency of The United States of America.

"ECU" means the European Currency Unit as determined by the Commission of the European Union.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Foreign Currency" means any currency or currency unit issued by a government other than the government of The United States of America.

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"Foreign Government Obligations" means with respect to Securities of any Series that are denominated in a Foreign Currency, (i) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by or acting as an agency or instrumentality of such government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof.

"Global Security" or "Global Securities" means a Security or Securities, as the case may be, in the form established pursuant to Section 2.02 evidencing all or part of a Series of Securities, issued to the Depository for such Series or its nominee, and registered in the name of such Depository or nominee.

"Holder" or "Securityholder" means a person in whose name a Security is registered.

"Indenture" means this Indenture as amended and supplemented from time to time and shall include the form and terms of particular Series of Securities established as contemplated hereunder.

"Interest," in respect of the Securities, unless the context otherwise requires, refers to interest payable on the Securities, including any additional interest that may become payable pursuant to Section 6.02(b).

"Maturity," when used with respect to any Security or installment of principal thereof, means the date on which the principal of such Security or such installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption, notice of option to elect repayment or otherwise.

"Officer" means the Chairman of the Board, the President, any Vice-President, the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary of the Company.

"Officers' Certificate" means a certificate signed by an Officer, one of whom must be the Company's principal executive officer, principal financial officer or principal accounting officer.

"Opinion of Counsel" means a written opinion of legal counsel who is, and which opinion is, acceptable to the Trustee and its counsel.  Such legal counsel may be an employee of or counsel to the Company or the Trustee.

"Person" means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Principal" or "principal" of a Security means the principal of the Security plus, when appropriate, the premium, if any, on, and any Additional Amounts in respect of, the Security.

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"Responsible Officer" means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

"SEC" means the Securities and Exchange Commission.

"Security" or "Securities" means the debentures, notes or other debt instruments of the Company of any Series authenticated and delivered under this Indenture.

"Series" or "Series of Securities" means each series of debentures, notes or other debt instruments of the Company created pursuant to Sections 2.01 and 2.02 hereof.

"Stated Maturity" when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

"Subordinated Indebtedness" means any indebtedness which is expressly subordinated to the indebtedness evidenced by Securities.

"Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

"TIA" means the Trust Indenture Act of 1939 (15 U.S. Code Sections 77aaa-77bbbb) as in effect on the date of this Indenture; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, "TIA" means, to the extent required by any such amendment, the Trust Indenture Act as so amended.

"Trustee" means the person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include each person who is then a Trustee hereunder, and if at any time there is more than one such person, "Trustee" as used with respect to the Securities of any Series shall mean the Trustee with respect to Securities of that Series.

"U.S. Government Obligations" means securities which are (i) direct obligations of The United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of The United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by The United States of America, and which in the case of (i) and (ii) are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such depository receipt.

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SECTION 1.02.      Other Definitions.

TERM	DEFINED IN SECTION
"Applicable Law"	10.18
"Event of Default"	6.01
"Instrument"	6.01
"Journal"	10.16
"Judgment Currency"	10.17
"Legal Holiday"	10.08
"mandatory sinking fund payment"	11.01
"Market Exchange Rate"	10.16
"New York Banking Day"	10.17
"optional sinking fund payment"	11.01
"Paying Agent"	2.04
"Registrar"	2.04
"Required Currency"	10.17
"successor person"	5.01
"Temporary Securities"	2.11

SECTION 1.03.    Incorporation by Reference of Trust Indenture Act.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.  This Indenture shall also include those provisions of the TIA required to be included herein by the provisions of the Trust Indenture Reform Act of 1990.  The following TIA terms used in this Indenture have the following meanings:

"indenture securities" means the Securities.

"indenture security holder" means a Securityholder.

"indenture to be qualified" means this Indenture.

"indenture trustee" or "institutional trustee" means the Trustee.

"obligor" on the indenture securities means the Company and any successor obligor upon the Securities.

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All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA and not otherwise defined herein are used herein as so defined.

SECTION 1.04.    Rules of Construction.

Unless the context otherwise requires:

(a)           a term has the meaning assigned to it;

(b)           an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;

(c)           references to "generally accepted accounting principles" shall mean generally accepted accounting principles in effect as of the time when and for the period as to which such accounting principles are to be applied;

(d)           "or" is not exclusive;

(e)           words in the singular include the plural, and in the plural include the singular;

(f)           provisions apply to successive events and transactions;

(g)           references to agreements and other instruments include subsequent amendments thereto;

(h)           the term "merger" includes a statutory share exchange, and the term "merged" has a correlative meaning; and

(i)           "herein," "hereof" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

ARTICLE II
THE SECURITIES

SECTION 2.01.    Issuable in Series.

The aggregate principal amount of Securities that may be authenticated and delivered under this Indenture is unlimited.  The Securities may be issued in one or more Series.  All Securities of a Series shall be identical except as may be set forth in a Board Resolution, a supplemental indenture or an Officers' Certificate detailing the adoption of the terms thereof pursuant to the authority granted under a Board Resolution.  In the case of Securities of a Series to be issued from time to time, the Board Resolution, Officers' Certificate or supplemental indenture may provide for the method by which specified terms (such as interest rate, maturity date, record date or date from which interest shall accrue) are to be determined.  Securities may differ between Series in respect of any matters, provided that all Series of Securities shall be equally and ratably entitled to the benefits of the Indenture.

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SECTION 2.02.   Establishment of Terms of Series of Securities.

At or prior to the issuance of any Securities within a Series, the following shall be established (as to the Series generally, in the case of Subsection (a), and either as to such Securities within the Series or as to the Series generally in the case of Subsections (b) through (t) by a Board Resolution, a supplemental indenture or an Officers' Certificate pursuant to authority granted under a Board Resolution:

(a)           the title, designation, aggregate principal amount and authorized denominations of the Securities of the Series;

(b)           the price or prices, (expressed as a percentage of the aggregate principal amount thereof) at which the Securities of the Series will be issued;

(c)           the date or dates on which the principal of the Securities of the Series is payable;

(d)           the rate or rates (which may be fixed or variable) per annum or, if applicable, the method used to determine such rate or rates (including, but not limited to, any commodity, commodity index, stock exchange index or financial index) at which the Securities of the Series shall bear interest, if any, the date or dates from which such interest, if any, shall commence and be payable and any regular record date for the interest payable on any interest payment date;

(e)           any optional or mandatory sinking fund provisions or conversion or exchangeability provisions upon which Securities of the Series shall be redeemed, purchased, converted or exchanged;

(f)           the date, if any, after which and the price or prices at which the Securities of the Series may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory provisions;

(g)           if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Securities of the Series shall be issuable;

(h)           if other than the full principal amount, the portion of the principal amount of the Securities of the Series that shall be payable upon declaration of acceleration pursuant to Section 6.02 or provable in bankruptcy;

(i)           any addition to or change in the Events of Default which applies to any Securities of the Series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 6.02;

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(j)           the currency or currencies, including composite currencies, in which payments of principal of, premium or interest, if any, on the Securities of the Series will be payable, if other than the currency of the United States of America;

(k)           if payments of principal of, premium or interest, if any, on the Securities of the Series will be payable, at the Company's election or at the election of any Holder, in a currency other than that in which the Securities of the Series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

(l)           if payments of interest, if any, on the Securities of the Series will be payable, at the Company's election or at the election of any Holder, in cash or additional securities, and the terms and conditions upon which the election may be made;

(m)           if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price of the Securities of the Series in the currency of the United States of America for purposes of determining the voting rights of Holders of the Securities of the Series;

(n)           if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the Securities of the Series are stated to be payable, the manner in which the amounts will be determined;

(o)           any restrictive covenants or other material terms relating to the Securities of the Series;

(p)           whether the Securities of the Series will be issued in the form of global securities or certificates in registered form;

(q)           any terms with respect to subordination;

(r)           any listing on any securities exchange or quotation system;

(s)           additional provisions, if any, related to defeasance and discharge of the offered debt securities; and

(t)           the applicability of any guarantees, which would be governed by New York law.

All Securities of any one Series need not be issued at the same time and may be issued from time to time, consistent with the terms of this Indenture, if so provided by or pursuant to the Board Resolution, supplemental indenture or Officers' Certificate referred to above, and the authorized principal amount of any Series may not be increased to provide for issuance of additional Securities of such Series, unless otherwise provided in such Board Resolution, supplemental Indenture or Officers' Certificate.

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SECTION 2.03.    Execution and Authentication.

Two Officers shall sign the Securities for the Company by manual or facsimile signature.

If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security shall nevertheless be valid.

A Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.  The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

The Trustee shall at any time, and from time to time, authenticate Securities for original issue in the principal amount provided in the Board Resolution, supplemental indenture hereto or Officers' Certificate, upon receipt by the Trustee of a Company Order for the authentication of notes.  Such Company Order may authorize authentication and delivery pursuant to oral or electronic instructions from the Company or its duly authorized agent or agents, which oral instructions shall be promptly confirmed in writing.  Each Security shall be dated the date of its authentication unless otherwise provided by a Board Resolution, a supplemental indenture hereto or an Officers' Certificate.

The aggregate principal amount of Securities of any Series outstanding at any time may not exceed any limit upon the maximum principal amount for such Series set forth in the Board Resolution, supplemental indenture hereto or Officers' Certificate delivered pursuant to Section 2.02, except as provided in Section 2.08.

Prior to the issuance of Securities of any Series, the Trustee shall have received and (subject to Section 7.02) shall be fully protected in relying on: (a) the Board Resolution, supplemental indenture hereto or Officers Certificate establishing the form of the Securities of that Series or of Securities within that Series and the terms of the Securities of that Series or of Securities within that Series, (b) an Officers' Certificate complying with Section 10.04 and 10.05, and (c) an Opinion of Counsel complying with Section 10.04 and 10.05, and which shall state:

(1)           that the form of such Securities has been established by a supplemental indenture or by or pursuant to a resolution of the Board of Directors in accordance with Sections 2.02 and 2.14 and in conformity with the provisions of this Indenture;

(2)           that the terms of such Securities have been established in accordance with Section 2.02 and in conformity with the other provisions of this Indenture;

(3)           that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting the enforcement of creditors' rights and to general equity principles; and

(4)           that all laws and requirements in respect of the execution and delivery by the Company of such Securities have been complied with.

The Trustee shall have the right to decline to authenticate and deliver any Securities of such Series: (a) if the Trustee, being advised by counsel, determines that such action may not lawfully be taken; or (b) if a Responsible Officer of the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to Holders of any then outstanding Series of Securities.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities.  An authenticating agent may authenticate Securities whenever the Trustee may do so.  Each reference in this Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate.

If any successor that has replaced the Company in accordance with Article 5 has executed an indenture supplemental hereto with the Trustee pursuant to Section 5.01, any of the Securities authenticated or delivered prior to such transaction may, from time to time, at the request of such successor, be exchanged for other Securities executed in the name of the such successor with such changes in phraseology and form as may be appropriate, but otherwise identical to the Securities surrendered for such exchange and of like principal amount; and the Trustee, upon receipt of a Company Order of such successor, shall authenticate and deliver Securities as specified in such order for the purpose of such exchange.  If Securities shall at any time be authenticated and delivered in any new name of such successor pursuant to this provision of Section 2.03 in exchange or substitution for or upon registration of transfer of any Securities, such successor, at the option of the Holders but without expense to them, shall provide for the exchange of all Securities then outstanding for Securities authenticated and delivered in such new name.

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SECTION 2.04.    Registrar and Paying Agent.

The Company shall maintain, with respect to each Series of Securities, at the place or places specified with respect to such Series pursuant to Section 2.02, an office or agency where Securities of such Series may be presented or surrendered for payment ("Paying Agent") and where Securities of such Series may be surrendered for registration of transfer or exchange ("Registrar").  The Registrar shall keep a register with respect to each Series of Securities and to their transfer and exchange.  The Company will give prompt written notice to the Trustee of the name and address, and any change in the name or address, of each Registrar and Paying Agent.  If at any time the Company shall fail to maintain any such required Registrar or Paying Agent or shall fail to furnish the Trustee with the name and address thereof, such presentations and surrenders may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations and surrenders.

The Company may also from time to time designate one or more co-registrars or additional paying agents and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligations to maintain a Registrar or Paying Agent in each place so specified pursuant to Section 2.02 for Securities of any Series for such purposes.  The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the name or address of any such co-registrar or additional paying agent.  The term "Registrar" includes any co-registrar; and the term "Paying Agent" includes any additional paying agent.

The Company hereby appoints Deutsche Bank Trust Company Americas as the initial Registrar and Paying Agent for each Series unless another Registrar or Paying Agent as the case may be, is appointed prior to the time Securities of that Series are first issued.  Each Registrar and Paying Agent shall be entitled to all of the rights, protections, exculpations and indemnities afforded to the Trustee in connection with its roles as Registrar and Paying Agent.

SECTION 2.05.    Paying Agent to Hold Money in Trust.

The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust, for the benefit of Securityholders of any Series of Securities, or the Trustee, all money held by the Paying Agent for the payment of principal of or interest on the Series of Securities, and will notify the Trustee in writing of any default by the Company in making any such payment.  While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee.  The Company at any time may require a Paying Agent to pay all money held by it to the Trustee.  Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Subsidiary) shall have no further liability for the money.  If the Company or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Securityholders of any Series of Securities all money held by it as Paying Agent.

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SECTION 2.06.    Securityholder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders of each Series of Securities and shall otherwise comply with TIA Section 312(a).  If the Trustee is not the Registrar, the Company shall furnish to the Trustee at least 5 days before each interest payment date and at such other times as the Trustee may request in writing a list, in such form and as of such date as the Trustee may reasonably require, of the names and addresses of Securityholders of each Series of Securities.

SECTION 2.07.    Transfer and Exchange.

Where Securities of a Series are presented to the Registrar or a co-registrar with a request to register a transfer or to exchange them for an equal principal amount of Securities of the same Series, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met.  To permit registrations of transfers and exchanges, the Trustee shall authenticate Securities at the Registrar's request.  Any exchange or transfer shall be without charge, except that the Company or the Registrar may require payment of a sum sufficient to cover any tax or other governmental charge required by law; provided that this sentence shall not apply to any exchange pursuant to Section 2.11, 2.08, 3.06 or 9.06.

Neither the Company nor the Registrar shall be required (a) to issue, register the transfer of, or exchange Securities of any Series for the period beginning at the opening of business 15 days immediately preceding the mailing of a notice of redemption of Securities of that Series selected for redemption and ending at the close of business on the day of such mailing, or (b) to register the transfer of or exchange Securities of any Series selected, called or being called for redemption as a whole or the portion being redeemed of any such Securities selected, called or being called for redemption in part.

All Securities issued upon any transfer or exchange of Securities shall be valid obligations of the Company, evidencing the same debt and entitled to the same benefits under this Indenture, as the Securities surrendered upon such transfer or exchange.  Any Registrar appointed pursuant to Section 2.04 shall provide to the Trustee such information as the Trustee may reasonably require in connection with the delivery by such Registrar of Securities upon transfer or exchange of Securities.  Each Holder of a Security agrees to indemnify the Company and the Trustee against any liability that may result from the transfer, exchange or assignment of such Holder's Security in violation of any provision of this Indenture and/or applicable U.S. federal or state securities law.

   SECTION 2.08.   Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security is surrendered to the Registrar, the Company shall execute and the Trustee shall, upon receipt of a Company Order for the authentication and delivery of notes, authenticate and deliver in exchange therefor a new Security of the same Series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

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If there shall be delivered to the Company and the Registrar (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Registrar that such Security has been acquired by a bona fide purchaser, the Company shall execute and upon its written request the Trustee shall, upon receipt of a Company Order for the authentication and delivery of notes, authenticate and make available for delivery, in lieu of any such destroyed, lost or stolen Security, a new Security of the same Series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that Series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

SECTION 2.09.    Outstanding Securities.

The Securities outstanding at any time are all the Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those paid pursuant to Section 2.08, those reductions in the interest on a Global Security effected by the Trustee in accordance with the provisions hereof and those described in this Section as not outstanding.

If a Security is replaced pursuant to Section 2.08, it ceases to be outstanding until the Trustee receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser.

If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds on the Maturity of Securities of a Series money sufficient to pay such Securities payable on that date, then on and after that date such Securities of the Series cease to be outstanding and interest on them ceases to accrue.

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A Security does not cease to be outstanding because the Company or an Affiliate holds the Security.

In determining whether the Holders of the requisite principal amount of outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, the principal amount of a Discount Security that shall be deemed to be outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the Maturity thereof pursuant to Section 6.02.

SECTION 2.10.      Treasury Securities.

In determining whether the Holders of the required principal amount of Securities of a Series have concurred in any request, demand, authorization, direction, notice, consent or waiver Securities of a Series owned by the Company or an Affiliate shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such request, demand, authorization, direction, notice, consent or waiver only Securities of a Series that a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded.

SECTION 2.11.    Temporary Securities.

Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall, upon receipt of a Company Order for the authentication of notes, authenticate temporary securities upon a Company Order ("Temporary Securities").  Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities.  Without unreasonable delay, the Company shall prepare and the Trustee upon written request shall, upon receipt of a Company Order for the authentication of notes, authenticate definitive Securities of the same Series and date of maturity in exchange for temporary Securities.  Until so exchanged, temporary securities shall have the same rights under this Indenture as the definitive Securities.

SECTION 2.12.      Cancellation.

The Company at any time may deliver Securities to the Trustee for cancellation.  The Registrar and the Paying Agent shall forward to the Trustee or its agent any Securities surrendered to them for transfer, exchange, payment or conversion.  The Trustee and no one else shall cancel, in accordance with its standard procedures, all Securities surrendered for transfer, exchange, payment, conversion or cancellation.  No Security shall be authenticated in exchange for any Security cancelled pursuant to this Section 2.12.

The Company may, to the extent permitted by law, purchase Securities in the open market or by tender offer at any price or by private agreement.  Any Securities purchased or otherwise acquired by the Company or any of its Subsidiaries prior to the final maturity of such Securities may, to the extent permitted by law, be reissued or resold or may, at the option of the Company, be surrendered to the Trustee for cancellation.  Any Securities surrendered for cancellation may not be reissued or resold and shall be promptly cancelled by the Trustee, and the Company may not hold or resell such Securities or issue any new Securities to replace any such Securities.

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SECTION 2.13.     Defaulted Interest.

If the Company defaults in a payment of interest on a Series of Securities, it shall pay defaulted interest, plus, to the extent permitted by law, any interest payable on the defaulted interest at the Default Rate, to the persons who are Security holders of the Series on a subsequent special record date.  The Company shall fix the record date and payment date.  At least 15 days before the record date, the Company shall mail to the Trustee and the Paying Agent and to each Securityholder of the Series a notice that states the record date, the payment date and the amount of interest to be paid.  The Company may pay defaulted interest in any other lawful manner.

SECTION 2.14.     Global Securities.

(a)           A Board Resolution, a supplemental indenture hereto or an Officers' Certificate shall establish whether the Securities of a Series shall be issued in whole or in part in the form of one or more Global Securities and the Depository for such Global Security or Securities.

(b)            (i)           Notwithstanding any provisions to the contrary contained in Section 2.07 of the Indenture and in addition thereto, any Global Security shall be exchangeable pursuant to Section 2.07 of the Indenture for Securities registered in the names of Holders other than the Depository for such Security or its nominee only if (A) such Depository notifies the Company that it is unwilling or unable to continue as Depository for such Global Security or if at any time such Depository ceases to be a clearing agency registered under the Exchange Act, and, in either case, the Company fails to appoint a successor Depository within 90 days of such event, (B) the Company executes and delivers to the Trustee an Officers' Certificate to the effect that such Global Security shall be so exchangeable or (C) an Event of Default with respect to the Securities represented by such Global Security shall have happened and be continuing.

(ii)           Except as provided in this Section 2.14(b), a Global Security may not be transferred except as a whole by the Depository with respect to such Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any such nominee to a successor Depository or a nominee of such a successor Depository.

(iii)           Securities issued in exchange for a Global Security or any portion thereof shall be issued in definitive, fully registered form, without interest coupons, shall have an aggregate principal amount equal to that of such Global Security or portion thereof to be so exchanged, shall be registered in such names and be in such authorized denominations as the Depository shall designate and shall bear the applicable legends provided for herein.  Any Global Security to be exchanged in whole shall be surrendered by the Depository to the Trustee, as Registrar.  With regard to any Global Security to be exchanged in part, either such Global Security shall be so surrendered for exchange or, if the Registrar is acting as custodian for the Depository or its nominee with respect to such Global Security, the principal amount thereof shall be reduced by an amount equal to the portion thereof to be so exchanged, by means of an appropriate adjustment made on the records of the Trustee.  Upon any such surrender or adjustment, the Trustee shall, upon receipt of a Company Order for the authentication of notes, authenticate and deliver the Security issuable on such exchange to or upon the order of the Depository or an authorized representative thereof.

(iv)           The registered Holder may grant proxies and otherwise authorize any Person, including participants in the Depository and persons that may hold interests through participants in the Depository, to take any action which a Holder is entitled to take under this Indenture or the Securities.

(v)           In the event of the occurrence of any of the events specified in 2.14(b)(i), the Company will promptly make available to the Trustee a reasonable supply of Certificated Securities in definitive, fully registered form, without interest coupons.  If (A) an event described in Section 2.14(b)(i)(A) or (B) occurs and definitive Certificated Securities are not issued promptly to all beneficial owners or (B) the Registrar receives from a beneficial owner instructions to obtain definitive Certificated Securities due to an event described in Section 2.14(b)(i)(C) and definitive Certificated Securities are not issued promptly to any such beneficial owner, the Company expressly acknowledges, with respect to the right of any Holder to pursue a remedy pursuant to Section 6.07 hereof, the right of any beneficial owner of Securities to pursue such remedy with respect to the portion of the Global Security that represents such beneficial owner's Securities as if such definitive certificated Securities had been issued.

(vi)           Notwithstanding any provision to the contrary in this Indenture, so long as a Global Security remains outstanding and is held by or on behalf of the Depository, transfers of a Global Security, in whole or in part, or of any beneficial interest therein, shall only be made in accordance with Section 2.07, this Section 2.14(b) and the rules and procedures of the Depository for such Global Security to the extent applicable to such transaction and as in effect from time to time.

(c)           Any Global Security issued hereunder shall bear a legend in substantially the following form:

"This Security is a Global Security within the meaning of the Indenture hereinafter referred to and is registered in the name of the Depository or a nominee of the Depository.  This Security is exchangeable for Securities registered in the name of a person other than the Depository or its nominee only in the limited circumstances described in the Indenture, and may not be transferred except as a whole by the Depository to a nominee of the Depository, by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such a successor Depository."

(d)           The Depository, as a Holder, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture.

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(e)           Notwithstanding the other provisions of this Indenture, unless otherwise specified as contemplated by Section 2.02, payment of the principal of and interest, if any, on any Global Security shall be made to the Holder thereof at their registered office.

(f)           At all times the Securities are held in book-entry form with a Depository, (i) the Trustee may deal with such Depository as the authorized representative of the Holders, (ii) the rights of the Holders shall be exercised only through the Depository and shall be limited to those established by law and agreement between the Holders and the Depository and/or direct participants of the Depository, (iii) the Depository will make book-entry transfers among the direct participants of the Depository and will receive and transmit distributions of principal and interest on the Securities to such direct participants; and (iv) the direct participants of the Depository shall have no rights under this Indenture, or any supplement hereto, under or with respect to any of the Securities held on their behalf by the Depository, and the Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Securities for all purposes whatsoever.

SECTION 2.15.   CUSIP Numbers.

The Company in issuing the Securities may use "CUSIP", "CCN", "ISIN" or other identification numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP", "CCN", "ISIN" or such other identification numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers.  The Company shall promptly notify the Trustee in writing of any change in the “CUSIP”, “CCN,” “ISIN” or other such identification numbers.

ARTICLE III
REDEMPTION

SECTION 3.01.    Notice to Trustee.

The Company may, with respect to any series of Securities, reserve the right to redeem and pay the Series of Securities or may covenant to redeem and pay the Series of Securities or any part thereof prior to the Stated Maturity thereof at such time and on such terms as provided for in such Securities.  If a Series of Securities is redeemable and the Company wants or is obligated to redeem prior to the Stated Maturity thereof all or part of the Series of Securities pursuant to the terms of such Securities, it shall notify the Trustee and Registrar in writing of the redemption date and the principal amount of Series of Securities to be redeemed.  The Company shall give the notice at least 45 days before the redemption date (or such shorter notice as may be acceptable to the Trustee and Registrar).

SECTION 3.02.      Selection of Securities to be Redeemed.

Unless otherwise indicated for a particular Series by a Board Resolution, a supplemental indenture or an Officers' Certificate, if less than all of the notes are to be redeemed or purchased in an offer to purchase at any time, the Registrar, the Trustee or the Paying Agent shall select the notes to be redeemed or purchased on a pro rata basis to the extent practicable or, to the extent that selection on a pro rata basis is not practicable for any reason, by lot or by such other method as the Registrar shall deem appropriate or as required by the rules of the Depositary. In the event of partial redemption or purchase by lot, the particular notes to be redeemed or purchased shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the Registrar or the Paying Agent from the outstanding notes not previously called for redemption or purchase.

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  The Registrar shall make the selection from Securities of the Series outstanding not previously called for redemption.  The Registrar may select for redemption portions of the principal of Securities of the Series that have denominations larger than $1,000.  Securities of the Series and portions of them it selects shall be in amounts of $1,000 or whole multiples of $1,000 or, with respect to Securities of any Series issuable in other denominations pursuant to Section 2.02(g), the minimum principal denomination for each Series and integral multiples thereof.  Provisions of this Indenture that apply to Securities of a Series called for redemption also apply to portions of Securities of that Series called for redemption.

SECTION 3.03.    Notice of Redemption.

Unless otherwise indicated for a particular Series by Board Resolution, a supplemental indenture hereto or an Officers' Certificate, at least 30 days but not more than 60 days before a redemption date, the Company shall mail a notice of redemption by first-class mail to each Holder whose Securities are to be redeemed.

The notice shall identify the Securities of the Series to be redeemed (including CUSIP numbers) and shall state:

(a)           the redemption date;

(b)           the redemption price;

(c)           the name and address of the Paying Agent;

(d)           that Securities of the Series called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(e)           that interest on Securities of the Series called for redemption ceases to accrue on and after the redemption date; and

(f)           any other information as may be required by the terms of the particular Series or the Securities of a Series being redeemed.

At the Company's written request, the Trustee shall distribute the notice of redemption prepared by the Company in the Company's name and at its expense.

SECTION 3.04.    Effect of Notice of Redemption.

Once notice of redemption is mailed or published as provided in Section 3.03, Securities of a Series called for redemption become due and payable on the redemption date and at the redemption price.  A notice of redemption may not be conditional.  Upon surrender to the Paying Agent, such Securities shall be paid at the redemption price plus accrued interest to the redemption date.

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SECTION 3.05.    Deposit of Redemption Price.

On or before 10:00 a.m. NY time on the redemption date, the Company shall deposit with the Paying Agent money sufficient to pay the redemption price of and accrued interest, if any, on all Securities to be redeemed on that date.

SECTION 3.06.    Securities Redeemed in Part.

Upon surrender of a Security that is redeemed in part, the Trustee shall, upon receipt of a Company Order for the authentication of notes, authenticate for the Holder a new Security of the same Series and the same maturity equal in principal amount to the unredeemed portion of the Security surrendered.

ARTICLE IV
COVENANTS

SECTION 4.01.    Payment of Principal and Interest.

The Company covenants and agrees for the benefit of the Holders of each Series of Securities that it will duly and punctually pay the principal of and interest, if any, on the Securities of that Series in accordance with the terms of such Securities and this Indenture.

Unless otherwise provided under the terms of a particular Series of Securities:

(a)           an installment of principal or interest shall be considered paid on the date it is due if the Paying Agent (other than the Company) holds by 10:00 a.m., New York City time, on that date money, deposited by the Company or an Affiliate thereof, sufficient to pay such installment.  The Company shall (in immediately available funds), to the fullest extent permitted by law, pay interest on overdue principal and overdue installments of interest at the rate borne by the Securities per annum; and

(b)           payment of the principal of and interest on the Securities shall be made at the office or agency of the Company maintained for that purpose (which shall initially be Deutsche Bank Trust Company Americas, the Paying Agent) in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts;  provided, however , that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the register;  provided, further , that a Holder with an aggregate principal amount in excess of $5 million will be paid by wire transfer in immediately available funds at the election of such Holder if such Holder has provided wire transfer instructions to the Company and the Paying Agent at least 15 Business Days prior to the payment date.

SECTION 4.02.    SEC Reports.

So long as any Securities are outstanding, the Company shall (i) file with the SEC within the time periods prescribed by its rules and regulations and (ii) furnish to the Trustee and the Holders of the Securities within two days after the date on which the Company would be required to file the same with the SEC pursuant to its rules and regulations (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act), all quarterly and annual financial information required to be furnished or filed with the SEC pursuant to Section 13 and Section 15(d) of the Exchange Act and, with respect to the annual consolidated financial statements only, a report thereon by the Company's independent auditors.  The Company also shall comply with the other provisions of TIA Section 314(a).

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Delivery of such reports, information and documents to the Trustee is for informational purposes only, and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).  The Company shall not be required to file any report or other information with the SEC if the SEC does not permit such filing, although such reports shall be furnished to the Trustee.  Documents filed by the Company with the SEC via the SEC's EDGAR system (or any successor thereto) will be deemed furnished to the Trustee and the Holders of the Securities as of the time such documents are filed via EDGAR (or such successor), provided however, that the Trustee shall have no obligation whatsoever to determine whether or not such information, documents or reports have been filed pursuant to EDGAR (or its successor).

SECTION 4.03.    Compliance Certificate.

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an officers certificate signed by two of the Company's officers stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he may have knowledge in reasonable detail and the efforts to remedy the same).  For purposes of this Section 4.03, compliance shall be determined without regard to any grace period or requirement of notice provided pursuant to the terms of this Indenture.

The Company shall deliver to the Trustee, within 10 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any Event of Default described in Section 6.01(e), (f), (g) or (h) and any event of which it becomes aware that with the giving of notice or the lapse of time would become such an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.  For the avoidance of doubt, a breach of a covenant under an Instrument that is not a payment default and that has not given rise to a right of acceleration under such Instrument shall not trigger the requirement to provide notice under this paragraph.

SECTION 4.04.    Stay, Extension and Usury Laws.

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture or the Securities; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

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SECTION 4.05.    Corporate Existence.

Subject to Article V, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership or other existence of each Subsidiary in accordance with the respective organizational documents of each Subsidiary and the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any Subsidiary, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries taken as a whole and that the loss thereof is not adverse in any material respect to the Holders.

SECTION 4.06.    Taxes.

The Company shall, and shall cause each of its Subsidiaries to, pay prior to delinquency all taxes, assessments and governmental levies, except as contested in good faith and by appropriate proceedings.

SECTION 4.07.    Additional Interest Notice.

In the event that the Company is required to pay additional interest to Holders of Securities pursuant to Section 6.02(b) hereof, the Company shall provide a direction or order in the form of a written notice to the Trustee (and if the Trustee is not the Paying Agent, the Paying Agent) of the Company's obligation to pay such additional interest no later than five Business Days prior to date on which any such additional interest is scheduled to be paid.  Such notice shall set forth the amount of additional interest to be paid by the Company on such payment date and direct the Trustee (or, if the Trustee is not the Paying Agent, the Paying Agent) to make payment to the extent it receives funds from the Company to do so.  The Trustee shall not at any time be under any duty or responsibility to any Holder to determine whether additional interest is payable, or with respect to the nature, extent, or calculation of the amount of additional interest owed, or with respect to the method employed in such calculation of additional interest.

SECTION 4.08.    Further Instruments and Acts.

The Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

SECTION 4.09.    Calculation of Original Issue Discount

The Company shall file with the Trustee promptly at the end of each calendar year (i) a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on Outstanding Securities as of the end of such year and (ii) such other specific information relating to such original issue discount as may then be relevant under the Internal Revenue Code of 1986, as amended from time to time.

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ARTICLE V
SUCCESSORS

SECTION 5.01.    When Company May Merge, Etc.

The Company shall not consolidate with, enter into a binding share exchange, or merge into any other Person in a transaction in which it is not the surviving entity, or sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of its properties and assets to any Person (a "successor person"), unless:

(a)           the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of the Marshall Islands, England, Wales, Bermuda, The Bahamas, the United States, any state of the United States or the District of Columbia and expressly assumes by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of, and any interest on, all Securities and the performance or observance of every covenant of this Indenture on the part of the Company to be performed or observed;

(b)           immediately after giving effect to the transaction, no Default or Event of Default, shall have occurred and be continuing; and

(c)           the Company shall have delivered to the Trustee, prior to the consummation of the proposed transaction, an Officers' Certificate to the foregoing effect and an Opinion of Counsel stating that the proposed transaction and such supplemental indenture comply with this Indenture.

SECTION 5.02.    Successor Corporation Substituted.

Upon any consolidation or merger, or any sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with Section 5.01, the successor person formed by such consolidation or into or with which the Company is merged or to which such sale, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor person has been named as the Company herein; provided, however, that the predecessor company in the case of a sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company shall not be released from the obligation to pay the principal of and interest, if any, on the Securities.

ARTICLE VI
DEFAULTS AND REMEDIES

SECTION 6.01.     Events of Default.

"Event of Default," wherever used herein with respect to securities of any Series, means any one of the following events, unless in the establishing Board Resolution, supplemental indenture or Officers' Certificate, it is provided that such Series shall not have the benefit of said Event of Default:

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(a)           default in the payment of any interest on any Security of that Series when it becomes due and payable, and continuance of such default for a period of 30 days (unless the entire amount of such payment is deposited by the Company with the Trustee or with a Paying Agent prior to the expiration of such period of 30 days); or

(b)           default in the payment of any principal of any Security of that Series at its Maturity; or

(c)           default in the deposit of any sinking fund payment, when and as due in respect of any Security of that Series; or

(d)           the Company fails to perform or comply with any of its other covenants or agreements contained in the Securities or in this Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (a), (b) or (c) of this Section 6.01) and the default continues for 60 days after notice is given as specified below;

(e)           any indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Subsidiary or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by, or any other payment obligation of, the Company or any Subsidiary (an "Instrument") with a principal amount then, individually or in the aggregate, outstanding in excess of $25.0 million, whether such indebtedness now exists or shall hereafter be created, is not paid at Maturity or when otherwise due or is accelerated, and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded, within a period of 30 days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Securities of that Series a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such default to be cured or waived or such acceleration to be rescinded or annulled and stating that such notice is a "Notice of Default" hereunder.  A payment obligation (other than indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Subsidiary or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any Subsidiary) shall not be deemed to have matured, come due, or been accelerated to the extent that it is being disputed by the relevant obligor or obligors in good faith.  For the avoidance of doubt, the Maturity of an Instrument is the Maturity as set forth in that Instrument, as it may be amended from time to time in accordance with the terms of that Instrument;

(f)           the Company or any Subsidiary fails to pay one or more final and non-appealable judgments entered by a court or courts of competent jurisdiction, the aggregate uninsured or unbonded portion of which is in excess of $25.0 million, if the judgments are not paid, discharged, waived or stayed within 60 days;

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(g)           the Company or any Subsidiary of the Company, pursuant to or within the meaning of any Bankruptcy Law:

(i)           commences a voluntary case or proceeding;

(ii)           consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii)           consents to the appointment of a Custodian of it or for all or substantially all of its property; or

(iv)           makes a general assignment for the benefit of its creditors; or

(v)           or generally is unable to pay its debts as the same become due; or

(h)           a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)           is for relief against the Company or any of its Subsidiaries in an involuntary case or proceeding;

(ii)           appoints a Custodian of the Company or any of its Subsidiaries for all or substantially all of the property of the Company or any such Subsidiary; or

(iii)           orders the liquidation of the Company or any of its Subsidiaries;

and the case of each of clause (i), (ii) and (iii), the order or decree remains unstayed and in effect for 60 consecutive days; or

(i)           any other Event of Default provided with respect to Securities of that Series, which is specified in a Board Resolution, a supplemental indenture hereto or an Officers' Certificate, in accordance with Section 2.02(i).

A default under clause (d) above is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in aggregate principal amount of the Securities then outstanding notify the Company and the Trustee, in writing of the default, and the Company does not cure the default within 60 days after receipt of such notice.  The notice given pursuant to this Section 6.01 must specify the default, demand that it be remedied and state that the notice is a "Notice of Default."  When any default under this Section 6.01 is cured, it ceases.

The Trustee shall not be charged with knowledge of any Event of Default unless written notice thereof shall have been given to a Responsible Officer at the Corporate Trust Office of the Trustee by the Company, a Paying Agent, any Holder or any agent of any Holder.

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SECTION 6.02.    Acceleration of Maturity; Rescission and Annulment.

(a)           If an Event of Default (other than an Event of Default specified in clause (g) or (h) of Section 6.01) occurs and is continuing with respect to any Securities of any Series, then in every such case, the Trustee may, by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Securities of that Series (or, if any Securities of that Series are Discount Securities, such portion of the principal amount as may be specified in the terms of such Securities) then outstanding may, by written notice to the Company and the Trustee, declare all unpaid principal of, and accrued and unpaid interest on to the date of acceleration, the Securities of that Series then outstanding (if not then due and payable) to be due and payable upon any such declaration, and the same shall become and be immediately due and payable.  If an Event of Default specified in clause (g) or (h) of Section 6.01 occurs, all unpaid principal of the Securities then outstanding, and all accrued and unpaid interest thereon to the date of acceleration, shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.  The Holders of a majority in aggregate principal amount of the Securities of that Series then outstanding by written notice to the Trustee may rescind an acceleration of such Securities of that Series and its consequences if (a) all existing Events of Default, other than the nonpayment of the principal of the Securities which has become due solely by such declaration of acceleration, have been cured or waived; (b) to the extent the payment of such interest is lawful, interest (calculated at the Default Rate) on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; (c) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (d) all payments due to the Trustee and any predecessor Trustee under Section 7.07 have been made.  No such rescission shall affect any subsequent default or impair any right consequent thereto.

(b)           Notwithstanding any of provision of this Article 6, at the election of the Company in its sole discretion, the sole remedy under this Indenture for an Event of Default relating to the failure to comply with Section 4.02, and for any failure to comply with the requirements of Section 314(a)(1) of the TIA, will consist, for the 180 days after the occurrence of such an Event of Default, exclusively of the right to receive additional interest on the Securities at a rate equal to 0.50% per annum of the aggregate principal amount of the Securities then outstanding up to, but not including, the 181st day thereafter (or, if applicable, the earlier date on which the Event of Default relating to Section 4.02 is cured or waived).  Any such additional interest will be payable in the same manner and on the same dates as the stated interest payable on the Securities.  In no event shall additional interest accrue under the terms of this Indenture at a rate in excess of 0.50% per annum, in the aggregate, for any violation or default caused by the failure of the Company to be current in respect of its Exchange Act reporting obligations.  If the Event of Default is continuing on the 181st day after an Event of Default relating to a failure to comply with Section 4.02, the Securities will be subject to acceleration as provided in this Section 6.02.  The provisions of this Section 6.02(b) will not affect the rights of Holders in the event of the occurrence of any other Events of Default.

In order to elect to pay additional interest as the sole remedy during the first 180 days after the occurrence of an Event of Default relating to the failure to comply with Section 4.02 in accordance with the immediately preceding paragraph, the Company shall notify all Holders and the Trustee and Paying Agent of such election in writing on or before the close of business on the fifth Business Day after the date on which such Event of Default otherwise would occur.  Upon a failure by the Company to timely give such notice or pay additional interest, the Securities will be immediately subject to acceleration as otherwise provided in this Section 6.02.

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SECTION 6.03.    Collection of Indebtedness and Suits for Enforcement by Trustee.

If an Event of Default with respect to any Securities of any Series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such Series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

If an Event of Default in the payment of principal, interest, if any, specified in clause (a) or (b) of Section 6.01 occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company or another obligor on the Securities for the whole amount of principal, and accrued interest remaining unpaid, if any, together with, to the extent that payment of such interest is lawful, interest on overdue principal, on overdue installments of interest, if any, in each case at the Default Rate, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

SECTION 6.04.    Trustee May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company or any other obligor upon the Securities or the property of the Company or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(a)           to file and prove a claim for the whole amount of principal and interest owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(b)           to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07.

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Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 6.05.     Trustee May Enforce Claims Without Possession of Securities.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

SECTION 6.06.    Application of Money Collected.

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid: and

First: To the payment of all amounts due the Trustee under Section 7.07;

Second: To the payment of the amounts then due and unpaid for principal of and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and interest, respectively; and

Third: To the Company.

SECTION 6.07.      Limitation on Suits.

No Holder of any Security of any Series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder (except actions for payment of overdue principal and interest), unless:

(a)           such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that Series;

(b)           the Holders of not less than 25% in principal amount of the outstanding Securities of that Series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c)           such Holder or Holders have offered to the Trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

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(d)           the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e)           no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the outstanding Securities of that Series; it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudiced to such Holders).

SECTION 6.08.    Unconditional Right of Holders to Receive Principal and Interest.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of and interest, if any, on such Security on the Stated Maturity or Stated Maturities expressed in such Security (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

SECTION 6.09.    Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 6.10.    Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in Section 2.08, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 6.11.   Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

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SECTION 6.12.      Control by Holders.

The Holders of a majority in principal amount of the outstanding Securities of any Series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such Series, provided that

(a)           such direction shall not be in conflict with any rule of law or with this Indenture,

(b)           the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

(c)           subject to the provisions of Section 6.01, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall, by a Responsible Officer of the Trustee, determine that the proceeding so directed would involve the Trustee in personal liability or would be unduly prejudicial to the rights of another Holder or the Trustee.

SECTION 6.13.    Waiver of Past Defaults.

Subject to Section 9.02, the Holders of not less than a majority in principal amount of the outstanding Securities of any Series may on behalf of the Holders of all the Securities of such Series waive any past Default hereunder with respect to such Series and its consequences, except a Default in the payment of the principal of or interest on any Security of such Series (provided, however, that the Holders of a majority in principal amount of the outstanding Securities of any Series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration).  Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

SECTION 6.14.   Undertaking for Costs.

All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Company, to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 25% in principal amount of the outstanding Securities of any Series, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or interest on any Security on or after the Stated Maturity or Stated Maturities expressed in such Security (or, in the case of redemption, on the redemption date).

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ARTICLE VII
TRUSTEE

SECTION 7.01.     Duties of Trustee.

(a)           If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.

(b)           Except during the continuance of an Event of Default:

(i)           The Trustee  need perform only those duties that are specifically set forth in this Indenture and no implied duties, covenants or obligations shall be deemed to be imposed upon the Trustee.

(ii)           in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon Officers' Certificates or Opinions of Counsel furnished to the Trustee and conforming to the requirements of this Indenture; however, in the case of any such Officers' Certificates or Opinions of Counsel which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine such Officers' Certificates and Opinions of Counsel to determine whether or not they conform on their face to the requirements of this Indenture.

(c)           The Trustee may not be relieved from liability for its own its own negligent action, its own negligent failure to act or willful misconduct, except that:

(i)           This paragraph does not limit the effect of paragraph (b) of Section 7.01 herein.

(ii)           The Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer.

(iii)           The Trustee shall not be liable with respect to any action taken, suffered or omitted to be taken by it with respect to Securities of any Series in good faith in accordance with the direction of the Holders of a majority in principal amount of the outstanding Securities of such Series relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such Series.

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(d)           Every provision of this Indenture that in any way relates to the Trustee is subject to paragraph (a), (b) and (c) of this Section.

(e)           The Trustee may refuse to perform any duty or exercise any right or power unless it receives an indemnity satisfactory to it against any loss, liability or expense.

(f)           The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company.  Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g)           No provision of this Indenture shall require the Trustee to risk or expend its own funds or otherwise incur liability, financial or otherwise, in the performance of any of its duties, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk is not reasonably assured to it.

(h)           The Paying Agent, the Registrar and any authenticating agent shall be entitled to the same rights, indemnities, protections and immunities afforded to the Trustee.

(i)           The Trustee shall have no duty to monitor the performance or compliance of the Company with its obligations hereunder or any under supplement hereto, nor shall it have any liability in connection with the malfeasance or nonfeasance by the Company.  The Trustee shall have no liability in connection with compliance by the Company with statutory or regulatory requirements related to this Indenture, any supplement or any Securities issued pursuant hereto or thereto.

SECTION 7.02.    Rights of Trustee.

(a)           The Trustee may conclusively rely on and shall be fully protected in acting or refraining from acting as a result of its belief that any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, direction, approval or other paper or document was genuine and had been signed or presented by the proper person.  The Trustee need not investigate any fact or matter stated in the document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it sees fit and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(b)           Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel or both.  The Trustee shall not be liable for any action it takes or omits to take in reliance on such Officers' Certificate or Opinion of Counsel.

(c)           The Trustee may act through agents and shall not be responsible for the misconduct or negligence of, or for the supervision of, any agent appointed with due care.  No Depository shall be deemed an agent of the Trustee and the Trustee shall not be responsible for any act or omission by any Depository.

(d)           The Trustee shall not be liable for any action it takes or omits to take which it believes to be authorized or within its rights or powers.

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(e)           The Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in reliance thereon.

(f)           The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by or pursuant to this Indenture at the request, order or direction of any of the Holders of Securities, unless such Holders shall have offered to the Trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

SECTION 7.03.    Individual Rights of Trustee.

The Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with the Company or an Affiliate with the same rights it would have if it were not Trustee.  Any Agent may do the same with like rights.  The Trustee is also subject to Sections 7.10 and 7.11.

SECTION 7.04.    Trustee's Disclaimer.

The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities and the recitals contained herein and in the Securities shall be taken as statements of the Company and not of the Trustee, and the Trustee has no responsibility for such recitals. The Trustee shall not be accountable for the Company's use or application of the proceeds from the Securities or for monies paid over to the Company pursuant to this Indenture, and it shall not be responsible for any statement in the Securities other than its authentication.

SECTION 7.05.    Notice of Defaults.

If a Default or Event of Default occurs and is continuing with respect to the Securities of any Series and if a Responsible Officer of the Trustee has actual knowledge or receives written notice of such event, the Trustee shall mail to each Securityholder of the Securities of that Series, notice of a Default or Event of Default within 90 days after it occurs or, if later, after a Responsible Officer of the Trustee has actual knowledge of such Default or Event of Default.  Except in the case of a Default or Event of Default in payment of principal of or interest on any Security of any Series, including any additional interest that may become payable pursuant to Section 6.02(b), the Trustee may withhold the notice so long as the Trustee in good faith determines that withholding the notice is in the interests of Securityholders of that Series.

SECTION 7.06.    Reports by Trustee to Holders.

Within 60 days after October 15 in each year, the Trustee shall transmit by mail to all Securityholders, as their names and addresses appear on the register kept by the Registrar, a brief report dated as of such October 15, in accordance with, and to the extent required under, TIA Section 313.

A copy of each report at the time of its mailing to Securityholders of any Series shall be filed with the SEC and each stock exchange on which the Securities of that Series are listed.  The Company shall promptly notify the Trustee in writing when Securities of any Series are listed on any stock exchange and any delisting thereof.

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SECTION 7.07.   Compensation and Indemnity.

The Company shall pay to the Trustee from time to time such compensation for its services as shall be agreed upon in writing.  The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.  The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses, disbursements and advances incurred by it.  Such expenses shall include the reasonable compensation and expenses of the Trustee's agents, counsel and other persons not regularly in its employ.

The Company shall indemnify, defend and hold harmless the Trustee and its officers, directors, employees, representatives and agents, from and against and reimburse the Trustee for any and all claims, expenses, fees, obligations, liabilities, losses, damages, injuries (to person, property, or natural resources), penalties, stamp or other similar taxes, actions, suits, judgments, reasonable costs and expenses (including attorney's and agent's fees and expenses) of whatever kind or nature regardless of their merit, demanded, asserted or claimed against the Trustee directly or indirectly relating to, or arising out of or in connection with the acceptance or administration of the trust hereunder, including the costs and expenses of defending itself against any claims (regardless of whether such claim is initiated by the Company, the Holder or any other person) against the Trustee by reason of its participation in the transactions contemplated hereby, including without limitation all reasonable costs required to be associated with claims for damages to persons or property, and attorneys' and consultants' fees and expenses and court costs except to the extent caused by the Trustee's negligence or willful misconduct.  The provisions of this Section 7.07 shall survive the termination of this Agreement or the earlier resignation or removal of the Trustee.  The Company shall defend any claim and the Trustee shall cooperate in the defense.  The Trustee may have separate counsel and the Company shall pay the fees and expenses of such counsel.  The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed.  This indemnification shall apply to officers, directors, employees, shareholders and agents of the Trustee.

The Company need not reimburse any expense or indemnify against any loss liability incurred by the Trustee or by any officer, director, employee, shareholder or agent of the Trustee through negligence or bad faith.

To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Securities of any Series on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Securities of that Series.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(g) or (h), or the analogous subsections in any supplemental indenture occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

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SECTION 7.08.    Replacement of Trustee.

A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section.

The Trustee may resign with respect to the Securities of one or more Series by so notifying the Company.  The Holders of a majority in principal amount of the Securities of any Series may remove the Trustee with respect to that Series by so notifying the Trustee and the Company.  The Company may remove the Trustee with respect to Securities of one or more Series if:

(a)           the Trustee fails to comply with Section 7.10;

(b)           the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(c)           a Custodian or public officer takes charge of the Trustee or its property; or

(d)           the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee.  Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Securities may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

If a successor Trustee with respect to the Securities of any one or more Series does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least  25% in principal amount of the Securities of the applicable Series may petition any court of competent jurisdiction for the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company.  Immediately after that, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee subject to the lien provided for in Section 7.07, and subject to the payment of any and all amounts then due and owing to the retiring Trustee, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee with respect to each Series of Securities for which it is acting as Trustee under this Indenture.  A successor Trustee shall mail a notice of its succession to each Securityholder of each such Series.  Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Company's obligations under Section 7.07 hereof shall continue for the benefit of the retiring trustee with respect to expenses and liabilities incurred by it prior to such replacement.

SECTION 7.09.    Successor Trustee by Merger, etc.

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee with the same effect as if the successor Trustee had been named as the Trustee herein.

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SECTION 7.10.    Eligibility; Disqualification.

This Indenture shall always have a Trustee who satisfies the requirements of TIA Section 310(a)(1), (2) and (5).  The Trustee shall always have a combined capital and surplus of at least $25,000,000 as set forth in its most recent published annual report of condition.  The Trustee shall comply with TIA Section 310(b).

SECTION 7.11.     Preferential Collection of Claims Against Company.

The Trustee is subject to TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b).  A Trustee who has resigned or been removed shall be subject to TTA Section 311(a) to the extent indicated.

ARTICLE VIII
SATISFACTION AND DISCHARGE; DEFEASANCE

SECTION 8.01.    Satisfaction and Discharge of Indenture.

This Indenture shall cease to be of further effect (except as hereinafter provided in this Section 8.01), and the Trustee, on the written demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(a)           either

(i)           all Securities theretofore authenticated and delivered (other than Securities that have been destroyed, lost or stolen and that have been replaced or paid) have been delivered to the Trustee for cancellation; or

(ii)           all such Securities not theretofore delivered to the Trustee for cancellation have become due and payable, or

(1)           have become due and payable, or

(2)           will become due and payable at their Stated Maturity within one year, or

(3)           are to be called for redemption within one year  under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, or

(4)           are deemed paid and discharged pursuant to section 8.03, as applicable; and the Company, in the case of (1), (2) or (3) above, has deposited or caused to be deposited with the Trustee as trust funds in trust an amount sufficient for the purpose of paying and discharging the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Securities which have become due and payable on or prior to the date of such deposit) or to the Stated Maturity or redemption date, as the case may be;

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(b)           the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(c)           the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each meeting the applicable requirements of Sections 10.04 and 10.05 and each stating that all conditions precedent herein relating to the satisfaction and discharge of this Indenture have been complied with and the Trustee receives written demand from the Company to discharge.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 7.07, and, if money shall have been deposited with the Trustee pursuant to clause (a) of this Section, the provisions of Sections 2.04, 2.07, 2.08, 8.01 8.02 and 8.05 shall survive.

SECTION 8.02.   Application of Trust Funds; Indemnification.

(a)           Subject to the provisions of Section 8.05, all money deposited with the Trustee pursuant to Section 8.01, all money and U.S. Government Obligations or Foreign Government Obligations deposited with the Trustee pursuant to Section 8.03 or 8.04 and all money received by the Trustee in respect of U.S. Government Obligations or Foreign Government Obligations deposited with the Trustee pursuant to Section 8.03 or 8.04, shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the persons entitled thereto, of the principal and interest for whose payment such money has been deposited with or received by the Trustee or to make mandatory sinking fund payments or analogous payments as contemplated by Sections 8.03 or 8.04.

(b)           The Company shall pay and shall indemnify the Trustee and the Agents against any tax, fee or other charge imposed on or assessed against U.S. Government Obligations or Foreign Government Obligations deposited pursuant to Sections 8.03 or 8.04 or the interest and principal received in respect of such obligations other than any payable by or on behalf of Holders.

(c)           The Trustee shall, in accordance with the terms of this Indenture, deliver or pay to the Company from time to time, upon Company Request and at the expense of the Company any U.S. Government Obligations or Foreign Government Obligations or money held by it pursuant to this Indenture as provided in Sections 8.03 or 8.04 which, in the opinion of a nationally recognized firm of independent certified public accountants, expressed in a written certification thereof and delivered to the Trustee together with such Company Request, are then in excess of the amount thereof which then would have been required to be deposited for the purpose for which such U.S. Government Obligations or Foreign Government Obligations or money were deposited or received.  This provision shall not authorize the sale by the Trustee of any U.S. Government Obligations or Foreign Government Obligations held under this Indenture.

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SECTION 8.03.    Legal Defeasance of Securities of any Series.

Unless this Section 8.03 is otherwise specified, pursuant to Section 2.02(s), to be inapplicable to Securities of any Series, the Company shall be deemed to have paid and discharged the entire indebtedness on all the outstanding Securities of such Series on the  first day after the date of the deposit referred to in subparagraph (d) hereof, and the provisions of this Indenture, as it relates to such outstanding Securities of such Series, shall no longer be in effect (and the Trustee, at the expense of the company, shall, at Company Request, execute proper instruments acknowledging the same), except as to:

(a)           the rights of Holders of Securities of such Series to receive, from the trust funds described in subparagraph (d) hereof, (i) payment of the principal of and each installment of principal of and interest on the outstanding Securities of such Series on the Stated Maturity of such principal or installment of principal or interest and (ii) the benefit of any mandatory sinking fund payments applicable to the Securities of such Series on the day on which such payments are due and payable in accordance with the terms of this Indenture and the Securities of such Series;

(b)           the provisions of Sections 2.04, 2.07, 2.08, 2.14, 8.02, 8.03 and 8.05; and

(c)           the rights, powers, trust duties, indemnifications and immunities of the Trustee hereunder; provided that, the following conditions shall have been satisfied:

(d)           the Company shall have deposited or caused to be deposited irrevocably with the Paying Agent as trust funds in trust for the purpose of making the following payments, specifically pledged as security for and dedicated solely to the benefit of the Holders of such Securities in the case of Securities of such Series denominated in Dollars, cash in Dollars (or such other money or currencies as shall then be legal tender in the United States) and/or U.S. Government Obligations, or (ii) in the case of Securities of such Series denominated in a Foreign Currency (other than a composite currency), money and/or Foreign Government Obligations, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Paying Agent), not later than  one day before the due date of any payment of money, an amount in cash, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee and the Paying Agent, to pay and discharge each installment of principal (including mandatory sinking fund or analogous payments) of and interest, if any, on all the Securities of such Series on the dates such installments of interest or principal are due;

(e)           such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;

(f)           no Default or Event of Default with respect to the Securities of such Series shall have occurred and be continuing on the date of such deposit or during the period ending on the first day after such date;

(g)           the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of this Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Securities of such Series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

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(h)           the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Securities of such Series over any other creditors of the company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company;

(i)           such deposit shall not result in the trust arising from such deposit constituting an investment company (as defined in the Investment Company Act of 1940, as amended), or such trust shall be qualified under such Act or exempt from regulation thereunder; and

(j)           the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the defeasance contemplated by this Section have been complied with.

SECTION 8.04.    Covenant Defeasance.

Unless this Section 8.04 is otherwise specified pursuant to Section 2.02(s) to be inapplicable to Securities of any Series, on and after the first day after the date of the deposit referred to in subparagraph (a) hereof, the Company may omit to comply with any term, provision or condition set forth under Sections 4.02, 4.03, 4.04, 4.05, 4.06, and 5.01 as well as any additional covenants contained in a supplemental indenture hereto for a particular Series of Securities or a Board Resolution or an Officers' Certificate delivered pursuant to Section 2.02(s) (and the failure to comply with any such covenants shall not constitute a Default or Event of Default under Section 6.01) and the occurrence of any event described in clause (e) of Section 6.01 shall not constitute a Default or Event of Default hereunder, with respect to the Securities of such Series, provided that the following conditions shall have been satisfied:

(a)           With reference to this Section 8.04, the Company has deposited or caused to be irrevocably deposited (except as provided in Section 8.02(c)) with the Paying Agent as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities (i) in the case of Securities of such Series denominated in Dollars, cash in Dollars (or such other money or currencies as shall then be legal tender in the United States) and/or U.S. Government Obligations, or (ii) in the case of Securities of such Series denominated in a Foreign Currency (other than a composite currency), money and/or Foreign Government Obligations, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Paying Agent), not later than  one day before the due date of any payment of money, an amount in cash, sufficient, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Paying Agent, to pay principal and interest, if any, on and any mandatory sinking fund in respect of the Securities of such Series on the dates such installments of interest or principal are due;

(b)           Such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;

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(c)           No Default or Event of Default with respect to the Securities of such Series shall have occurred and be continuing on the date of such deposit or during the period ending on the day after such date;

(d)           the company shall have delivered to the Trustee an Opinion of Counsel confirming that Holders of the Securities of such Series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(e)           the Company shall have delivered to the Trustee an Officers' Certificate stating the deposit was not made by the Company with the intent of preferring the Holders of the Securities of such Series over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company; and

(f)           The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the defeasance contemplated by this Section have been complied with.

SECTION 8.05.    Repayment to Company.

The Paying Agent shall pay to the Company upon request any money held by them for the payment of principal and interest that remains unclaimed for two years.  After that, Securityholders entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person and all liability of the Paying Agent with respect to that money shall cease.

ARTICLE IX
AMENDMENTS AND WAIVERS

SECTION 9.01.    Without Consent of Holders.

The Company and the Trustee may amend or supplement this Indenture or the Securities of one or more Series without the consent of any Securityholder:

(a)           to cure any ambiguity, defect or inconsistency;

(b)           to comply with Article V;

(c)           to provide for uncertificated Securities in addition to or in place of certificated Securities;

(d)           to make any change that does not adversely affect the rights of any Securityholder;

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(e)           to provide for the issuance of and establish the form and terms and conditions of Securities of any Series as permitted by this Indenture;

(f)           to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more Series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee;

(g)           to comply with requirements of the TIA and any rules promulgated under the TIA; and

(h)           to add to the covenants of the Company for the equal and ratable benefit of the Holders or to surrender any right, power or option conferred upon the Company.

Any amendment or supplement made solely to conform the provisions of this Indenture or the Securities of any Series to the description thereof contained in the final prospectus relating to such Series will be deemed not to adversely affect the rights of any Holder.

SECTION 9.02.     With Consent of Holders.

The Company and the Trustee may enter into a supplemental indenture with the written consent of the Holders of at least a majority in principal amount of the outstanding Securities of all Series affected by such supplemental indenture, taken together as one class (including consents obtained in connection with a tender offer or exchange offer for the Securities of such Series), for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner the rights of the Securityholders of each such Series.  Except as provided in Section 6.13, the Holders of at least a majority in principal amount of the outstanding Securities of all Series affected by such waiver by notice to the Trustee, taken together as one class (including consents obtained in connection with a tender offer or exchange offer for the Securities of such Series) may waive compliance by the Company with any provision of this Indenture or the Securities with respect to such Series.

It shall not be necessary for the consent of the Holders of Securities under this Section 9.02 to approve the particular form of any proposed supplemental indenture or waiver, but it shall be sufficient if such consent approves the substance thereof.  After a supplemental indenture or waiver under this section becomes effective, the Company shall mail to the Holders of Securities affected thereby a notice briefly describing the supplemental indenture or waiver.  Any failure by the Company to mail or publish such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

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Section 9.03.    Limitations.

Without the consent of each Securityholder affected, an amendment or waiver may not:

(a)           change the amount of Securities whose Holders must consent to an amendment, supplement or waiver, except to increase any such amount or to provide that certain provisions of this Indenture cannot be modified, amended or waived without the consent of the Holder of each outstanding Security affected thereby;

(b)           reduce the amount of interest, or change the interest payment time, on any Security;

(c)           waive a redemption payment or alter the redemption provisions (other than any alteration that would not materially adversely affect the legal rights of any Holder under this Indenture) or the price at which the Company is required to offer to purchase the Securities;

(d)           reduce the principal or change the Stated Maturity of any Security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;

(e)           reduce the principal amount payable of any Security upon Maturity;

(f)           waive a Default or Event of Default in the payment of the principal of or interest, if any, on any Security (except a rescission of acceleration of the Securities of any Series by the Holders of at least a majority in principal amount of the outstanding Securities of such Series and a waiver of the payment default that resulted from such acceleration);

(g)           change the place or currency of payment of principal of or interest, if any, on any Security other than that stated in the Security;

(h)           impair the right of any Holder to receive payment of principal or, or interest on, the Securities of such Holder on or after the due dates therefor;

(i)           impair the right to institute suit for the enforcement of any payment on, or with respect to, any Security;

(j)           make any change in Sections 10.15 or 10.16;

(k)           change the ranking of the Securities; or

(l)           make any other change which is specified in a Board Resolution, a supplemental indenture hereto or an Officers' Certificate as a limitation under this Section.

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SECTION 9.04.    Compliance with Trust Indenture Act.

Every amendment to this Indenture or the Securities of one or more Series shall be set forth in a supplemental indenture hereto that complies with the TIA as then in effect.

SECTION 9.05.    Revocation and Effect of Consents.

Until an amendment or waiver becomes effective, a consent to it by a Holder of a Security is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security.  However, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective.

Any amendment or waiver once effective shall bind every Securityholder of each Series affected by such amendment or waiver unless it is of the type described in any of clauses (a) through (g) of Section 9.03 in that case, the amendment or waiver shall bind each Holder of a Security who has consented to it and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security.

SECTION 9.06.     Notation on or Exchange of Securities.

If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee and the Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder.  Alternatively, if the Company or the Trustee so determines, the Company shall issue and the Trustee shall authenticate upon request new Securities of that Series that reflect the changed terms.

SECTION 9.07.      Trustee Protected.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall receive, and (subject to Section 7.01) shall be fully protected in relying upon, an Opinion of Counsel and an Officers’ Certificate, stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and is the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.  The Trustee shall sign all supplemental indentures, except that the Trustee need not sign any supplemental indenture that adversely affects its rights, duties or indemnities.

SECTION 9.08.      Effect of Supplemental Indenture.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and each such supplemental indenture shall form part of this Indenture for all purposes with respect to the relevant Series; and every Holder of Securities of the relevant Series theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

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ARTICLE X
MISCELLANEOUS

SECTION 10.01.   Trust Indenture Act Controls.

If any provision of this Indenture limits, qualifies, or conflicts with another provision which is required or deemed to be included in this Indenture by the TIA, such required or deemed provision shall control.

SECTION 10.02.      Notices.

Any notice or communication by the Company, the Trustee, the Paying Agent or the Registrar to another is duly given if in writing and delivered in person or mailed by first-class mail:

if to the Company:

Aegean Marine Petroleum Network Inc.
10, Akti Kondili
18545, Piraeus, Greece
Attention: General Counsel
Fax: 30 210 4586 245

if to the Trustee, Registrar or Paying Agent:

Deutsche Bank Trust Company Americas
60 Wall Street
MSNYC60-2710
New York, New York 10005
Attn:  Trust and Agency Services
          Corporate Team Deal Manager – Aegean Marine Petroleum Network, Inc.
   Facsimile:  732-578-4635

With copy:
Deutsche Bank Trust Company Americas
c/o Deutsche Bank National Trust Company
100 Plaza One – 6th floor
MSJCY03-0699
Jersey City, New Jersey  07311
Attn:  Trust and Agency Services
          Corporate Team Deal Manager – Aegean Marine Petroleum Network, Inc.
Facsimile:  732-578-4635

The Company, the Trustee and each Agent by notice to each other may designate additional or different addresses for subsequent notices or communications.

Any notice or communication to a Securityholder shall be mailed by first-class mail to his address shown on the register kept by the Registrar.  Failure to mail a notice or communication to a Securityholder of any Series or any defect in it shall not affect its sufficiency with respect to other Securityholders of that or any other Series.

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If a notice or communication is mailed or published in the manner provided above, within the time prescribed, it is duly given, whether or not the Securityholder receives it.

If the company mails a notice or communication to Securityholders, it will mail a copy to the Trustee and each Agent at the same time.

Whenever a notice is required to be given by the Company, such notice may be given by the Trustee or Registrar on the Company's behalf (and the Company will make any notice it is required to give to Holders available on its website).

SECTION 10.03.     Communication by Holders with Other Holders.

Securityholders of any Series may communicate pursuant to TIA Section 312(b) with other Securityholders of that Series or any other Series with respect to their rights under this Indenture or the Securities of that Series or all Series.  The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).

SECTION 10.04.      Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(a)           an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b)           an Opinion of Counsel stating that, in the opinion of counsel, all such conditions precedent (including any covenants, compliance with which constitutes a condition precedent) have been complied with.

SECTION 10.05.    Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA Section 314(a)(4)) shall comply with the provisions of TIA Section 314(e) and shall include:

(a)           a statement that the person making such certificate or opinion has read such covenant or condition;

(b)           a brief statement as to the nature and scope of the examination or investigation  upon which the statements or opinions  contained in such certificate or opinion are based;

(c)           a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

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(d)           a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials.

SECTION 10.06.    Record Date for Vote or Consent of Holders.

The Company (or, in the event deposits have been made pursuant to Section 11.02, the Trustee) may set a record date for purposes of determining the identity of Holders entitled to vote or consent to any action by vote or consent authorized or permitted under this Indenture, which record date shall not be more than 60 days prior to the date of the commencement of solicitation of such action.  Notwithstanding the provisions of Section 9.05, if a record date is fixed, those persons who were Holders of Securities at the close of business on such record date (or their duly designated proxies), and only those persons, shall be entitled to take such action by vote or consent or to revoke any vote or consent previously given, whether or not such persons continue to be Holders after such record date.

SECTION 10.07.    Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or a meeting of Securityholders of one or more Series.  Any Agent may make reasonable rules and set reasonable requirements for its functions.

SECTION 10.08.    Legal Holidays.

Unless otherwise provided by Board Resolution, Officers' Certificate or supplemental indenture for a particular Series, a "Legal Holiday" is any day that is not a Business Day.  If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

SECTION 10.09.    No Recourse Against Others.

A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation.  Each Securityholder by accepting a Security waives and releases all such liability.  The waiver and release are part of the consideration for the issue of the Securities.

SECTION 10.10.    Counterparts.

This Indenture may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

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SECTION 10.11.      Governing Laws and Submission to Jurisdiction.

THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK EXCLUDING ANY RULE OF LAW THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

The Company agrees that any legal suit, action or proceeding arising out of or based upon this Indenture may be instituted in any federal or state court sitting in New York City, and, to the fullest extent permitted by law, waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such court in any suit, action or proceeding.  The Company, as long as any Securities remain outstanding or the parties hereto have any obligation under this Indenture, shall have an authorized agent in the United States upon whom process may be served in any such legal action or proceeding. Service of process upon such agent and written notice of such service mailed or delivered to it shall to the extent permitted by law be deemed in every respect effective service of process upon it in any such legal action or proceeding and, if it fails to maintain such agent, any such process or summons may be served by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, addressed to it at its address as provided for notices hereunder. The Company hereby appoints Seward & Kissel LLP, One Battery Park Plaza, New York, NY,  10004, as its agent for such purposes, and covenants and agrees that service of process in any legal action or proceeding may be made upon it at such office of such agent.

SECTION 10.12.    No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or a Subsidiary.  Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

SECTION 10.13.   Successors.

All agreements of the Company in this Indenture and the Securities shall bind its successor.  All agreements of the Trustee in this Indenture shall bind its successor.

SECTION 10.14.    Severability.

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 10.15.     Table of Contents, Headings, Etc.

The Table of Contents, Cross Reference Table, and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

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SECTION 10.16.    Securities in a Foreign Currency or in ECU.

Unless otherwise specified in a Board Resolution, a supplemental indenture hereto or an Officers' Certificate delivered pursuant to Section 2.02 of this Indenture with respect to a particular Series of Securities, whenever for purposes of this Indenture any action may be taken by the Holders of a specified percentage in aggregate principal amount of Securities of all Series or all Series affected by a particular action at the time outstanding and, at such time, there are outstanding Securities of any Series which are denominated in a coin or currency other than Dollars (including ECUs), then the principal amount of Securities of such Series which shall be deemed to be outstanding for the purpose of taking such action shall be that amount of Dollars that could be obtained for such amount at the Market Exchange Rate at such time.  For purposes of this Section 10.16, "Market Exchange Rate" shall mean the noon Dollar buying rate in New York City for cable transfers of that currency as published by the Federal Reserve Bank of New York; provided, however, in the case of ECUs, Market Exchange Rate shall mean the rate of exchange determined by the Commission of the European Union (or any successor thereto) as published in the Official Journal of the European Union (such publication or any successor publication, the "Journal").  If such Market Exchange Rate is not available for any reason with respect to such currency, the Trustee shall use, without liability on its part, such quotation of the Federal Reserve Bank of New York or, in the case of ECUs, the rate of exchange as published in the Journal, as of the most recent available date, or quotations or, in the case of ECUs, rates of exchange from one or more major banks in The City of New York or in the country of issue of the currency in question or, in the case of ECUs, in Luxembourg or such other quotations or, in the case of ECUs, rates of exchange as the Trustee, upon consultation with the Company, shall deem appropriate.  The provisions of this paragraph shall apply in determining the equivalent principal amount in respect of Securities of a Series denominated in currency other than Dollars in connection with any action taken by Holders of Securities pursuant to the terms of this Indenture.

All decisions and determinations of the Trustee regarding the Market Exchange Rate or any alternative determination provided for in the preceding paragraph shall be in its sole discretion and shall, in the absence of manifest error, be conclusive to the extent permitted by law for all purposes and irrevocably binding upon the Company and all Holders.

SECTION 10.17.    Judgment Currency.

The Company agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of or interest or other amount on the Securities of any Series (the "Required Currency") into a currency in which a judgment will be rendered (the "Judgment Currency"), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the day on which final unappealable judgment is entered, unless such day is not a New York Banking Day, then, the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the New York Banking Day preceding the day on which final unappealable judgment is entered and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, any recovery pursuant to any judgment (whether or not entered in accordance with subsection (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable, and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture.  For purposes of the foregoing, "New York Banking Day" means any day except a Saturday, Sunday or a legal holiday in The City of New York on which banking institutions are authorized or required by law, regulation or executive order to close.

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SECTION 10.18.   Compliance with Applicable Anti-Terrorism and Money Laundering Regulations.

In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including those relating to the funding of terrorist activities and money laundering ("Applicable Law"), the Trustee is required to obtain, verify and record certain information relating to individuals and entities which maintain a business relationship with the Trustee.  Accordingly, each of the parties agree to provide to the Trustee, upon its request from time to time such identifying information and documentation as may be available for such party in order to enable the Trustee to comply with the Applicable Law.

SECTION 10.19.   USA PATRIOT Act Section 326 Customer Identification Program.

The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003 (Section 326 of the USA PATRIOT Act) all financial institutions are required to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account.  The parties to this Agreement agree that they will provide to the Trustee such information as it may request, from time to time, in order for the Trustee to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

ARTICLE XI
SINKING FUNDS

SECTION 11.01.    Applicability of Article.

The provisions of this Article shall be applicable to any sinking fund for the retirement of the Securities of a Series, except as otherwise permitted or required by any form of Security of such Series issued pursuant to this Indenture.

The minimum amount of any sinking fund payment provided for by the terms of the Securities of any Series is herein referred to as a "mandatory sinking fund payment" and any other amount provided for by the terms of Securities of such Series is herein referred to as an "optional sinking fund payment." If provided for by the terms of Securities of any Series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 11.02.  Each sinking fund payment shall be applied to the redemption of Securities of any Series as provided for by the terms of the securities of such Series.

SECTION 11.02.     Satisfaction of Sinking Fund Payments with Securities.

The Company may, in satisfaction of all or any part of any sinking fund payment with respect to the Securities of any Series to be made pursuant to the terms of such Securities (1) deliver outstanding Securities of such Series to which such sinking fund payment is applicable (other than any of such Securities previously called for mandatory sinking fund redemption) and (2) apply as credit Securities of such Series to which such sinking fund payment is applicable and which have been redeemed either at the election of the Company pursuant to the terms of such Series of Securities (except pursuant to any mandatory sinking fund) or through the application of permitted optional sinking fund payments or other optional redemptions pursuant to the terms of such Securities, provided that such Securities have not been previously so credited.  Such Securities shall be received by the Registrar, together with an Officers' Certificate with respect thereto, not later than 15 days prior to the date on which the Registrar begins the process of selecting Securities for redemption, and shall be credited for such purpose by the Registrar at the price specified in such Securities for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.

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SECTION 11.03.    Redemption of Securities for Sinking Fund.

Not less than 15 days (unless otherwise indicated in the Board Resolution, supplemental indenture hereto or Officers' Certificate in respect of a particular Series of Securities) prior to each sinking fund payment date for any Series of Securities, the Company will deliver to the Trustee and the Paying Agent an Officers' Certificate specifying the amount of the next ensuing mandatory sinking fund payment for that Series pursuant to the terms of that Series, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting of Securities of that Series pursuant to Section 11.02., and the optional amount, if any, to be added in cash to the next ensuing mandatory sinking fund payment, and the Company shall thereupon be obligated to pay the amount therein specified.  The Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 3.02 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 3.03.  Such notice having been duly given, the redemption of such Securities shall stated in Sections 3.04, 3.05 and 3.06.

[The remainder of this page is intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

AEGEAN MARINE PETROLEUM NETWORK INC.

By: /s/ Nikolas Tavlarios
Name: Nikolas Tavlarios
Its: President

Deutsche Bank Trust Company Americas
as Trustee

By: Deutsche Bank National Trust Company

By: /s/ Wanda Camacho
Name: Wanda Camacho
Its: Vice President

By: /s/ Linda Reale
 Name: Linda Reale
Its: Vice President

Deutsche Bank Trust Company Americas
60 Wall Street
MSNYC60-2710
New York, New York 10005
Attn:  Trust and Agency Services
          Corporate Team Deal Manager – Aegean Marine Petroleum Network, Inc.
   Facsimile:  732-578-4635

With copy:
Deutsche Bank Trust Company Americas
c/o Deutsche Bank National Trust Company
100 Plaza One – 6th floor
MSJCY03-0699
Jersey City, New Jersey  07311
Attn:  Trust and Agency Services
          Corporate Team Deal Manager – Aegean Marine Petroleum Network, Inc.
Facsimile:  732-578-4635

48

EXHIBIT 2

AEGEAN MARINE PETROLEUM NETWORK INC.

AND

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Trustee

First Supplemental Indenture

Dated as of October 23, 2013

to Indenture

Dated as of October 23, 2013

4.00% Convertible Senior Notes due 2018

TABLE OF CONTENTS

EXHIBIT

Exhibit A               Form of Note                                                                              A-1

FIRST SUPPLEMENTAL INDENTURE dated as of October 23, 2013 (this "Supplemental Indenture") between Aegean Marine Petroleum Network Inc., a company organized under the laws of the Republic of the Marshall Islands, as issuer (the "Company", as more fully set forth in ) and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (the "Trustee", as more fully set forth in ), supplementing the Indenture, dated as of October 23, 2013, between the Company and the Trustee (the "Base Indenture" and the Base Indenture, as amended and supplemented by this Supplemental Indenture, and as it may be further amended or supplemented from time to time with respect to the Notes, the "Indenture").

W I T N E S S E T H:

WHEREAS, the Company executed and delivered the Base Indenture to the Trustee to provide, among other things, for the issuance, from time to time, of the Company's Securities, in an unlimited aggregate principal amount, in one or more series to be established by the Company under, and authenticated and delivered as provided in, the Base Indenture;

WHEREAS, Sections 2.01 and 2.02 of the Base Indenture provide for the Company to issue Securities thereunder in the form and on the terms set forth in one or more Board Resolutions, indentures supplemental thereto or Officers' Certificates;

WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of a single series of Securities designated as its 4.00% Convertible Senior Notes due 2018 (the "Notes" and each $1,000 principal amount thereof, unless the context otherwise requires, a "Note"), initially in an aggregate principal amount not to exceed $86,250,000, and in order to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Supplemental Indenture;

WHEREAS, the Form of Note, the Form of Conversion Notice, the Form of Fundamental Change Repurchase Notice and the Form of Assignment and Transfer to be borne by the Notes are to be substantially in the forms hereinafter provided;

WHEREAS, the conditions set forth in the Base Indenture for the execution and delivery of this Supplemental Indenture have been complied with; and

WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Supplemental Indenture provided, the valid, binding and legal obligations of the Company, and this Supplemental Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Supplemental Indenture and the issue hereunder of the Notes have in all respects been duly authorized.

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the Holders thereof, the Company covenants and agrees with the Trustee for the benefit of each other and for the equal and proportionate benefit of the respective Holders from time to time of the Notes (except as otherwise provided below), as follows:

ARTICLE 1
DEFINITIONS

 Definitions. For all purposes of the Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article 1 shall have the respective meanings assigned to them in this Article 1 and include the plural as well as the singular and, to the extent applicable, supersede the definitions thereof in the Base Indenture;

(b) all words, terms and phrases defined in the Base Indenture (but not otherwise defined herein) shall have the same meanings as in the Base Indenture; and

(c) the words "herein," "hereof" and "hereunder" and other words of similar import (i) when used with regard to any specified Article, Section or sub-division, refer to such Article, Section or sub-division of this Supplemental Indenture and (ii) otherwise, refer to the Indenture as a whole and not to any particular Article, Section or other subdivision.

 "Additional Interest" means all amounts, if any, payable pursuant to Section 5.04(b).

 "Additional Notes" shall have the meaning specified in Section 2.08(a).

 "Additional Shares" shall have the meaning specified in Section 9.03(a).

 "Additional Tax Amounts" shall have the meaning specified in Section 4.06.

 "Applicable Procedures" means, with respect to any transfer or transaction involving a Global Note or any beneficial interest therein, the rules and procedures of the Depository for such Note, in each case to the extent applicable to such transfer or transaction and as in effect from time to time.

 "Averaging Period" shall have the meaning specified in Section 9.04(e).

 "Bankruptcy Law" means Title 11, United States Code, or any similar U.S. federal, state or non-U.S. law for the relief of debtors.

 "Base Indenture" has the meaning specified in the first paragraph of this Supplemental Indenture.

 "Bid Solicitation Agent" means the Person appointed by the Company to solicit bids for the Trading Price of the Notes in accordance with Section 9.01(b)(ii). The Company shall initially act as the Bid Solicitation Agent.

 "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, but excluding any debt securities convertible into such equity.

 "Cash Settlement" shall have the meaning specified in Section 9.02(g).

 "Clause A Distribution" shall have the meaning specified in Section 9.04(c)(iii).

 "Clause B Distribution" shall have the meaning specified in Section 9.04(c)(iii).

 "Clause C Distribution" shall have the meaning specified in Section 9.04(c)(iii).

 "close of business" means 5:00 p.m. (New York City time).

 "Combination Settlement" shall have the meaning specified in Section 9.02(g).

 "Common Stock" means the common stock of the Company, par value $0.01 per share, or any other shares of Capital Stock of the Company into which such shares of common stock will be reclassified or changed.

 "Company" shall have the meaning specified in the first paragraph of this Supplemental Indenture and, subject to the provisions of Article 12 hereof, shall include its successors and assigns.

 "Conversion Agent" shall have the meaning specified in Section 4.02.

 "Conversion Consideration" shall have the meaning specified in Section 9.02(h).

 "Conversion Date" shall have the meaning specified in Section 9.02(a).

 "Conversion Notice" shall have the meaning specified in Section 9.02(a).

 "Conversion Obligation" shall have the meaning specified in Section 9.01(a).

 "Conversion Price" means at any time, $1,000, divided by the Conversion Rate at such time.

 "Conversion Rate" shall have the meaning specified in Section 9.01(a).

 "Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

 "Daily Cash Amount" shall have the meaning specified in the definition of "Daily Settlement Amount."

 "Daily Conversion Value" means, for any Trading Day, (i) the product (x) the Conversion Rate on such Trading Day and (y) the Daily VWAP on such Trading Day, divided by (ii) 25.

 "Daily Measurement Value" shall have the meaning specified in the definition of "Daily Settlement Amount."

 "Daily Settlement Amount," means, with respect to each of the 25 consecutive Trading Days during an Observation Period, (i) cash equal to the lesser of (x) the Specified Dollar Amount applicable to such conversion, divided by 25 (such quotient, the "Daily Measurement Value"); and (y) the Daily Conversion Value on such Trading Day (the lesser of such preceding clauses (x) and (y), the "Daily Cash Amount"); and (ii) if such Daily Conversion Value exceeds such Daily Measurement Value, a number of shares of Common Stock (such number, the "Daily Share Amount") equal to (x) the difference between such Daily Conversion Value and such Daily Measurement Value, divided by (y) the Daily VWAP for such Trading Day.

 "Daily Share Amount" shall have the meaning specified in the definition of "Daily Settlement Amount."

 "Daily VWAP" means, for any Trading Day, the per share volume-weighted average price as displayed under the heading "Bloomberg VWAP" on Bloomberg page "ANW <EQUITY> AQR" (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one share of Common Stock on such Trading Day determined using a volume-weighted average method by a nationally recognized independent investment banking firm retained for this purpose by the Company). The "Daily VWAP" shall be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

 "Defaulted Amounts" means any amounts on any Note (including, without limitation, the Fundamental Change Repurchase Price, principal and interest) that are payable but are not paid or duly provided for when due.

 "Dividend Threshold" shall have the meaning specified in Section 9.04(d).

 "DTC" means The Depository Trust Company.

 "Effective Date" means the first date on which shares of the Common Stock trade on the Relevant Stock Exchange, regular way, reflecting the relevant share split or share combination, as applicable.

 "Event of Default" shall have the meaning specified in Section 5.02, notwithstanding anything to the contrary in the Base Indenture.

 "Ex-Dividend Date" means the first date on which the shares of Common Stock trade on the Relevant Stock Exchange, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of Common Stock on the Relevant Stock Exchange (in the form of due bills or otherwise) as determined by the Relevant Stock Exchange.

 "Expiration Time" shall have the meaning specified in Section 9.04(e).

 "Form of Assignment and Transfer" shall mean the "Form of Assignment and Transfer" attached as Attachment 3 to the Form of Note attached hereto as Exhibit A.

 "Form of Conversion Notice" shall mean the "Form of Conversion Notice" attached as Attachment 1 to the Form of Note attached hereto as Exhibit A.

 "Form of Fundamental Change Repurchase Notice" shall mean the "Form of Fundamental Change Repurchase Notice" attached as Attachment 2 to the Form of Note attached hereto as Exhibit A.

 A "Fundamental Change" means an event that will be deemed to occur if any of the following occurs:

(a)   "person" or "group" within the meaning of Section 13(d) of the Exchange Act other than the Company, its Subsidiaries, and the Company and its Subsidiaries' employee benefit plans, has become the direct or indirect "beneficial owner" (as defined below) of shares of the Company's common equity representing more than 50% of the voting power of the Company's common equity;

(b)   the consummation of (1) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any person; or (2) any transaction or series of related transactions in connection with which (whether by means of exchange, liquidation, consolidation, merger, combination, reclassification, recapitalization, acquisition or otherwise) all of the Common Stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, other property, assets or cash, but excluding any merger, consolidation, share exchange or acquisition of the Company with or by another person pursuant to which the persons that "beneficially owned" (as defined below), directly or indirectly, the shares of the Company's Voting Stock immediately prior to such transaction beneficially own, directly or indirectly, immediately after such transaction, shares of the surviving, continuing or acquiring corporation's Voting Stock representing more than 50% of the total outstanding voting power of all outstanding classes of Voting Stock of the surviving, continuing or acquiring corporation in substantially the same proportions vis-à-vis each other as immediately prior to such transaction;

(c)           Continuing Directors cease to constitute at least a majority of the Board of Directors;

(d)           the Company's stockholders approve any plan or proposal for the liquidation or dissolution of the Company; or

(e)           the Common Stock (or other common stock or depositary shares or receipts in respect thereof into which the Notes are then convertible, assuming Physical Settlement) ceases to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors).

A transaction or event described in clause (b) above will not constitute a Fundamental Change, however, if 90% of the consideration received or to be received by the holders of the Common Stock, excluding cash payments for fractional shares or dissenters rights in connection with the transaction or transactions, consists of shares of common stock traded on any of The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors) or which will be so traded or quoted when issued or exchanged in connection with such transaction or event and as a result of such transaction or event, the Notes become convertible or exchangeable (assuming Physical Settlement) solely into such consideration (excluding cash payable in lieu of any fractional share) in accordance with Section 9.07 hereof. For the purposes of this definition of "Fundamental Change," any transaction or event that constitutes a Fundamental Change under both clause (a) and clause (b) above will be deemed to constitute a Fundamental Change solely under clause (b) of this definition of "Fundamental Change."

For the purposes of this definition of "Fundamental Change,"

(A) "Continuing Director" means a director who either was a member of the Board of Directors on the date of the preliminary prospectus supplement dated October 17, 2013 relating to the issuance of the Notes or who becomes a member of the Board of Directors subsequent to that date and whose election, appointment or nomination for election by the holders of the Common Stock is duly approved by a majority of the continuing directors on the Board of Directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire Board of Directors in which such individual is named as nominee for director; and

(B) whether a person is a "beneficial owner" or whether shares are "beneficially owned" will be determined in accordance with Rule 13d-3 under the Exchange Act.

 "Fundamental Change Notice" shall have the meaning specified in Section 10.01(c).

 "Fundamental Change Notice Date" shall have the meaning specified in Section 10.01(c).

 "Fundamental Change Repurchase Date" shall have the meaning specified in Section 10.01(a).

 "Fundamental Change Repurchase Notice" shall have the meaning specified in Section 10.01(b)(i).

 "Fundamental Change Repurchase Price" shall have the meaning specified in Section 10.01(a).

"Global Note" means a Note in the form of a Global Security.

"Indenture" has the meaning specified in the first paragraph of this Supplemental Indenture.

"Interest Payment Date" means each May 1 and November 1 of each year, beginning on May 1, 2014.

"Issue Date" means October 23, 2013.

"Last Reported Sale Price" of the Common Stock on any date means the closing sale or trading price per share (or, if no closing sale or trading price is reported, the average of the last bid and ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) on such date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock is traded. If the Common Stock is not listed for trading on a U.S. national or regional securities exchange on such date, the "Last Reported Sale Price" of the Common Stock will be the last quoted bid price per share for the Common Stock in the over-the-counter market on such date as reported by OTC Markets Group Inc. or a similar organization. If the Common Stock is not so quoted, the "Last Reported Sale Price" will be the average of the mid-point of the last bid and ask prices per share for the Common Stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose.

 "Make-Whole Fundamental Change" has the meaning specified in Section 9.03(a).

 "Make-Whole Fundamental Change Effective Date" shall have the meaning specified in Section 9.03(c)

 "Market Disruption Event" means, (i) for purposes of determining whether the Notes will be convertible pursuant to Section 9.01(b), the occurrence or existence during the one-half hour period ending on the scheduled close of trading on the principal U.S. national or regional securities exchange on which the Common Stock is listed for trading of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Stock or in any options contracts or future contracts relating to the Common Stock; and (ii) for purposes of determining any Observation Period, (A) a failure by the primary U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading to open for trading during its regular trading session or (B) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the Common Stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Common Stock or in any options, contracts or future contracts relating to the Common Stock.

 "Maturity Date" means November 1, 2018.

 "Measurement Period" shall have the meaning specified in Section 9.01(b)(ii).

 "Merger Event" shall have the meaning specified in Section 9.07(a).

 "Multi-Clause Distribution" shall have the meaning specified in Section 9.04(c)(iii).

 "Note" or "Notes" shall have the meaning specified in the third paragraph of the recitals of this Supplemental Indenture.

 "Note Register" shall mean the register maintained, with respect to the Notes, by the Registrar pursuant to Section 2.04 of the Base Indenture.

 "Observation Period" with respect to any Note surrendered for conversion means:

(i) if the relevant Conversion Date occurs prior to May 1, 2018, the 25 consecutive Trading Day period beginning on, and including, the second Trading Day immediately succeeding such Conversion Date; and

(ii) if the relevant Conversion Date occurs on or after May 1, 2018, the 25 consecutive Trading Day period beginning on, and including, the 27th Scheduled Trading Day immediately preceding the Maturity Date.

 "open of business" means 9:00 a.m. (New York City time).

 "outstanding" means, with respect to any Note, that such Note is considered "outstanding" under Section 2.09 of the Base Indenture, subject to Section 6.04; provided that the following Notes shall be deemed to not be "outstanding": (a) all Notes that have been converted pursuant to Article 9 of this Supplemental Indenture; and (b) all Notes that have been repurchased by the Company pursuant to Section 2.08(b).

 "Person" means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

 "Physical Notes" means permanent certificated Notes in registered form issued in denominations of $1,000 principal amount and integral multiples thereof.

 "Physical Settlement" shall have the meaning specified in Section 9.02(g).

 "Predecessor Note" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.08 of the Base Indenture in lieu of or in exchange for a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note that it replaces.

 "Pricing Term Sheet" means the Pricing Term Sheet attached to the Underwriting Agreement as Schedule B thereto.

 "Redemption" shall have the meaning specified in Section 11.02(a).

 "Redemption Date" shall have the meaning specified in Section 11.02(c).

 "Redemption Notice" shall have the meaning specified in Section 11.03.

 "Redemption Notice Date" shall have the meaning specified in Section 11.03.

 "Redemption Price" shall have the meaning specified in Section 11.02(b).

 "Reference Property" shall have the meaning specified in Section 9.07(a).

 "Reference Property Unit" shall have the meaning specified in Section 9.07(a).

 "Regular Record Date," with respect to any Interest Payment Date, shall mean the April 15 or October 15 (whether or not such day is a Business Day) immediately preceding the applicable May 1 or November 1 Interest Payment Date, respectively.

 "Relevant Jurisdiction" shall have the meaning specified in Section 4.06.

 "Relevant Stock Exchange" means The New York Stock Exchange or, if the Common Stock (or other security for which a Last Reported Sale Price must be determined) is not then listed on The New York Stock Exchange, the principal other U.S. national or regional securities exchange on which the Common Stock (or such other security) is then listed or, if the Common Stock (or such other security) is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock (or such other security) is then listed or admitted for trading.

"Reporting Event of Default" shall have the meaning specified in Section 5.04(b).

 "Responsible Officer" shall mean, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

 "Scheduled Trading Day" means a day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading; provided, however, that if the Common Stock is not so listed or admitted for trading, then "Scheduled Trading Day" means a Business Day.

 "Settlement Method" means Cash Settlement, Physical Settlement or Combination Settlement.

 "Significant Subsidiary" means, with respect to any Person, a Subsidiary of such Person that is a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X promulgated by the SEC.

 "Specified Dollar Amount" means, with respect to the conversion of any Note with respect to which Combination Settlement applies, the maximum cash amount per $1,000 principal amount of such Note being converted to be received upon such conversion (excluding cash in lieu of any fractional share of Common Stock), as specified in the notice specifying the Company's elected Settlement Method for such conversion or as deemed to be so specified pursuant to Section 9.02(g)(v).

 "Spin-Off" shall have the meaning specified in Section 9.04(c).

 "Stock Price" shall have the meaning specified in Section 9.03(c).

 "Successor Person" shall have the meaning specified in Section 12.02.

 "Supplemental Indenture" has the meaning specified in the first paragraph of this Supplemental Indenture.

 "Trading Day" means a day on which (i) there is no Market Disruption Event; (ii) trading in the Common Stock (or other security for which a closing sale price must be determined) generally occurs on the Relevant Stock Exchange; and (iii) a closing price for the Common Stock (or such other security) is available on such securities exchange; provided, however, that if the Common Stock (or such other security) is not so listed or traded, then "Trading Day" means a Business Day; provided, further, that, notwithstanding the foregoing, solely for purposes of determining the Conversion Consideration due upon any conversion of a Note, (x) "Trading Day" means a day on which (A) there is no Market Disruption Event and (B) trading in the Common Stock generally occurs on the Relevant Stock Exchange; and (y) if the Common Stock is not so listed or admitted for trading, "Trading Day" means a Business Day.

 "Trading Price" means, with respect to the Notes on any date of determination, the average of the secondary market bid quotations obtained by the Bid Solicitation Agent for $2.0 million principal amount of Notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers selected by the Company; provided, however, that if three such bids cannot reasonably be obtained by the Bid Solicitation Agent but two such bids are obtained, then the average of the two (2) bids shall be used, and if only one such bid can reasonably be obtained by the Bid Solicitation Agent, that one bid shall be used. If the Bid Solicitation Agent cannot reasonably obtain at least one bid for $2.0 million principal amount of the Notes from a nationally recognized securities dealer on any Trading Day, then the Trading Price per $1,000 principal amount of the Notes on such Trading Day will be deemed to be less than 98% of the product of the Last Reported Sale Price of the Common Stock and the Conversion Rate on such Trading Day. If (x) the Company is not acting as Bid Solicitation Agent, and the Company does not, when the Company is required to, instruct the Bid Solicitation Agent in writing to obtain bids, or if the Company gives such written instruction to the Bid Solicitation Agent, and the Bid Solicitation Agent fails to make such determination or (y) the Company is acting as Bid Solicitation Agent, and the Company fails to make such determination, then, in either case, the Trading Price per $1,000 principal amount of Notes will be deemed to be less than 98% of the product of the Last Reported Sale Price of the Common Stock and the Conversion Rate on each Trading Day of such failure.

 "Trading Price Condition" shall have the meaning specified in Section 9.01(b)(ii).

 "Transfer Agent" means, initially, the Trustee, in its capacity as the transfer agent for the Common Stock, and any successor entity acting in such capacity.

 "Trustee" means the Person named as the "Trustee" in the first paragraph of this Supplemental Indenture until a successor trustee shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Trustee" shall mean or include each Person who is then a Trustee hereunder.

"Underwriters" means the several underwriters named in Schedule A to the Underwriting Agreement.

"Underwriting Agreement" means the Underwriting Agreement, dated October 18, 2013, among the Company and Jefferies LLC, as representative of the several Underwriters related to the Notes.

 "Valuation Period" shall have the meaning specified in Section 9.04(c).

 "Voting Stock" of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes will have or might have voting power by reason of the happening of any contingency).

Section 1.02                        References to Interest. Unless the context otherwise requires, any reference to interest on, or in respect of, any Note in the Indenture shall be deemed to include any Additional Interest payable pursuant to Section 5.04(b)  hereof.

ARTICLE 2
ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF NOTES

Section 2.01      Scope of Supplemental Indenture. This Supplemental Indenture amends and supplements the provisions of the Base Indenture, to which provisions reference is hereby made. The changes, modifications and supplements to the Base Indenture effected by this Supplemental Indenture shall be applicable only with respect to, and shall only govern the terms of, the Notes, which may be issued from time to time in accordance herewith, and shall not apply to any other Securities that may be issued under the Base Indenture unless a supplemental indenture with respect to such other Securities specifically incorporates such changes, modifications and supplements. For all purposes under the Base Indenture, the Notes shall constitute a single series of Securities, and with regard to any matter requiring the consent under the Base Indenture of Holders of multiple series of Securities voting together as a single class, the consent of Holders of the Notes voting as a separate class shall also be required and the same threshold shall apply. The provisions of this Supplemental Indenture shall supersede any conflicting provisions in the Base Indenture.

Section 2.02      Designation and Amount. The Notes are hereby created and authorized as a single series of Securities under the Base Indenture. The Notes shall be designated as the "4.00% Convertible Senior Notes due 2018." The aggregate principal amount of Notes that may be authenticated and delivered under the Indenture is initially limited to $86,250,000, subject to Section 2.08 and except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of other Notes pursuant to Section 9.02(c) or Section 10.04 hereof or Sections 2.07, 2.08, 2.11 or 9.06 of the Base Indenture.

Section 2.03     Form of Notes.  The Notes and the Trustee's certificate of authentication to be borne by such Notes shall be substantially in the respective forms set forth in Exhibit A, the terms and provisions of which shall constitute, and are hereby expressly incorporated in and made a part of the Indenture.

Any Global Note may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of the Indenture as may be required by the Depository or the Trustee as custodian for Cede & Co., or as may be required to comply with any applicable law or any regulation thereunder or with the rules and regulations of any securities exchange or automated quotation system upon which the Notes may be listed, quoted, traded or designated for issuance or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Notes are subject.

Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the Officers executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of the Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed, quoted or traded, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.

The requirement in Section 2.03 of the Base Indenture that two Officers sign the Securities for the Company by manual or facsimile signature shall be deemed, for the purposes of the Notes, to be a requirement that one Officer sign the Notes for the Company by manual or facsimile signature.

Section 2.04     Date and Denomination of Notes; Payments of Interest and Defaulted Amounts.   i) The Notes shall be issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. Each Note shall be dated the date of its authentication and shall bear interest from the date specified on the face of such Note.

(a)           The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date. The Company shall pay interest (i) on any Physical Notes (A) to Holders holding Physical Notes having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Notes at their addresses as they appear in the Note Register and (B) to Holders holding Physical Notes having an aggregate principal amount of more than $5,000,000, either by check mailed to each such Holder at their addresses as they appear in the Note Register or, upon application by such a Holder to the Registrar not later than the relevant Regular Record Date, by ACH payment or by wire transfer in immediately available funds to that Holder's account within the United States, which application shall remain in effect until the Holder notifies, in writing, the Registrar to the contrary or (ii) on any Global Note by wire transfer of immediately available funds to the account of the Depository or its nominee, as the case may be, as the registered Holder of such Global Note.

(b)           Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at the rate borne by the Notes plus 1%, subject to the enforceability thereof under applicable law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:

(i)           The Company may elect to make payment of any Defaulted Amounts to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a record date for the payment of such Defaulted Amounts, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of the Defaulted Amounts proposed to be paid on each Note and the date of the proposed payment (which shall be not less than 25 days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Amounts or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Amounts as in this clause provided. Thereupon the Company shall fix a record date for the payment of such Defaulted Amounts which shall be not more than 15 calendar days and not less than 10 calendar days prior to the date of the proposed payment, and not less than 10 calendar days after the receipt by the Trustee of the notice of the proposed payment. The Company shall promptly notify the Trustee and Paying Agent in writing of such record date and the Trustee, in the name and at the expense of the Company, shall cause notice prepared by the Company of the proposed payment of such Defaulted Amounts and the record date therefor to be mailed, first-class postage prepaid, or if the Holder is DTC or a nominee of DTC pursuant to the Applicable Procedures, to each Holder at its address as it appears in the Note Register, not less than 10 days prior to such record date. Notice of the proposed payment of such Defaulted Amounts and the record date therefor having been so mailed or given, such Defaulted Amounts shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such record date and shall no longer be payable pursuant to the following clause (ii) of this Section 2.04(b).

(ii)           The Company may make payment of any Defaulted Amounts in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed, quoted or traded, and upon such notice as may be required by such exchange or automated quotation system.

Section 2.13 of the Base Indenture shall be superseded  in its entirety by this Section 2.04(b), and any reference in the Base Indenture to such Section 2.13 shall be deemed to refer instead to this Section 2.04(b).

Section 2.05      Exchange and Registration of Transfer of Notes; Depository.  (a) Notwithstanding anything in the Base Indenture to the contrary, none of the Company, the Trustee or the Registrar shall be required to exchange or register a transfer of (i) any Notes surrendered for conversion or, if a portion of any Note is surrendered for conversion, such portion thereof surrendered for conversion or (ii) any Notes, or a portion of any Note, surrendered for repurchase (and not withdrawn) in accordance with Article 10..

All Notes issued upon any registration of transfer or exchange of Notes in accordance with the Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under the Indenture as the Notes surrendered upon such registration of transfer or exchange.

(b)           The Notes shall initially be issued in the form of one or more Global Notes in the aggregate principal amount of $86,250,000.

(c)           The Company initially appoints DTC to act as Depository with respect to each Global Note. Initially, each Global Note shall be issued to the Depository, registered in the name of Cede & Co., as the nominee of the Depository, and deposited with the Trustee as custodian for Cede & Co.

At such time as all interests in a Global Note have been converted, canceled, repurchased or transferred, such Global Note shall be, upon receipt thereof, canceled by the Trustee in accordance with its customary procedures. At any time prior to such cancellation, if any interest in a Global Note is exchanged for Physical Notes, converted, canceled, repurchased or transferred to a transferee who receives Physical Notes therefor or any Physical Note is exchanged or transferred for part of such Global Note, the principal amount of such Global Note shall, in accordance with the Trustee's customary procedures, be appropriately reduced or increased, as the case may be, and an endorsement shall be made on the "Schedule of Exchanges of Notes" to such Global Note by the Trustee to reflect such reduction or increase.

Neither the Company, the Trustee nor any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(d) Section 2.14(b) of the Base Indenture shall be superseded by this Section 2.05(d), and any reference in the Base Indenture to Section 2.14(b) thereof shall be deemed to refer instead to this Section 2.05(d).

Physical Notes shall be issued and delivered by the Company:

(i)           to each Person that the Depository identifies as a beneficial owner of the related Global Notes only if (x) the Depository notifies the Company at any time that the Depository is unwilling or unable to continue as depository for the Global Notes and a successor depository is not appointed within 90 days, or (y) the Depository ceases to be registered as a clearing agency under the Exchange Act and a successor depository is not appointed within 90 days; or

(ii)           if an Event of Default with respect to the Notes has occurred and is continuing, to each beneficial owner of any Global Note who requests that its beneficial interests therein be issued as a Physical Note.

The Company shall execute, and the Trustee, upon receipt of an Officers' Certificate and a Company Order for the authentication and delivery of Notes, shall authenticate and deliver (x) in the case of clause (ii) above, a Physical Note to such beneficial owner in a principal amount equal to the principal amount of such Note corresponding to such beneficial owner's beneficial interest and (y) in the case of clauses (i)(x) or (i)(y) above, Physical Notes to each beneficial owner of the related Global Notes (or a portion thereof) in an aggregate principal amount equal to the aggregate principal amount of such Global Notes in exchange for such Global Notes, and upon delivery of the Global Notes to the Trustee such Global Notes shall be canceled.

Physical Notes issued in exchange for all or a part of the Global Note pursuant to this Section 2.05(d) shall be registered in such names and in such authorized denominations as the Depository, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. Upon execution and authentication, the Trustee shall deliver such Physical Notes to the Persons in whose names such Physical Notes are so registered.

Notwithstanding anything to the contrary in the Indenture or the Notes, following an Event of Default, any holder of a beneficial interest in a Global Note may directly enforce against the Company, without the consent, solicitation, proxy, authorization or any other action of the Depository or any other Person, such Holder's right to exchange such beneficial interest for a Physical Note in accordance with the provisions of the Indenture.

Section 2.06      [Reserved].

Section 2.07      Cancellation of Notes Paid, Converted, Etc.   The Company shall cause all Notes surrendered for the purpose of payment, repurchase (including pursuant to Section 2.08(b)),  registration of transfer or exchange or conversion, if surrendered to any Person other than the Trustee (including any of the Company's agents, Subsidiaries or Affiliates), to be delivered to the Trustee or its Agent for cancellation by the Trustee (and no one else) pursuant to Section 2.12 of the Base Indenture. All Notes delivered to the Trustee or its agent shall be canceled promptly by the Trustee and will no longer be considered outstanding, and no Notes shall be issued to replace any such Notes cancelled hereunder or under the Base Indenture.

 Additional Notes; Repurchases.  (a) The Company may, without the consent of the Holders and notwithstanding Section 2.02,  issue Additional Notes under the Indenture with the same terms and with the same CUSIP number as the Notes initially issued hereunder (except for any differences in issue price) in an unlimited aggregate principal amount (the "Additional Notes"); provided, however, that if any such Additional Notes are not fungible with the Notes initially issued hereunder for U.S. federal income tax purposes, then such Additional Notes shall have a separate CUSIP number. Prior to the issuance of any such Additional Notes, the Company shall deliver to the Trustee a Company Order for the authentication of the Notes, an Officers' Certificate and an Opinion of Counsel, such Officers' Certificate and Opinion of Counsel to cover such matters, in addition to those required by Sections 10.04 and 10.05 of the Base Indenture, as the Trustee shall reasonably request.

(b)           The Company may, to the extent permitted by law, purchase Notes in the open market or by tender offer at any price or by private agreement without giving prior notice to

Holders. Any Notes purchased or otherwise acquired by the Company or any of its Subsidiaries prior to the Maturity Date shall be surrendered to the Trustee for cancellation. Any Notes surrendered for cancellation may not be reissued or resold and shall be promptly cancelled by the Trustee, and the Company may not hold or resell such Notes or issue any new Notes to replace any such Notes.

ARTICLE 3
SATISFACTION AND DISCHARGE

Section 3.01     Applicability of Sections 8.01, 8.03 and 8.04 of the Base Indenture.

(a)   Section 8.01 of the Base Indenture shall be superseded by this Section 3.01, and any reference in the Base Indenture to Section 8.01 thereof or any provision contained therein shall be deemed to refer to this Section 3.01 or the applicable provision contained in this Section 3.01.

(b)    Sections 8.03 and 8.04 of the Base Indenture and any reference in the Base Indenture to any such Section or the provisions contained therein shall be deemed deleted with respect to the Notes.

Section 3.02      Discharge of Liability on Notes. When (a)(i) the Company delivers to the Registrar all outstanding Notes (other than Notes replaced pursuant to Section 2.08 of the Base Indenture) for cancellation or (ii) all outstanding Notes have become due and payable (upon maturity, acceleration or otherwise), and the Company irrevocably deposits with the Trustee or delivers to the Holders, as applicable, cash and/or shares of Common Stock (or, if applicable, Reference Property) and cash (in lieu of fractional shares of Common Stock or, if applicable, Reference Property Units) (solely to satisfy amounts due and owing as a result of conversions of the Notes), sufficient to pay all amounts due and owing on all outstanding Notes (other than Notes replaced pursuant to Section 2.08 of the Base Indenture), (b) the Company pays all other sums payable by it under this Indenture with respect to the then outstanding Notes and (c) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all of the applicable conditions precedent to the discharge of this Indenture described in this section have been satisfied, then, subject to Section 7.07 of the Base Indenture, this Indenture will cease to be of further effect with respect to the Notes and the Holders and the Trustee will acknowledge the satisfaction and discharge of this Indenture with respect to the Notes.

Notwithstanding the satisfaction and discharge of this Indenture, (i) any obligation of the Company to any Holder under Article 9 hereof with respect to the conversion of any Note or to the Trustee under Article 7 of the Base Indenture with respect to compensation or indemnity, and (ii) any obligation of the Trustee or Paying Agent with respect to money deposited with it will survive.

Section 3.03     Repayment to the Company. Subject to any applicable unclaimed property law, the Trustee and the Paying Agent, upon receiving a written request from the Company, will promptly turn over to the Company any cash, securities, including shares of Common Stock, or other property held for payment on the Notes that remains unclaimed two years after the date on which such payment was due. After the Trustee and the Paying Agent return such cash and securities, including shares of the Common Stock, to the Company, the Trustee and the Paying Agent will have no further liability to any Holder with respect to such cash, securities, including shares of Common Stock, or other property, and any Holder entitled to the payment of such cash, securities, including shares of Common Stock, or other property under the Notes or this Indenture must look to the Company for payment as a general creditor of the Company.

ARTICLE 4
PARTICULAR COVENANTS OF THE COMPANY

Section 4.01     Payment of Principal and Interest.  This Section 4.01 shall supersede Section 4.01 of the Base Indenture and all references in the Base Indenture to Section 4.01 thereof shall be deemed, for the purposes of the Notes, to be references to this Section 4.01. The Company covenants and agrees that it will cause to be paid the principal (including the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest, if any, on, each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes.

 Conversion Agent. The Paying Agent and Registrar for the Notes shall be located in the continental United States of America. The Company will also maintain in the continental United States of America an office or agency where the Notes may be surrendered for conversion ("Conversion Agent"). The Company will give prompt written notice to the Trustee of the location, and any change in the location, of the Conversion Agent. The Conversion Agent shall be considered an "Agent" under the Base Indenture.

The Company may also from time to time designate additional offices or agencies where the Notes may be surrendered for conversion and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain a Conversion Agent in the continental United States of America. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The term "Conversion Agent" includes any such additional or other offices or agencies, as applicable.

The Company hereby initially designates the Trustee as the Conversion Agent, and hereby initially designates the Trustee's Corporate Trust Office as the location of the Paying Agent, Registrar and Conversion Agent for the Notes.

 Provisions as to Paying Agent.  (a) The Company shall, on or before each due date of the principal (including the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on or cash due upon conversion of, the Notes, deposit with the Paying Agent a sum sufficient to pay such principal (including the Fundamental Change Repurchase Price, if applicable), accrued and unpaid interest or cash due upon conversion of the Notes, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of any failure to take such action; provided that if such deposit is made on the due date, such deposit must be received by the Paying Agent by 11:00 a.m., New York City time, on such date.

(b) This Section 4.03(b) shall supersede Section 8.05 of the Base Indenture and all references in the Base Indenture to Section 8.05 thereof shall be deemed, for the purposes of the Notes, to be references to this Section 4.03(b). Unless otherwise required pursuant to Section 11.08, the Paying Agent shall pay to the Company upon request any money held by them for payment of principal and interest that remains unclaimed for two years; provided, however, that the Paying Agent, before being required to make any such repayment, shall at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the Borough of Manhattan, the City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company. After such payment to the Company, Holders entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person and all liability of the Paying Agent with respect to that money shall cease.

Section 4.04     Statements as to Defaults. Any notice delivered by the Company pursuant to Section 4.03 of the Base Indenture shall be delivered to the Corporate Trust Office of the Trustee in accordance with Section 10.02 of the Base Indenture, and shall make specific reference to the Indenture, the Company and the Notes.

Section 4.05     Reports. The Company will deliver to Holders, with a copy to the Trustee, copies of all annual reports that the Company is required to deliver to the SEC on Form 20-F and any quarterly reports it furnishes to the SEC on Form 6-K, and any other documents, information or other reports that the Company is required to file with the SEC under Sections 13 or 15(d) of the Exchange Act no later than the time that the Company is required to file such quarterly and annual reports, other documents, information or other reports with the SEC (after giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). Any document filed by the Company with the SEC via the EDGAR system (or any successor thereto) will be deemed to be delivered to Holders and the Trustee at the time such document is filed via the EDGAR system (or such successor); provided, however, that the Trustee will have no responsibility whatsoever to determine whether the Company has made any filing via the EDGAR system (or any successor thereto). Delivery of the reports, information and documents described in this Section 4.05 to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on an Officers’ Certificate). Notwithstanding anything to the contrary in the foregoing, nothing in this paragraph shall require the Company to deliver to any Holder or the Trustee any material for which the Company has sought and received, or is seeking and has not been denied, confidential treatment by the SEC.

Section 4.06       Payment of Additional Tax Amounts. All payments of interest and principal (including the payment of any amount upon Stated Maturity or that constitutes all or part of any Conversion Obligation) by the Company under the Notes shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Marshall Islands or any other jurisdiction in which the Company is organized or maintains an executive office or place of management or any political sub-division or taxing authority thereof or therein or any other jurisdiction from or through which the Company makes payment on any Note (each, a "Relevant Jurisdiction"), unless the Company is compelled by law to deduct or withhold such taxes, duties, assessments or governmental charges. In the event any such withholding or deduction is so required, the Company will pay such additional amounts as may be necessary in order that the net amounts received by a Holder after such withholding or deduction shall equal the amount of interest and principal (including the payment of any amount upon Stated Maturity or that constitutes all or part of any Conversion Obligation) which would have been receivable in respect of the Notes in the absence of such withholding or deduction ("Additional Tax Amounts"); provided that no Additional Tax Amounts shall be payable for or on account of:

(a)           any tax, assessment or other governmental charge that would not have been so imposed but for the existence of any present or former connection between the Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of the Holder, if the Holder is an estate, a trust, a partnership, a limited liability company or a corporation) and a Relevant Jurisdiction or its possessions, including the Holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident of a Relevant Jurisdiction or its possessions or being or having been engaged in a trade or business or present in a Relevant Jurisdiction or its possessions or having, or having had, a permanent establishment in a Relevant Jurisdiction or its possessions;

(b)           any estate, inheritance, gift, sales, transfer, capital gains, excise or personal property tax or any similar tax, assessment or governmental charge;

(c)           any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payments on or in respect of any Note;

(d)            any tax, assessment or other governmental charge that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the Holder (or a fiduciary, settler, beneficiary, member, or interest holder of the Holder, if the Holder is an estate, a trust, a partnership, or a limited liability company) or beneficial owner of that Note, if compliance therewith is required by a Relevant Jurisdiction or taxing authority thereof or therein as a precondition to relief or exemption from the tax, assessment or other governmental charge;

(e)           any tax, assessment or other governmental charge required to be withheld by any Paying Agent from any payment of principal of, or interest on any Note, if payment can be made without withholding by at least one other Paying Agent; or

(f)           in the case of any combination of the items listed above.

In addition, no Additional Tax Amounts shall be payable with respect to any payment on a Note to a Holder who is a fiduciary, a partnership, a limited liability company or other than the sole beneficial owner of that payment to the extent that a beneficiary or settlor with respect to the fiduciary, a member of that partnership, an interest holder in that limited liability company or a beneficial owner would not have been entitled to the Additional Tax Amounts had it been the Holder.

Additional Tax Amounts, for all purposes of this Indenture, shall constitute and be deemed to be part of the principal, interest, payments in respect of any Conversion Obligation or other payment to which they relate and all references in this Indenture to principal, interest, payments in respect of any Conversion Obligation or other payments in respect of which Additional Tax Amounts are payable shall be deemed to also include such Additional Tax Amounts.

The Company shall deliver to the Trustee, at least 30 days prior to the date of any payment under or with respect to the Notes in respect of which it becomes aware that it will be obligated to pay Additional Tax Amounts, an Officer's Certificate stating the fact that Additional Tax Amounts will be payable and the amount estimated to be so payable. The Officer's Certificates shall also set forth any other information reasonably necessary to enable the Trustee to pay Additional Tax Amounts to Holders on the relevant payment date. The Trustee shall be entitled to rely solely on such Officer's Certificate as conclusive proof that such payments are necessary.

ARTICLE 5
DEFAULTS AND REMEDIES

Section 5.01      Applicability of Article VI of the Base Indenture. Article VI of the Base Indenture shall not apply to the Notes. Instead, the provisions set forth in this Article 5 shall, with respect to the Notes, supersede in its entirety Article VI of the Base Indenture, and all references in the Base Indenture to Article VI thereof and the provisions therein, as the case may be, shall, with respect to the Notes, be deemed to be references to this Article 5 and the applicable provisions set forth in this Article 5, respectively. Without limiting the forgoing, all references in Section 7.07 of the Base Indenture to Section 6.01(f) or (g) of the Base Indenture shall, with respect to the Notes, be deemed to be references to Section 5.02(i) or  Section 5.02(j) hereof, respectively. In addition, the second sentence of Section 9.02 of the Base Indenture and any reference to waivers in such Section 9.02 shall be deemed deleted with respect to the Notes.

Section 5.02     Events of Default. Each of the following events shall be an "Event of Default" with respect to the Notes:

(a)           the Company fails to pay the principal of the Notes (including any Fundamental Change Repurchase Price or Redemption Price) when due at maturity, upon Redemption, repurchase upon a Fundamental Change, declaration of acceleration or otherwise;

(b)           the Company fails to pay any interest when due and such failure continues for a period of 30 days after the applicable due date;

(c)           the Company fails to give any Fundamental Change Notice, Redemption Notice or notice of a Make-Whole Fundamental Change, in each case, when due;

(d)    the Company fails to comply with its obligation to convert a Note in accordance with Article 9 hereof upon a Holder's exercise of its conversion rights with respect to such Note;

(e)     the Company fails to comply with its obligations under Article 12 hereof;

(f)           the Company fails to perform or observe any of its covenants or warranties in this Indenture or in the Notes (other than a covenant or agreement specifically addressed in clauses (a) through (d) above) and such failure continues for a period of 60 days after (A) the Company receives notice of such failure from the Trustee or (B) the Company and the Trustee receive notice of such failure from Holders of at least 25% of the aggregate principal amount of then outstanding Notes;

(g)           the default by the Company or any Subsidiary with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed by the Company and/or any Subsidiaries in excess of $25,000,000 in the aggregate, whether such indebtedness exists as of the Issue Date or is later created, if that default:

(i)           results in such indebtedness becoming or being declared due and payable (prior to its express maturity); provided, however, that a payment obligation (other than for borrowed money) shall not be deemed to have matured, come due, or been accelerated to the extent it is being disputed by the relevant obligor or obligors in good faith; or

(ii)           constitutes a failure to pay the principal of, or interest on, such indebtedness when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise; provided, however, that a payment obligation (other than for borrowed money) shall not be deemed to have matured, come due, or been accelerated to the extent it is being disputed by the relevant obligor or obligors in good faith;

(h)           a final judgment for the payment of $25,000,000 or more (excluding any amounts covered by insurance) is rendered against the Company or any of its Subsidiaries, and such judgment is not discharged or stayed within 60 days after (i) the date on which all rights to appeal such judgment have expired if no appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

(i)           the Company or any Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(i)           commences a voluntary case;

(ii)           consents to the entry of an order for relief against it in an involuntary case;

(iii)            consents to the appointment of a Custodian of it or for any substantial part of its property;

(iv)           makes a general assignment for the benefit of its creditors;

(v)           takes any comparable action under any foreign laws relating to insolvency; or

(vi)           admits in writing its inability to pay its debts generally as they become due; or

(j)           a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)           is for relief against Company or any Significant Subsidiary in an involuntary case or proceeding;

(ii)           appoints a Custodian of the Company or any Significant Subsidiary, or for any substantial part of the property of the Company or any Significant Subsidiary;

(iii)           orders the winding up or liquidation of the Company or any Significant Subsidiary; or

(iv)           grants any similar relief under any foreign laws;

and, in each such case, the order or decree remains unstayed and in effect for 60 days.

Each of the events enumerated in this Section 5.02 will constitute an Event of Default whatever the cause and regardless of whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

Section 5.03     Acceleration; Rescission and Annulment. If an Event of Default specified in Section 5.02(i) or Section 5.02(j) hereof occurs with respect to the Company, the principal amount of, and all accrued and unpaid interest, if any, on, all of the then outstanding Notes will immediately become due and payable without any further action or notice by any party.

If any other Event of Default occurs and is continuing, the Trustee, by delivering a written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by delivering a written notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest, if any, on all then outstanding Notes immediately due and payable, and upon such declaration, the principal amount of, and all accrued and unpaid interest, if any, on all then outstanding Notes will immediately become due and payable.

Notwithstanding anything to the contrary in this Indenture, the Holders of a majority of the aggregate principal amount of the then outstanding Notes may, on behalf of the Holders of all of the then outstanding Notes, rescind any acceleration of the Notes and its consequences hereunder by delivering notice to the Trustee if (i) such rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default (other than the nonpayment of the principal of, interest, if any, on, or the Fundamental Change Repurchase Price or the Redemption Price for, the Notes that has become due solely as a result of acceleration) have been cured or waived. No such rescission will affect any subsequent Default or impair any right consequent thereto.

Section 5.04      Other Remedies; Sole Remedy for Failure to Report.

(a)           If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, accrued and unpaid interest, if any, or payment of the Fundamental Change Repurchase Price or Redemption Price for, the Notes or to enforce the performance of any provision of the Notes or this Indenture regarding any other matter. The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of the Notes in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default will not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

(b)    Notwithstanding anything to the contrary in the Notes or in this Indenture, the Company may elect that the sole remedy for any Event of Default specified in Section 5.02(f) hereof relating to the Company's failure to comply with Section 4.05 hereof (a "Reporting Event of Default") will, for the period beginning on the date on which such Reporting Event of Default first occurred and ending on the earlier of (A) the date on which such Reporting Event of Default is cured or validly waived in accordance with Section 5.05 hereof and (B) the 90th calendar day immediately following the date on which such Reporting Event of Default first occurred, consist of the right to receive additional interest (the "Additional Interest") on the Notes at a rate equal to 0.50% per annum on the principal amount of the then-outstanding Notes.

(c)    If (i) a Reporting Event of Default occurs and the Company elects that the sole remedy with respect to such Reporting Event of Default will be the Additional Interest and (ii) on the 91st day immediately following, and including, the date on which such Reporting Event of Default first occurred, such Reporting Event of Default has not been cured or validly waived in accordance with Section 5.05 hereof, then the Notes will become subject to acceleration under Section 5.03 hereof on account of such Reporting Event of Default.

(d)     To elect to pay the Additional Interest as the sole remedy for a Reporting Event of Default, the Company must deliver notice in writing in an Officers' Certificate of such election to the Holders, the Paying Agent and the Trustee prior to the date on which such Reporting Event of Default first occurs. Any such notice and certificate must include a brief description of the report that the Company failed, or will fail, to file, a statement that the Company is electing to pay the Additional Interest and the date on which such Reporting Event of Default will occur. If a Reporting Event of Default occurs and the Company fails to timely deliver such notice and certificate for such Reporting Event of Default, the Notes will be subject to acceleration under Section 5.03 hereof on account of such Reporting Event of Default. Unless and until a Responsible Officer of the Trustee receives such a certificate, the Trustee may assume without inquiry that no Additional Interest is payable.

(e)     Notwithstanding anything to the contrary herein, if the Company elects to pay the Additional Interest with respect to any Reporting Event of Default, the Company's election will not affect the rights of any Holder with respect to any other Event of Default, including with respect to any other Reporting Event of Default; provided, that, for the avoidance of doubt, in no event will the Company be obligated to pay the Additional Interest at a rate greater than 0.50% per annum on the principal amount of then outstanding Notes.

Section 5.05   Waiver of Past Defaults. If an Event of Default described in Section 5.02(a), Section 5.02(b), Section 5.02(c), Section 5.02(d) or Section 5.02(f) (which, in the case of Section 5.02(f) only, relates to a covenant that cannot be amended without the consent of each affected Holder) or a Default that would lead to such an Event of Default occurs and is continuing, such Event of Default or Default may be waived only with the consent of each affected Holder. Every other Event of Default or Default may be waived by the Holders of a majority of the aggregate principal amount of then outstanding Notes. Whenever any Event of Default is so waived, it will cease to exist, and whenever any Default is so waived, it will be deemed cured and any Event of Default arising therefrom will be deemed not to occur. However, no such waiver will extend to any subsequent or other Default or Event of Default or impair any consequent right.

Section 5.06   Control by Majority.  At any time, the Holders of a majority of the aggregate principal amount of then outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or for exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or, subject to Section 7.01 of the Base Indenture, that the Trustee determines to be unduly prejudicial to the rights of a Holder or to the Trustee, or that would potentially involve the Trustee in personal liability unless the Trustee is offered indemnity or security satisfactory to it against any loss, liability or expense to the Trustee that may result from the Trustee's instituting such proceeding as the Trustee. Prior to taking any action hereunder, the Trustee will be entitled to indemnification satisfactory to it against all losses, liabilities and expenses caused by taking or not taking such action.

Section 5.07   Limitation on Suits. Except to enforce (i) its rights to receive the principal of, the Fundamental Change Repurchase Price or the Redemption Price for, interest, if any, on, a Note, or (ii) the failure of the Company to comply with its obligations under Article 9 to convert any Note, no Holder may pursue a remedy with respect to this Indenture or the Notes unless:

(a)    such Holder has previously delivered to the Trustee written notice that an Event of Default has occurred and is continuing;

(b)    the Holders of at least 25% of the aggregate principal amount of then-outstanding Notes deliver to the Trustee a written request that the Trustee pursue a remedy with respect to such Event of Default;

(c)    such Holder or Holders have offered and, if requested, provided, to the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or other expense of compliance with such written request;

(d)    the Trustee has not complied with such written request within 60 days after receipt of such written request and the offer of security or indemnity; and

(e)     during such 60-day period, the Holders of a majority of the aggregate principal amount of then outstanding Notes did not deliver to the Trustee a direction inconsistent with such written request.

A Holder may not use this Indenture to prejudice the rights of any other Holder or to obtain a preference or priority over any other Holder, it being understood that the Trustee does not have any affirmative duty to ascertain whether any usage of this Indenture by a Holder is unduly prejudicial to such other Holders.

Section 5.08          Rights of Holders To Receive Payment

. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of the principal of, the Fundamental Change Repurchase Price or the Redemption Price for, accrued and unpaid interest, if any, on, and any consideration due under Article 9 upon conversion of, its Note, on or after the respective due date, or to bring suit for the enforcement of any such payment and/or delivery on or after the respective due date, will not be impaired or affected without the consent of such Holder and will not be subject to the requirements of Section 5.07 hereof.

Section 5.09          Collection Suit by Trustee. If an Event of Default specified in Section 5.02(a), Section 5.02(b), Section 5.02(c) or Section 5.02(d) hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, the Fundamental Change Repurchase Price or the Redemption Price for, interest, if any, on, and the Conversion Consideration, if any, due upon conversion of, the Notes, and, to the extent lawful, any Default Interest on any Defaulted Amounts, and such further amount as is sufficient to cover the costs and expenses of collection provided for under Section 7.07 of the Base Indenture.

Section 5.10           Trustee May File Proofs of Claim. The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable to have the claims of the Trustee and the Holders allowed in any judicial proceedings relative to the Company, its creditors or its property and, unless prohibited by law or applicable regulations, will be entitled to collect, receive and distribute any money or other property payable or deliverable on any such claims, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee consents to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 of the Base Indenture. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 of the Base Indenture out of the estate in any such proceeding, will be denied for any reason, payment of the same will be secured by a lien on, and will be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained will be deemed to authorize the Trustee to authorize or consent to, or to accept or to adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 5.11          Priorities. If the Trustee collects any money or property pursuant to this Article 5, it will pay out the money or property in the following order:

FIRST: to the Trustee, its agents and attorneys for amounts due under Section 7.07 of the Base Indenture, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

SECOND: to the Holders, for any amounts due and unpaid on the principal of, the Fundamental Change Repurchase Price or the Redemption Price for, accrued and unpaid interest on, and any Conversion Consideration due upon the conversion of, any Note, without preference or priority of any kind, according to such amounts due and payable on all of the Notes; and

THIRD: the balance, if any, to the Company or to such other party as a court of competent jurisdiction directs.

The Trustee may fix a record date and payment date for any payment to the Holders pursuant to this Section 5.11. If the Trustee so fixes a record date and a payment date, at least 15 days prior to such record date, the Company will deliver to each Holder and the Trustee a written notice, which notice will state such record date, such payment date and the amount of such payment.

Section 5.12           Notice of Defaults. If a Default occurs and is continuing and is known to the Trustee, the Trustee will send to each Holder notice of the Default within 90 days after such Default first occurs, or, if it is not known to the Trustee at such time, as soon as practicable after it is known to the Trustee; provided, however, that except in the case of a Default that is, or would lead to, an Event of Default described in Section 5.02(a), Section 5.02(b), Section 5.02(c) or Section 5.02(d) hereof, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of Holders.

Section 5.13           Undertaking to Pay Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 5.13 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 5.08 hereof or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

Article 6
CONCERNING THE HOLDERS

Section 6.01           Action by Holders. Whenever in the Indenture it is provided that the Holders of a specified percentage of the aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or proxy appointed in writing, or (b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article 7, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders. Whenever the Company or the Trustee solicits the taking of any action by the Holders of the Notes, the Company or the Trustee may, but shall not be required to, fix, in advance of such solicitation, a date as the record date for determining Holders entitled to take such action. The record date if one is selected shall be not more than 15 days prior to the date of commencement of solicitation of such action.

Section 6.02          Proof of Execution by Holders. Subject to the provisions of Section 7.01 of the Base Indenture, Section 7.02 of the Base Indenture and Section 7.05, proof of the execution of any instrument by a Holder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Notes shall be proved by the Note Register or by a certificate of the Registrar. The record of any Holders' meeting shall be proved in the manner provided in Section 7.06.

Section 6.03           Who Are Deemed Absolute Owners. The Company, the Trustee, any authenticating agent, any Paying Agent, any Conversion Agent and any Registrar may deem the Person in whose name a Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Registrar) for the purpose of receiving payment of or on account of the principal of and (subject to Section 2.04) accrued and unpaid interest on such Note, for conversion of such Note and for all other purposes; and neither the Company nor the Trustee nor any authenticating agent nor any Paying Agent nor any Conversion Agent nor any Registrar shall be affected by any notice to the contrary. All such payments or deliveries so made to any Holder for the time being, or upon its order, shall be valid, and, to the extent of the sums or shares of Common Stock so paid or delivered, effectual to satisfy and discharge the liability for monies payable or shares deliverable upon any such Note.

Section 6.04             Company-Owned Notes Disregarded. This Section 6.04 shall supersede Section 2.10 of the Base Indenture, and any reference in the Base Indenture to Section 2.10 thereof shall be deemed to refer instead to this Section 6.04. In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under the Indenture, Notes that are owned by the Company or by any Subsidiary or Affiliate thereof; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action only Notes that a Responsible Officer actually knows are so owned shall be so disregarded. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officers' Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons; and, subject to Section 7.01 of the Base Indenture, the Trustee shall be entitled to accept such Officers' Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.

Section 6.05            Revocation of Consents; Future Holders Bound. Notwithstanding anything to the contrary in Section 9.05 of the Base Indenture, at any time prior to (but not after) the evidencing to the Trustee, as provided in Section 6.01, of the taking of any action by the Holders of the percentage of the aggregate principal amount of the Notes specified in the Indenture in connection with such action, any Holder of a Note that is shown by the evidence to be included in the Notes the Holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 6.02, revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Notes issued in exchange or substitution therefor or upon registration of transfer thereof, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor or upon registration of transfer thereof.

Article 7
HOLDERS' MEETINGS

Section 7.01          Purpose of Meetings. A meeting of Holders may be called at any time and from time to time pursuant to the provisions of this Article 7 for any of the following purposes:

(a)           to give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under the Indenture, or to consent to the waiving of any Default or Event of Default hereunder and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article 5;

(b)           to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article VII of the Base Indenture;

(c)           to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 9.02 of the Base Indenture, subject to Section 8.02; or

(d)           to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Notes under any other provision of the Indenture or under applicable law.

Section 7.02           Call of Meetings by Trustee. The Trustee may at any time call a meeting of Holders to take any action specified in Section 7.01, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 6.01, shall be mailed to Holders at their addresses as they shall appear on the Note Register. Such notice shall also be mailed to the Company. Such notices shall be mailed not less than 20 nor more than 90 days prior to the date fixed for the meeting.

Any meeting of Holders shall be valid without notice if the Holders of all Notes then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the Holders of all Notes then outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

Section 7.03           Call of Meetings by Company or Holders. In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 10% of the aggregate principal amount of the Notes then outstanding, shall have requested the Trustee to call a meeting of Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed the notice of such meeting within 20 days after receipt of such request, then the Company or such Holders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 7.01, by mailing notice thereof as provided in Section 7.02.

Section 7.04          Qualifications for Voting. To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of one or more Notes on the record date pertaining to such meeting or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Notes on the record date pertaining to such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 7.05          Regulations. Notwithstanding any other provisions of the Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of the holding of Notes and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders as provided in Section 7.03, in which case the Company or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in principal amount of the Notes represented at the meeting and entitled to vote at the meeting.

Subject to the provisions of Section 6.04, at any meeting of Holders each Holder or proxyholder shall be entitled to one vote for each $1,000 principal amount of Notes held or represented by him or her; provided, however, that no vote shall be cast or counted at any meeting in respect of any Note challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Notes held by it or instruments in writing as aforesaid duly designating it as the proxy to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 7.02 or Section 7.03 may be adjourned from time to time by the Holders of a majority of the aggregate principal amount of Notes represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

Section 7.06            Voting. The vote upon any resolution submitted to any meeting of Holders shall be by written ballot on which shall be subscribed the signatures of the Holders or of their representatives by proxy and the outstanding principal amount of the Notes held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 7.02. The record shall show the principal amount of the Notes voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 7.07             No Delay of Rights by Meeting. Nothing contained in this Article 7 shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of the Indenture or of the Notes.

Section 7.08             Applicability of Section 10.07 of Base Indenture. Section 10.07 of the Base Indenture shall be superseded by this Article 7, and any reference in the Base Indenture to Section 10.07 thereof shall be deemed to refer instead to this Article 7.

Article 8
SUPPLEMENTAL INDENTURES

Section 8.01           Supplemental Indentures Without Consent of Holders. This Section 8.01 shall supersede Section 9.01 of the Base Indenture, and any reference in the Base Indenture to Section 9.01 thereof shall be deemed to refer instead to this Section 8.01. The Company and the Trustee may amend or supplement this Indenture or the Notes without the consent of any Holder:

(a)           to add guarantees with respect to the Company's obligations under this Indenture or the Notes;

(b)           to secure the Notes;

(c)           to provide for the assumption of the Company's obligations under this Indenture and under the Notes by a Successor Person as described in Article 12 hereof;

(d)           to provide for the assumption of the Company's obligations under this Indenture and under the Notes by a Successor Person as described in Section 9.07 or to modify the conversion rights of the Holders in accordance with Section 9.07 hereof upon the occurrence of a Merger Event;

(e)           to surrender any right or power conferred upon the Company under this Indenture;

(f)           to add to the Company's covenants for the benefit of the Holders;

(g)           to cure any ambiguity or correct any inconsistency or defect in this Indenture or in the Notes that does not adversely affect Holders;

(h)           to comply with any requirement of the SEC in connection with any qualification of this Indenture or a supplement hereto under the TIA;

(i)           to irrevocably elect a Settlement Method or a Specified Dollar Amount;

(j)           to evidence the acceptance of appointment by a successor Trustee with respect to this Indenture;

(k)           to comply with the rules of any applicable Depository;

(l)           to conform the provisions of the Indenture to the "Description of Notes" section of the preliminary prospectus supplement, dated October 17, 2013, as further supplemented and/or amended by the Pricing Term Sheet;

(m)            to provide for Physical Notes to the extent permitted by, and in accordance with, Section 2.05(d); or

(n)           to make any other change; provided that such change individually, or in the aggregate with all other such changes, does not have, and will not have, an adverse effect on the interest of the Holders.

Any request by the Company for an amendment or supplement pursuant to Section 8.01(l) shall be accompanied by an Officers' Certificate evidencing the purpose for such amendment or supplement.

Section 8.02           Further Limitations. This Section 8.02 shall supersede Section 9.03 of the Base Indenture, and any reference in the Base Indenture to Section 9.03 thereof shall be deemed to refer instead to this Section 8.02. With the written consent of the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a repurchase of, or tender offer or exchange offer for, Notes), by Act of such Holders delivered to the Company and the Trustee, the Company, when authorized by a resolution of the Board of Directors, may amend or supplement this Indenture or the Notes or waive compliance with any provision of this Indenture or the Notes; provided, however, that, without the consent of each affected Holder, no amendment or supplement to this Indenture or the Notes, or waiver of any provision of this Indenture or the Notes, may:

(a)               reduce the principal amount of, or change the Maturity Date of, any Note;

(b)               reduce the rate of, or extend the stated time for payment of, interest on any Note;

(c)               reduce the Fundamental Change Repurchase Price or the Redemption Price of any Note or change the time at which, or the circumstances under which, the Notes may, or will be, redeemed or repurchased;

(d)                impair the right of any Holder to institute suit for any payment on any Note, including with respect to any consideration due upon conversion of a Note;

(e)               make any Note payable in a currency other than that stated in the Note;

(f)               make any change that impairs or adversely affects the conversion rights of any Holder under Article 9 hereof or otherwise reduces the number of shares of Common Stock, amount of cash or any other property receivable by a Holder upon conversion;

(g)               change the ranking of the Notes;

(h)               reduce any voting requirements included in this Indenture;

(i)               make any change to any amendment, modification or waiver provision of this Indenture that requires the consent of each affected Holder; or

(j)               reduce the percentage of the aggregate principal amount of then outstanding Notes whose Holders must consent to an amendment of this Indenture or a waiver of a past default.

It will not be necessary for the consent of the Holders under this Section 8.02 to approve the particular form of any proposed amendment, but it will be sufficient if such consent approves the substance of such proposed amendment.

Section 8.03           Execution of Supplemental Indentures. Upon the request of the Company, the Trustee will sign any supplemental indenture authorized pursuant to this Article 8 if the amendment contained therein does not affect the rights, duties, liabilities or immunities of the Trustee under this Indenture. If the supplemental indenture adversely affects the Trustee's rights, duties, liabilities or immunities under this Indenture, then the Trustee may, but need not, sign such supplemental indenture. In executing any such supplemental indenture, the Trustee will be provided with, and, subject to the provisions of Section 7.01 of the Base Indenture, will be fully protected in conclusively relying upon, an Officers' Certificate and an Opinion of Counsel stating that such supplemental indenture is authorized and permitted under this Indenture and that such supplemental indenture is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

Section 8.04           Notices of Supplemental Indentures. After an amendment or supplement to this Indenture or the Notes pursuant to Section 8.01 or Section 8.02 hereof becomes effective, the Company will promptly deliver written notice to the Trustee, which notice will briefly describe the substance of such amendment or supplement to this Indenture in reasonable detail and state the effective date of such amendment or supplement. The Company, or the Trustee, at the written direction of the Company, will then promptly deliver a copy of such notice to each Holder. The failure to deliver such notice to each Holder, or any defect in such notice, will not impair or affect the validity of such amendment or supplement to this Indenture.

Article 9
CONVERSION OF NOTES

Section 9.01           Conversion Privilege. (a) i)  Subject to, and upon compliance with, the provisions of this Article 9, a Holder may, at its option, convert all of its Notes, or any portion of its Notes having a principal amount equal to $1,000 or an integral multiple of $1,000 in excess thereof, (i) subject to satisfaction of one or more of the conditions described in Section 9.01(b), at any time prior to the close of business on the Business Day immediately preceding May 1, 2018, under the circumstances and during the periods set forth in Section 9.01(b), and (ii) irrespective of the conditions set forth in Section 9.01(b), on or after May 1, 2018, and prior to the close of business on the Scheduled Trading Day immediately preceding the Maturity Date, in each case, into Conversion Consideration, as provided in this Article 9, at an initial conversion rate of 70.2679 shares of Common Stock (subject to adjustment as provided in this Article 9, the "Conversion Rate") per $1,000 principal amount of Notes (subject to the settlement provisions of Section 9.02, the "Conversion Obligation"). Notes may not be converted after the close of business on the Business Day immediately preceding the Maturity Date.

(b)           i)           Prior to the close of business on the Business Day immediately preceding May 1, 2018, a Holder may present its Notes for conversion during any calendar quarter commencing after the calendar quarter ending on December 31, 2013 (and only during such calendar quarter), if the Last Reported Sale Price per share of the Common Stock for each of at least 20 Trading Days (whether or not consecutive) during the 30 consecutive Trading days ending on, and including, the last Trading Day of the immediately preceding calendar quarter is greater than 130% of the Conversion Price on such Trading Day. For the avoidance of doubt, neither the Trustee nor the Conversion Agent shall have any duty to monitor or determine such sale price.

(ii)           Prior to the close of business on the Business Day immediately preceding May 1, 2018, a Holder of Notes may surrender its Notes for conversion during the five Business Day period immediately after any five consecutive Trading Day period (the "Measurement Period") in which the Trading Price per $1,000 principal amount of Notes, as determined following a request by a Holder of Notes in accordance with this subsection (b)(ii), for each Trading Day of the Measurement Period was less than 98% of the product of the Last Reported Sale Price of the Common Stock and the Conversion Rate on such Trading Day, subject to compliance with the procedures and conditions described in this subsection (b)(ii). The condition set forth in the preceding sentence is herein referred to as the "Trading Price Condition." The Trading Price shall be determined by the Bid Solicitation Agent pursuant to this Section 9.01(b)(ii) and the definition of Trading Price set forth herein. The Bid Solicitation Agent (if other than the Company) shall have no obligation to determine the Trading Price per $1,000 principal amount of the Notes unless the Company has requested such determination in writing, and the Company will have no obligation to make such request (or seek bids itself) unless a Holder of at least $2.0 million aggregate principal amount of Notes provides the Company with reasonable evidence that the Trading Price per $1,000 principal amount of the Notes would be less than 98% of the product of the Last Reported Sale Price of the Common Stock and the Conversion Rate. At such time, the Company shall, or shall instruct the Bid Solicitation Agent to, determine the Trading Price per $1,000 principal amount of the Notes beginning on the next Trading Day and on each successive Trading Day until the Trading Price per $1,000 principal amount of the Notes is greater than or equal to 98% of the product of the Last Reported Sale Price of the Common Stock and the Conversion Rate. If the Trading Price condition has been met, the Company will so notify the Holders, the Trustee and the Conversion Agent (if other than the Trustee) in writing, in accordance with Section 10.02 of the Base Indenture. If, on any Trading Day after the Trading Price Condition has been met, the Trading Price per $1,000 principal amount of Notes is greater than or equal to 98% of the product of the Last Reported Sale Price of the Common Stock and the Conversion Rate for such Trading Day, the Company will so notify the Holders, the Trustee and the Conversion Agent (if other than the Trustee) in writing, in accordance with Section 10.02 of the Base Indenture. For the avoidance of doubt, neither the Trustee nor the Conversion Agent shall have any duty to monitor or determine the Trading Price.

(iii)           If, prior to the close of business on the Business Day immediately preceding May 1, 2018, the Company elects to:

(A)           issue, to all or substantially all holders of the Common Stock, any rights, options or warrants entitling them, for a period of not more than 60 calendar days after the record date of such issuance, to subscribe for or purchase shares of the Common Stock at a price per share less than the average of the Last Reported Sale Prices of the Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance; or

(B)           distribute, to all or substantially all holders of the Common Stock, the Company's assets, debt securities or rights to purchase the Company's securities, which distribution has a per share value, as reasonably determined by the Board of Directors, exceeding 10% of the Last Reported Sale Price of the Common Stock on the Trading Day immediately preceding the date of announcement for such distribution, then, in either case, (x) the Company must notify the Trustee, the Conversion Agent (if other than the Trustee) and Holders, in writing, in accordance with Section 10.02 of the Base Indenture, at least 30 Scheduled Trading Days prior to the Ex-Dividend Date for such issuance or distribution; and (y) once the Company has given such notice, Holders may convert their Notes at any time until the earlier of the close of business on the Business Day immediately preceding such Ex-Dividend Date and the Company's announcement that such issuance or distribution will not take place.

(iv)           Prior to the close of business on the Business Day immediately preceding May 1, 2018, if:

(A)           a transaction or event that constitutes a Fundamental Change occurs; or

(B)           a transaction or event that constitutes a Make-Whole Fundamental Change occurs; or

(C)           the Company is a party to a consolidation, merger, binding share exchange, or a transfer or lease of all or substantially all of the Company's assets, or any other transaction, in each case pursuant to which the Common Stock would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then the Notes may be converted at any time from and after the effective date of the transaction or event until the earlier of (x) 35 Trading Days after the actual effective date of such transaction or event (or, if later, the date on which the Company provides notice of such transaction or event) or, if such transaction or event also constitutes a Fundamental Change, the related Fundamental Change Repurchase Date; and (y) the close of business on the Scheduled Trading Day immediately preceding the Maturity Date. No later than the Business Day after the date the Company publicly announces such transaction or event, the Company shall notify the Holders, the Trustee and the Conversion Agent (if other than the Trustee) in writing, in accordance with Section 10.02 of the Base Indenture, of such transaction, its effective date and the related right to convert Notes.

(c)           Notwithstanding anything to the contrary in this Indenture, (i) if the Company calls the Notes for redemption in accordance with Article 11 hereof, a Holder may not convert its Notes after the close of business on the Business Day immediately preceding the applicable Redemption Date except to the extent the Company fails to pay the Redemption Price for such Notes in accordance with Section 11.05 hereof, and (ii) if a Holder tenders a Fundamental Change Repurchase Notice with respect to its Notes in accordance with Article 10 hereof, such Notes may not be converted except to the extent (A) such Notes are not subject to such Fundamental Change Repurchase Notice; (B) such Fundamental Change Repurchase Notice is withdrawn in accordance with Article 10 hereof; or (C) the Company fails to pay the Fundamental Change Repurchase Price for such Notes in accordance with Section 10.06 hereof.

Section 9.02          Conversion Procedure; Settlement Upon Conversion.

(a)           To exercise its conversion right with respect to a beneficial interest in a Global Note, the owner of such beneficial interest must (i) comply with the Applicable Procedures for converting such beneficial interest; (ii) pay any funds equal to interest payable on the next Interest Payment Date that such Holder is required to pay under clause (d) of this Section 9.02; and (iii) pay any taxes or duties that such Holder is required to pay under the proviso to clause (e) of this Section 9.02. To exercise its conversion right with respect to a Physical Note, the Holder of such Note must (i) complete and manually sign the conversion notice on the back of the Note, or a facsimile of such conversion notice (such notice, or such facsimile, the "Conversion Notice"); (ii) deliver such signed and completed Conversion Notice and such Note to the Conversion Agent at its office; (iii) furnish any endorsements and transfer documents that the Company, Conversion Agent, Trustee or Transfer Agent may require; (iv) pay any funds equal to interest payable on the next Interest Payment Date that such Holder is required to pay under clause (d) of this Section 9.02; and (v) pay any taxes or duties that such Holder is required to pay under the proviso to clause (e) of this Section 9.02. The first Business Day on which a Holder satisfies the foregoing requirements with respect to a Note and on which conversion of such Note is not otherwise prohibited under this Indenture will be the "Conversion Date" for such Note. The conversion of any Note will be deemed to occur at the close of business on the Conversion Date for such Note, and any converted Note or portion thereof will cease to be outstanding upon conversion.

(b)           If a Holder surrenders the entire principal amount of a Note for conversion, such Person will no longer be the Holder of such Note as of the close of business on the Conversion Date for such Note. The Person in whose name any shares of Common Stock shall be issuable upon conversion of any Note will become the holder of record of such shares as of the close of business on the Conversion Date for such conversion, in the case of Physical Settlement, or the last Trading Day of the relevant Observation Period, in the case of Combination Settlement.

(c)           If a Holder surrenders only a portion of the principal amount of a Physical Note for conversion, promptly after the Conversion Date for such portion, the Company will, in accordance with Section 2.03 of the Base Indenture, execute and deliver to the Trustee, and the Trustee will, upon receipt of a Company Order and the documents required by Sections 10.04 and 10.05 of the Base Indenture, in accordance with Section 2.03 of the Base Indenture, authenticate and deliver to such Holder a new Physical Note in an authorized denomination, having a principal amount equal to the aggregate principal amount of the unconverted portion of the Physical Note surrendered for conversion and bearing registration numbers not contemporaneously outstanding. Upon the conversion of any beneficial interest in a Global Note, the Conversion Agent will promptly request that the Trustee make a notation on the "Schedule of Increases and Decreases of Global Note" of such Global Note to reduce the principal amount represented by such Global Note by the principal amount of the converted beneficial interest. If all of the beneficial interests in a Global Note are so converted, such Global Note will be deemed surrendered to the Trustee for cancellation, and the Trustee will cause such Global Note to be cancelled in accordance with the Applicable Procedures.

(d)           If a Holder converts a Note after the close of business on a Regular Record Date, but prior to the open of business on the Interest Payment Date corresponding to such Regular Record Date, then (x) the Holder of such Note at the close of business on such Regular Record Date shall be entitled, notwithstanding such conversion, to receive, on such Interest Payment Date, the unpaid interest that has accrued on such Note to, but excluding, such Interest Payment Date; and (y) the Holder of such Note must, upon surrender of such Note for conversion, accompany such Note with an amount of cash equal to the amount of interest that will be payable on such Note on such Interest Payment Date; provided, however, that a Holder need not make such payment (A) for conversions following the Regular Record Date immediately preceding the Maturity Date; (B) if the Company has specified a Fundamental Change Repurchase Date that is after a Regular Record Date and on or prior to the Business Day immediately following the corresponding Interest Payment Date and the Holder converts its Note after the close of business on such Regular Record Date and on or prior to the open of business on such Interest Payment Date; (C) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the Business Day immediately following the Interest Payment Date corresponding to such Regular Record Date and such Holder surrenders such Note for conversion after such Regular Record Date and on or prior to the open of business on such Interest Payment Date; or (D) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such Note.

(e)           If a Holder converts a Note, the Company will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of the Common Stock upon the conversion; provided, however, that if any tax is due because the converting Holder requested that shares of Common Stock be issued in a name other than its own, such Holder will pay such tax and the Conversion Agent, until having received a sum sufficient to pay such tax, may refuse to deliver any certificates representing the shares of Common Stock being issued in a name other than that of such Holder.

(f)           Whenever a Conversion Date occurs with respect to a Note, the Conversion Agent will, as promptly as possible, and in no event later than the Business Day immediately following such Conversion Date, deliver to the Company and the Trustee written notice that a Conversion Date has occurred, which notice will state such Conversion Date, the principal amount of Notes converted on such Conversion Date and the names of the Holders that converted Notes on such Conversion Date.

(g)           Upon the conversion of any Note, the Company shall settle such conversion by paying or delivering, as applicable and as provided in this Article 9, either (A) solely cash (a "Cash Settlement"); (B) shares of Common Stock, together, if applicable, with cash in lieu of fractional shares as provided in Section 9.02(h)(i) (a "Physical Settlement"); or (C) a combination of cash and shares of Common Stock, together, if applicable, with cash in lieu of fractional shares as provided in Section 9.02(h)(iii) (a "Combination Settlement"). The Company shall have the right to elect the Settlement Method applicable to any conversion of a Note; provided, however, that:

(i)            all conversions of Notes whose Conversion Date occurs on or after May 1, 2018 will be settled using the same Settlement Method, and the Company shall send written notice of such Settlement Method to Holders, through the Trustee (the Trustee to send such notice upon written instruction from the Company), in accordance with Section 10.02 of the Base Indenture, no later than the close of business on the Scheduled Trading Day immediately preceding May 1, 2018;

(ii)           the Company shall use the same Settlement Method for all conversions of Notes whose Conversion Dates occur on the same day (and, for the avoidance of doubt, the Company shall not be obligated to use the same Settlement Method with respect to conversions of Notes whose Conversion Dates occur on different days, except as provided in clause (i) above);

(iii)           if the Company elects a Settlement Method with respect to the conversion of any Note whose Conversion Date occurs before May 1, 2018, the Company shall send written notice of such Settlement Method to the Holder of such Note, through the Trustee (the Trustee to send such notice upon written instruction from the Company), in accordance with Section 10.02 of the Base Indenture, no later no later than the close of business on the Trading Day immediately following such Conversion Date;

(iv)           if the Company does not timely elect a Settlement Method with respect to the conversion of a Note, then the Company will be deemed to have elected Combination Settlement with a Specified Dollar Amount per $1,000 principal amount of such Note equal to $1,000;

(v)           if the Company timely elects Combination Settlement with respect to the conversion of a Note but does not timely notify the Holder of such Note of the Specified Dollar Amount, then the Specified Dollar Amount for such conversion will be deemed to be $1,000 per $1,000 principal amount of such Note; and

(vi)           the Settlement Method shall be subject to clause (II) of the first sentence of Section 9.07(a);

(h)           The type and amount of consideration (the "Conversion Consideration") due in respect of each $1,000 principal amount of a Note to be converted shall be as follows:

(i)           if Physical Settlement applies to such conversion, (I) a whole number of shares of Common Stock equal to the Conversion Rate in effect on the Conversion Date for such conversion (which, if not a whole number, shall be rounded down to the nearest whole number); and (II) if such Conversion Rate is not a whole number, cash in lieu of the related fractional share in an amount equal to the product of (x) the Daily VWAP on such Conversion Date (or if such Conversion Date is not a Trading Day, the immediately preceding Trading Day) and (y) the fractional portion of such Conversion Rate;

(ii)           if Cash Settlement applies to such conversion, cash in an amount equal to the sum of the Daily Conversion Values for each of the 25 consecutive Trading Days in the Observation Period for such conversion; or

(iii)           if Combination Settlement applies to such conversion, a settlement amount equal to (I) the sum of the Daily Settlement Amounts for each of the 25 consecutive Trading Days in the Observation Period for such conversion (which, for the avoidance of doubt, shall consist of a number of whole shares of Common Stock equal to the sum of the Daily Share Amounts for each of the Trading Days in such Observation Period (which, if such sum is not a whole number, shall be rounded down to the nearest whole number) and cash in an amount equal to the sum of the Daily Cash Amounts for each of the Trading Days in such Observation Period); and (II) if the sum of the Daily Share Amounts for each of the Trading Days in such Observation Period is not a whole number, cash in lieu of the related fractional share in an amount equal to the product of (x) the Daily VWAP on the last Trading Day of such Observation Period and (y) the fractional portion of such sum.

(i)           With respect to any conversion of Notes to which Cash Settlement or Combination Settlement applies, the Company shall determine the Conversion Consideration due thereupon promptly following the last day of the applicable Observation Period and shall promptly thereafter notify the Trustee and the Conversion Agent (if other than the Trustee) in writing of the same and the calculation thereof in reasonable detail. Neither the Trustee nor the

Conversion Agent (if other than the Trustee) shall have any responsibility for any such determination.

(j)           Except as set forth in Sections Section 9.03, Section 9.04 and Section 9.07 hereof, the Company shall pay or deliver or cause to be paid or delivered, as the case may be, the Conversion Consideration due upon the conversion of any Note to the Holder thereof as follows: (i) if Cash Settlement or Combination Settlement applies to such conversion, on the third Business Day immediately following the last Trading Day of the Observation Period for such conversion; and (ii) if Physical Settlement applies to such conversion, on the third Business Day immediately following the Conversion Date for such conversion.

(k)           If a Holder converts more than one Note on a single Conversion Date, the Conversion Consideration due in respect of such conversion will be computed based on the total principal amount of Notes converted on such Conversion Date by such Holder.

(l)           If a Holder converts a Note, the Company will not adjust the Conversion Rate to account for any accrued and unpaid interest on the Note, and the Company's delivery of the Conversion Consideration due upon such conversion will be deemed to satisfy and discharge in full the Company's obligation to pay the principal of such Note and accrued and unpaid interest, if any, on, such Note to, but excluding the Conversion Date; provided, however, that if a Holder converts a Note after a Regular Record Date and prior to the open of business on the corresponding Interest Payment Date, the Company will still be obligated to pay the interest due on such Interest Payment Date to such Holder. As a result, except as otherwise provided in the proviso to the immediately preceding sentence, any accrued and unpaid interest with respect to a converted Note will be deemed to be paid in full rather than cancelled, extinguished or forfeited. In addition, if both cash and shares of the Common Stock are delivered upon the conversion of a Note, accrued and unpaid interest will be deemed to be paid first out of the amount of cash so delivered.

Section 9.03           Increased Conversion Rate Applicable to Certain Notes Surrendered for Conversion in Connection with Make-Whole Fundamental Changes. i) If (i) a Fundamental Change (determined after giving effect to the paragraph immediately following clause (v) of the definition thereof, but without regard to the exclusion in clause (ii)(II) of the definition thereof) occurs or (ii) the Company calls the Notes for redemption pursuant to Article 11 (either such event, a "Make-Whole Fundamental Change"), and a Holder converts its Notes in connection with such Make-Whole Fundamental Change, the Company will, in the circumstances described in this Section 9.03, increase the Conversion Rate for such Notes by the number of additional shares of Common Stock (the "Additional Shares") set forth in this Section 9.03. For purposes of this Section 9.03, a conversion of Notes will be deemed to be "in connection with":

(i)           a Make-Whole Fundamental Change described in clause (i) of the definition of "Make-Whole Fundamental Change" if (A) for Conversion Dates prior to May 1, 2018, the applicable Conversion Date occurs during the period when the Notes are convertible on account of such Make-Whole Fundamental Change pursuant to Section 9.01(b)(iv) and (B) for Conversion Dates on or after May 1, 2018 if the applicable Conversion Date occurs during the period from, and including, the effective date of the Make-Whole Fundamental Change up to, and including, the Business Day immediately prior to the related Fundamental Change Repurchase Date (or, in the case of a Make-Whole Fundamental Change that would have been a Fundamental Change but for the exclusion in clause (ii)(II) of the definition thereof, the 35th Trading Day immediately following the effective date of such Make-Whole Fundamental Change).

(ii)            a Make-Whole Fundamental Change described in clause (ii) of the definition of "Make-Whole Fundamental Change" if the Conversion Notice for such Notes is received by the Conversion Agent during the period beginning on, and including, the Redemption Notice Date and ending on the close of business on the Business Day immediately preceding the Redemption Date.

(b)           If a Holder converts a Note in connection with a Make-Whole Fundamental Change, the Company will settle such conversion by delivering Conversion Consideration in accordance with Section 9.02; provided, however, that notwithstanding anything to the contrary in Section 9.02 hereof, if a Holder converts a Note in connection with a Make-Whole Fundamental Change described in clause (ii) of the definition of Fundamental Change in which the holders of the Common Stock receive only cash in consideration for their shares of Common Stock, the Company will settle such conversion by delivering to such Holder, on the third Business Day immediately following the Conversion Date for such Note, an amount of cash, for each $1,000 principal amount of such Note converted, equal to the product of (i) the Conversion Rate on the Conversion Date applicable to such Note (including any Additional Shares added to such Conversion Rate pursuant to this Section 9.03) and (ii) the Stock Price for such Make-Whole Fundamental Change.

No later than one Business Day immediately after the effective date of a Make-Whole Fundamental Change described in clause (i) of the definition of Make-Whole Fundamental Change contained in this Section 9.03, the Company will notify the Holders of such effective date, in accordance with Section 10.02 of the Base Indenture, and issue a press release announcing such effective date.

(c)           The number of Additional Shares by which the Conversion Rate will be increased if a Holder converts a Note in connection with a Make-Whole Fundamental Change will be determined by reference to the table below, and will be based on the Make-Whole Fundamental Change Effective Date and the price (the "Stock Price") paid (or deemed to be paid) per share of Common Stock in the Make-Whole Fundamental Change. For any Make-Whole Fundamental Change, the "Make-Whole Fundamental Change Effective Date" will mean, (i) if such Make-Whole Fundamental Change is of the type described in clause (i) of the definition of Make-Whole Fundamental Change contained in Section 9.03(a), the date on which such Make-Whole Fundamental Change occurs or becomes effective, and (ii) if such Make-Whole Fundamental Change is of the type described in clause (ii) of the definition of Make-Whole Fundamental Change contained in Section 9.03(a), the applicable Redemption Notice Date.

(d)            The Stock Prices set forth in the first row (i.e., the column headers) of the table below will be adjusted on each date on which the Conversion Rate must be adjusted pursuant to Section 9.04. The adjusted Stock Prices will equal the Stock Prices in effect immediately prior to such adjustment, multiplied by a fraction, (i) the numerator of which is the Conversion Rate in effect immediately prior to the adjustment giving rise to the share price adjustment, and (ii) the denominator of which is the Conversion Rate in effect immediately after the adjustment. The numbers of Additional Shares set forth in the table below will be adjusted in the same manner, at the same time and for the same events for which the Conversion Rate is adjusted pursuant to Section 9.04.

(e)           The following table sets forth hypothetical Make-Whole Fundamental Change Effective Dates, Stock Prices and the number of Additional Shares by which the Conversion Rate will be increased per $1,000 principal amount of Notes for a Holder that converts a Note in connection with a Make-Whole Fundamental Change having such Make-Whole Fundamental Change Effective Date and Stock Price:

	Stock Price
Effective Date	$10.35	$12.50	$14.23	$16.50	$19.92	$25.00	$35.00	$50.00	$65.00	$80.00
October 23, 2013	26.3504	18.0968	13.9733	10.4455	7.3037	4.8408	2.6571	1.2632	0.5508	0.1104
November 1, 2014	26.3504	16.5872	12.4596	9.0448	6.1456	4.0040	2.2026	1.0688	0.4852	0.1231
November 1, 2015	26.3504	14.9048	10.7266	7.4327	4.8328	3.0804	1.7071	0.8468	0.3975	0.1175
November 1, 2016	26.3504	13.1336	8.7653	5.5782	3.3635	2.0912	1.1826	0.6010	0.2911	0.0964
November 1, 2017	26.3504	11.2496	6.3204	3.2642	1.6933	1.0508	0.6189	0.3208	0.1577	0.0531
November 1, 2018	26.3504	9.7321	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(f)           If the Stock Price and/or Make-Whole Fundamental Change Effective Date for a Make-Whole Fundamental Change are not set forth in the table above, then:

(i)           if the Stock Price is between two Stock Prices in the table or the Make-Whole Fundamental Change Effective Date is between two Make-Whole Fundamental Change Effective Dates in the table, the number of Additional Shares by which the Conversion Rate will be increased for a Holder that converts a Note in connection with such Make-Whole Fundamental Change will be determined by a straight-line interpolation between the numbers of Additional Shares set forth for the higher and lower Stock Prices listed in the table and the earlier and later Make-Whole Fundamental Change Effective Dates listed in the table, as applicable, based on a 365- or 366-day year, as applicable;

(ii)           if the Stock Price is greater than $80.00, subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table, no Additional Shares will be added to the Conversion Rate; and

(iii)           if the Stock Price is less than $10.35 per share, subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table, no Additional Shares will be added to the Conversion Rate.

Notwithstanding the foregoing, in no event will the Conversion Rate be increased as a result of this Section 9.03 to exceed 96.6183 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment in the same manner, at the same time and for the same events for which the Conversion Rate must be adjusted as set forth in Section 9.04.

(g)           Nothing in this Section 9.03 shall prevent an adjustment to the Conversion Rate pursuant to Section 9.04 in respect of a Make-Whole Fundamental Change.

Section 9.04          Adjustment of Conversion Rate

. The Company will adjust the Conversion Rate from time to time as described in this Section 9.04, except that the Company will not make an adjustment to the Conversion Rate if each Holder participates (other than in a share split or share combination), at the same time and upon the same terms as holders of the Common Stock, and solely as a result of holding the Notes, in the relevant transaction described in this Section 9.04 without having to convert its Notes and as if it held number of shares of the Common Stock equal to the product of (i) the Conversion Rate in effect on the applicable record date, Effective Date or expiration date, and (ii) the aggregate principal amount of Notes held by such Holder (express in thousands) on such date, rounded up to the nearest whole number.

(a)           If the Company exclusively issues to all or substantially all holders of the Common Stock shares of Common Stock as a dividend or distribution on shares of the outstanding Common Stock, or if the Company effects a share split of the Common Stock or a share combination of the Common Stock, the Conversion Rate will be adjusted based on the following formula:

where,

CR0	=
the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date of such dividend or distribution, or immediately prior to the open of business on the Effective Date of such share split or share combination, as applicable;

CR1	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date or the open of business on such Effective Date, as applicable;

OS0	=	the number of shares of Common Stock outstanding immediately prior to the open of business on such Ex-Dividend Date or Effective Date, as applicable; and

OS1	=	the number of shares of Common Stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

If any dividend, distribution, share split or share combination of the type described in this Section 9.04(a) is declared, but not so paid or made, the Conversion Rate will be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution or to effect such share split or share combination, to the Conversion Rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.

(b)           If the Company issues, to all or substantially all holders of its outstanding Common Stock, rights, options or warrants entitling such holders, for a period of not more than 60 calendar days after the record date of such issuance, to subscribe for, or purchase, shares of Common Stock, at a price per share less than the average of the Last Reported Sale Prices of the Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading

Day immediately preceding the date of announcement of such issuance, the Conversion Rate will be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such issuance;

CR1	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;

OS0	=	the number of shares of Common Stock outstanding immediately prior to the open of business on such Ex-Dividend Date;

X	=	the total number of shares of Common Stock issuable pursuant to such rights, options or warrants; and

Y	=
the number of shares of Common Stock equal to the quotient of (i) the aggregate price payable to exercise such rights, options or warrants, over (ii) the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

To the extent that shares of Common Stock are not delivered after the expiration of such rights, options or warrants, including because the issued rights, options or warrants were not exercised, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If such rights, options or warrants are not so issued, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect if the Ex-Dividend Date for such issuance had not occurred.

For purposes of this Section 9.04(b), in determining whether any rights, options or warrants entitle holders of the Common Stock to subscribe for, or purchase, shares of Common Stock at a price per share less than the average of the Last Reported Sale Prices of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for an issuance, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

(c)           If the Company distributes shares of its Capital Stock, evidences of its indebtedness or other assets or property of the Company, or rights, options or warrants to acquire Capital Stock of the Company or other securities, to all or substantially all holders of the Common Stock, excluding:

(i)           dividends, distributions, rights, options or warrants for which an adjustment was effected pursuant to Section 9.04(a) or Section 9.04(b), as applicable;

(ii)           dividends or distributions paid exclusively in cash for which an adjustment was effected pursuant to Section 9.04(d); and

(iii)           Spin-Offs for which the provisions set forth in Section 9.04(c) hereof shall apply,

then the Conversion Rate will be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such distribution;

CR1	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;

SP0	=
the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV	=
the fair market value (as determined by the Board of Directors) of the shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants distributed with respect to each outstanding share of Common Stock on the Ex-Dividend Date for such distribution.

Notwithstanding the foregoing, if "FMV" (as defined above) is equal to or greater than the "SP0" (as defined above), in lieu of the foregoing increase, each Holder will receive, for each $1,000 principal amount of Notes held on the record date for the distribution, at the same time and upon the same terms as holders of the Common Stock, the amount and kind of shares of Capital Stock, evidences of indebtedness, assets or property, rights, options or warrants or other securities that such Holder would have received if such Holder had owned a number of shares of Common Stock equal to the Conversion Rate in effect on the record date for such distribution.

If such distribution is not so paid or made, or if any rights, options or warrants are not exercised before their expiration date, the Conversion Rate will be readjusted to be the Conversion Rate that would then be in effect if such distribution had not been declared.

With respect to an adjustment pursuant to this Section 9.04(c) where there has been a payment of a dividend or other distribution on the Common Stock of shares of Capital Stock of any class or series, or similar equity interest, of or relating to an Affiliate, a Subsidiary or other business unit of the Company, and such Capital Stock or similar equity interest is listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a national securities exchange or a reasonably comparable non-U.S. equivalent (a "Spin-Off"), the Conversion Rate will be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such Spin-Off;

CR1	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;

FMV0	=
the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Common Stock applicable to one share of Common Stock (determined for purposes of the definition of Last Reported Sale Price as if such Capital Stock or similar equity interest were the Common Stock) over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the "Valuation Period"); and

MP0	=	the average of the Last Reported Sale Prices of the Common Stock over the Valuation Period.

The adjustment to the Conversion Rate under this Section 9.04(c) will be calculated as of the close of business on the last Trading Day of the Valuation Period but will be given effect as of immediately after the open of business on the Ex-Dividend Date of the Spin-Off, with retroactive effect. The Company shall delay the settlement of any conversion of Notes where the Conversion Date (in the case of Physical Settlement) or any Trading Day of the applicable Observation Period (in the case of Cash Settlement or Combination Settlement) occurs during the Valuation Period until the third Business Day after the last day of the Valuation Period. If any distribution of the type described in this Section 9.04(c) is declared but not so made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to make such distribution, to the Conversion Rate that would then be in effect if such distribution had not been declared.

For the purposes of this Section 9.04(c) and subsections (a) and (b) of this Section 9.04, any dividend or distribution to which this Section 9.04(c) applies and which dividend or distribution also includes one or both of:

(A) a dividend or distribution of shares of Common Stock to which Section 9.04(a) hereof applies (a "Clause A Distribution"); or

(B) a dividend or distribution of rights, options or warrants to which Section 9.04(b) hereof applies (a "Clause B Distribution")

(any such distribution, a "Multi-Clause Distribution"), then (i) the portion of such Multi-Clause Distribution that is not a Clause A Distribution or a Clause B Distribution will be deemed to be a dividend or distribution to which this Section 9.04(c) applies (a "Clause C Distribution"), and any Conversion Rate adjustment required by this Section 9.04(c) with respect to such Clause C Distribution will be made without considering any shares of Common Stock, if any, issuable as part of the portion of such Multi-Clause Distribution that is a Clause A Distribution or a Clause B Distribution, as applicable, (ii) the portion of such Multi-Clause Distribution that is a Clause B Distribution, if any, will be deemed to be distributed immediately following the Clause C Distribution, and any Conversion Rate adjustment required by Section 9.04(b) hereof with respect to such Clause B Distribution will be made, with any shares of Common Stock issuable as part of the portion of such Multi-Clause Distribution that is a Clause C Distribution deemed to be "outstanding immediately prior to the open of business on such Ex-Dividend Date" for the purposes of making such adjustment and (iii) the portion of such Multi-Clause Distribution that is a Clause A Distribution, if any, will be deemed to be distributed immediately following the Clause B Distribution or Clause C Distribution, as the case may be, and any Conversion Rate adjustment required by Section 9.04(a) hereof with respect to such Clause A Distribution will be made, with any shares of Common Stock issuable as part of the portion of such Multi-Clause Distribution that is either a Clause C Distribution or a Clause B Distribution deemed to be "outstanding immediately prior to the open of business on such Ex-Dividend Date or Effective Date" for the purposes of making such adjustment.

(d)           If any cash dividend or distribution (other than a distribution as to which an adjustment to the Conversion Rate was effected pursuant to Section 9.04(e), and other than a regular, quarterly cash dividend that does not exceed $0.01 per share per quarter (the "Dividend Threshold," which Dividend Threshold shall be subject to adjustment as set forth below in this Section 9.04(d))) is made to all or substantially all holders of the Common Stock, the Conversion Rate will be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such dividend or distribution;

CR1	=	the Conversion Rate in effect immediately after the open of business on the Ex-Dividend Date for such dividend or distribution;

SP0	=	the Last Reported Sale Price of the Common Stock on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution;

T	=	the Dividend Threshold; provided, however, that if the dividend or distribution is not a regular quarterly cash dividend, then the Dividend Threshold will be deemed to be zero (0); and

C	=	the amount in cash per share the Company distributes to holders of Common Stock.

The Dividend Threshold shall be adjusted in a manner inversely proportional to adjustments to the Conversion Rate; provided, however, that no adjustment will be made to the Dividend Threshold for any adjustment to the Conversion Rate pursuant to this Section 9.04(d).

Notwithstanding the foregoing, if "C" (as defined above) is equal to or greater than "SP0" (as defined above), in lieu of the foregoing increase, each Holder will receive, for each $1,000 principal amount of Notes held on the record date for such cash dividend or distribution, at the same time and upon the same terms as holders of the Common Stock, the amount of cash that such Holder would have received if such Holder had owned a number of shares of Common Stock equal to the Conversion Rate in effect on such record date. If any such dividend or distribution is declared but not so paid or made, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(e)           If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for the Common Stock, to the extent that the cash and value of any other consideration included in the payment per share of Common Stock exceeds the Last Reported Sale Price of the Common Stock on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer (as it may be amended), the Conversion Rate will be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the Expiration Time;

CR1	=	the Conversion Rate in effect immediately after the Expiration Time;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for shares purchased in such tender or exchange offer;

OS0	=
the number of shares of Common Stock outstanding immediately prior to the time (the "Expiration Time") on the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1	=
the number of shares of Common Stock outstanding immediately after the Expiration Time (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1	=
the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period (the "Averaging Period") commencing on the Trading Day next succeeding the date such tender or exchange offer expires.

The adjustment to the Conversion Rate pursuant to this Section 9.04(e) will be calculated as of the close of business on the last Trading Day of the Averaging Period but will be given effect as of immediately after the Expiration Time, with retroactive effect. The Company shall delay the settlement of any conversion of Notes where the Conversion Date (in the case of Physical Settlement) or any Trading Day of the applicable Observation Period (in the case of Cash Settlement or Combination Settlement) occurs during the Averaging Period until the third Business Day after the last day of the Averaging Period.

In the event that the Company or one of its Subsidiaries is obligated to purchase shares of Common Stock pursuant to any such tender offer or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender offer or exchange offer had not been made.

(f)           After an adjustment to the Conversion Rate under this Article 9, any subsequent event requiring an adjustment under this Article 9 will cause an adjustment to the Conversion Rate as so adjusted, without duplication.

(g)           If a Holder converts a Note and, as of the Conversion Date for such Note, any distribution or transaction that requires an adjustment to the Conversion Rate pursuant to Section 9.04(a) through (e) hereof has occurred but has not yet resulted in an adjustment to the Conversion Rate and the shares of Common Stock, if any, that such Holder will receive upon settlement of its converted Note are not entitled to participate in the relevant distribution or transaction (because they were not held on a related record date or otherwise), then the Company will adjust the number of shares of Common Stock that it delivers to such Holder to reflect the relevant distribution or transaction.

(h)           Notwithstanding anything to the contrary herein or in the Notes, if a Conversion Rate adjustment becomes effective on any Ex-Dividend Date pursuant to Section 9.04, and a Holder that has converted its Notes on or after such Ex-Dividend Date and on or prior to the related record date would be treated, on such record date, as the record holder of the shares of Common Stock, if any, issuable upon such conversion based on an adjusted Conversion Rate for such Ex-Dividend Date, then the Conversion Rate adjustment relating to such Ex-Dividend Date will not be made for such converting holder. Instead, such Holder will be treated as if such Holder were, as of such record date, the record owner of such shares of Common Stock on an unadjusted basis and will participate in the related dividend, distribution or other event giving rise to such adjustment.

(i)           In addition to those adjustments required by clauses (a), (b), (c), (d) and (e) of this Section 9.04, and to the extent permitted by the applicable rules of The New York Stock Exchange or any other securities exchange on which securities of the Company are then listed, the Company may, from time to time, to the extent permitted by law, increase the Conversion Rate by any amount if (i) the Board of Directors determines that such increase is in the best interest of the Company, (ii) such increase is in effect for a period of at least 20 Business Days, and (iii) during such period, such increase is irrevocable. In addition, and subject to the same limitations, the Company may (but is not required to) increase the Conversion Rate if the Board of Directors determines that such increase is advisable to avoid, or diminish, any income tax imposed on holders of the Common Stock or rights to purchase the Common Stock as a result of any dividend or distribution of shares (or rights to acquire shares) or similar event treated as such for U.S. federal income tax purposes. Whenever the Board of Directors determines that the Company will increase the Conversion Rate pursuant to this Section 9.04(i), the Company will mail to each Holder notice of such increase at least 15 Business Days before such increase will take effect, which notice will state the increase to be made and the period during which such increase will be in effect.

(j)           All adjustments to the Conversion Rate under this Article 9 will be made to the nearest cent or to the nearest 1/10,000th of a share, as the case may be, with 5/100,000ths rounded upward. The Company may defer any adjustment to the Conversion Rate unless such adjustment would increase or decrease the Conversion Rate by at least 1% of the Conversion Rate in effect at the time the Company would otherwise be required to make such adjustment; provided, however, that if the Company defers an adjustment pursuant to this Section 9.04(j), then the Company must carry forward such adjustment and take it into account in any future adjustment. Notwithstanding the foregoing, (i) on each Conversion Date (in the case of Physical Settlement) or on each Trading Day of any Observation Period (in the case of Cash Settlement or Combination Settlement), (ii) on the occurrence of any Fundamental Change or Make-Whole Fundamental Change and (iii) on every one-year anniversary of the Issue Date, the Company will give effect to all Conversion Rate adjustments that have otherwise been deferred pursuant to this Section 9.04(j), and such adjustments will no longer be carried forward and taken into account in any future adjustment.

(k)           For purposes of this Section 9.04, (1) the number of shares outstanding at any time will include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock, but, (2) so long as the Company does not pay any dividend or make any distribution on shares of Common Stock held in the treasury of the Company, will not include shares of Common Stock held in the treasury of the Company.

(l)           For purposes of this Article 9, the term "Ex-Dividend Date" will mean the first date on which the shares of the Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question.

Section 9.05          Adjustments of Prices. Whenever any provision of the Indenture requires the calculation of the Last Reported Sale Price or a function thereof over a period of multiple days (including any Observation Period and the Stock Price for purposes of a Make-Whole Fundamental Change), the Company will make appropriate adjustments to the Last Reported Sale Price or such function thereof to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend date, Effective Date or expiration date of the event occurs, at any time during such period.

Section 9.06            Shares To Be Fully Reserved. The Company shall reserve, out of its authorized but unissued shares that are not reserved for other purposes, sufficient shares of Common Stock to provide for conversion of the Notes from time to time as such Notes are presented for conversion (assuming that at the time of computation of such number of shares, all such Notes would be converted by a single Holder of the Notes, and including the maximum number of Additional Shares that could be included in the Conversion Rate for a conversion in connection with a Make-Whole Fundamental Change).

Section 9.07           Effect of Recapitalization, Reclassification, Consolidation, Merger or Sale.

(a)           In the case of:

(i)           any recapitalization, reclassification or change of the Common Stock (other than changes resulting from a subdivision or combination or change only in par value or from par value to no par value or no par value to par value);

(ii)           any consolidation, merger or combination involving the Company;

(iii)           any sale, lease or other transfer to a third party of the consolidated assets of the Company and its Subsidiaries substantially as an entirety; or

(iv)            any statutory share exchange,

and, in each case, as a result of which the Common Stock would be converted into, or exchanged for, or represent solely the right to receive, stock, other securities, other property or assets (including cash or any combination thereof) (such stock, other securities, other property or assets, the "Reference Property," and the amount and kind of Reference Property that a holder of one share of Common Stock would be entitled to receive on account of such transaction, a "Reference Property Unit"), then, notwithstanding anything to the contrary herein or in the Notes, (I) at the effective time of such transaction, the Conversion Consideration due upon conversion of any Notes, and the conditions to any such conversion, will be determined in the same manner as if each reference to any number of shares of Common Stock in this Article 9 were instead a reference to the same number of Reference Property Units; and (II) if such Reference Property Unit consists entirely of cash, then the Company will be deemed to elect Cash Settlement in respect of all conversions whose Conversion Date occurs on or after the effective date of the Merger Event and shall pay the cash due upon such conversions no later than the third Business Day after the relevant Conversion Date. For these purposes, the Daily VWAP or Last Reported Sale Price of any Reference Property Unit or portion thereof that does not consist of a class of securities will be the fair value of such Reference Property Unit or portion thereof, as applicable, determined in good faith by the Company (or, in the case of cash denominated in U.S. dollars, the face amount thereof). An event requiring a change to the Conversion Consideration as provided in the immediately preceding sentence is herein referred to as a "Merger Event," and the resulting, surviving or transferee Person (if other than the Company) of such Merger Event is the Successor Person. At or before the effective date of such Merger Event, the Company and such Successor Person will execute and deliver to the Trustee a supplemental indenture pursuant to Section 8.03 hereof, which supplemental indenture will (i) comply with the TIA as in force on the date such supplemental indenture is executed; (ii) provide for subsequent conversions of Notes in the manner set forth in the first sentence of this Section 9.07(a); and (iii) provide for subsequent adjustments to the Conversion Rate pursuant to Section 9.04 in a manner that would have an economic effect on the Holders as nearly equivalent as practicable to the economic effect the adjustments provided by Section 9.04 hereof would have had on the Holders but for such Merger Event.

If the Reference Property consists of more than a single type of consideration (determined based in part upon any form of shareholder election), then the composition of the Reference Property Unit will be deemed to be the weighted average, per share of Common Stock, of the types and amounts of consideration received by the holders of Common Stock that affirmatively make such an election. The Company shall notify Holders of the weighted average as soon as practicable after such determination is made.

If the Reference Property Unit for a Merger Event includes shares of stock or other securities or assets of a Person other than the Successor Person for such Merger Event, then such other company will also execute such supplemental indenture and such supplemental indenture will contain whatever additional provisions the Board of Directors considers to be reasonably necessary to protect the Holders and to calculate the value of a Reference Property Unit.

(b)           As soon as practicable upon learning the anticipated or actual effective date of any Merger Event, the Company will deliver written notice of such Merger Event to each Holder and the Trustee. Such notice will include:

(i)           a brief description of such Merger Event;

(ii)           the Conversion Rate in effect on the date the Company delivers such notice;

(iii)           the anticipated effective date for the Merger Event;

(iv)           that, on and after the effective date for the Merger Event, the Notes will be convertible into Reference Property Units and cash in lieu of fractional Reference Property Units; and

(v)           the composition of the Reference Property Unit for such Merger Event.

As promptly as practicable after executing a supplemental indenture in accordance with Section 9.07(a), the Company will:

(i)           file with the Trustee an Officers' Certificate briefly describing the reasons therefor, the composition of the Reference Property Unit for such Merger Event, any adjustment to be made with respect thereto and that all conditions precedent under this Indenture to such Merger Event have been complied with; and

(ii)           cause to be sent to each Holder a notice of the execution of such supplemental indenture and the composition of the Reference Property Unit for such Merger Event; provided, that the failure to deliver such notice to any Holder will not affect the validity or legality of such supplemental indenture.

(c)            If more than one Merger Event occurs, this Section 9.07 will apply successively to each Merger Event.

Section 9.08           Certain Covenants. i)The Company will not become a party to any Merger Event unless its terms are consistent with Section 9.07.

(b)           The Company covenants that all shares of Common Stock issued upon conversion of Notes, if any, will be fully paid and non-assessable by the Company and free from preemptive rights and all taxes, liens and charges with respect to the issue thereof.

(c)           The Company covenants that, if any shares of Common Stock to be provided for the purpose of conversion of Notes hereunder require registration with or approval of any governmental authority under any federal or state law before such shares may be validly issued upon conversion (other than solely as a result of the status of the converting Holder as an affiliate of the Company), the Company will secure such registration or approval, as the case may be.

(d)           The Company further covenants that, if at any time the Common Stock shall be listed on any national securities exchange or automated quotation system, the Company shall list and keep listed, so long as the Common Stock shall be so listed on such exchange or automated quotation system, any Common Stock issuable upon conversion of the Notes.

(e)           [RESERVED]

Section 9.09          No Responsibility of Trustee or Conversion Agent. The Trustee and the Conversion Agent will not have any duty or responsibility to any Holder to determine whether any facts exist that require an adjustment of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed in making the same. Neither the Trustee nor the Conversion Agent will be responsible for any failure of the Company to deliver the Conversion Consideration due upon the surrender of any Notes for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article 9. Without limiting the generality of the foregoing, neither the Trustee nor the Conversion Agent will be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 9.07 hereof, including with respect to the calculation of the amount of Conversion Consideration receivable by Holders upon the conversion of their Notes after any Merger Event, and each, subject to the provisions of Article VII of the Base Indenture (as supplemented by this First Supplemental Indenture), may accept as conclusive evidence of the correctness of any such provisions, and will be protected in relying upon, the Officers' Certificate (which the Company will be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto.

Section 9.10          Notice to Holders Prior to Certain Actions.

(a)           Upon the public announcement of any event that will require the Company to make an adjustment to the Conversion Rate pursuant to Section 9.04, the Company will deliver to each Holder a written notice, which notice will include (i) a brief description of such event, (ii) the date on which the Company anticipates that such event will occur, (iii) the date on which the Company anticipates that the adjustment to the Conversion Rate will become effective, and (iv) if any record date, expiration date, Ex-Dividend Date or Effective Date is applicable to such event, such record date, expiration date, Ex-Dividend Date or Effective Date. Neither the failure to give such notice, nor any defect therein, will affect the legality or validity of such action by the Company.

(b)           Whenever the Company adjusts the Conversion Rate pursuant to Section 9.04, the Company will promptly deliver to each Holder a written notice, which notice will include (i) a brief description of the event requiring adjustment to the Conversion Rate pursuant to Section 9.04, (ii) the effective time of such adjustment, (iii) the Conversion Rate in effect immediately after such adjustment is made and (iv) a schedule explaining, in reasonable detail, how the Company calculated such adjustment. On the same day the Company delivers such notice to each Holder, the Company will deliver to the Trustee, the Paying Agent and the Conversion Agent an Officers' Certificate that includes all of the information contained in such notice, which Officers' Certificate each of the Trustee, the Paying Agent and the Conversion Agent may treat as conclusive evidence that the adjustment specified in such Officers' Certificate is correct and will be in effect as of the effective time specified in such Officers' Certificate. The failure to deliver such notice will not affect the legality or validity of any such adjustment.

Section 9.11          Stockholder Rights Plans. To the extent that the Company has a rights plan in effect when a Holder converts a Note, the Company will deliver to such Holder, in addition to any shares of Common Stock otherwise issuable to such Holder upon conversion of such Note, any rights that, under the rights plan, would be applicable to a share of Common Stock, unless prior to the Conversion Date for such Note, the rights have separated from the Common Stock, in which case, and only in such case, the Conversion Rate will be adjusted pursuant to the first formula in Section 9.04(c) as if, at the time of such separation, the Company had distributed to all holders of the Common Stock shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Section 9.12          Restrictions on Adjustments. i) Except as a result of a reverse share split, share combination subject to Section 9.04(a), and except for readjustments pursuant to the last paragraph of Section 9.04(a), readjustments pursuant to the penultimate paragraph of Section 9.04(b), readjustments pursuant to both the third paragraph and penultimate paragraph of Section 9.04(c) and readjustments pursuant to the last paragraph of Section 9.04(d), in no event will the Conversion Rate be adjusted downward pursuant to Section 9.04(a), (b), (c), (d) or (e). In addition, notwithstanding anything to the contrary elsewhere in this Indenture, the Conversion Rate will not be adjusted:

(1)
upon the issuance of shares of Common Stock pursuant to any present or future plan of the Company providing for the reinvestment of dividends or interest payable on the Company's securities and the investment of additional optional amounts in shares of Common Stock under any plan;

(2)
upon the issuance of shares of Common Stock or options, warrants or rights to purchase shares of Common Stock pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of its Subsidiaries;

(3)
upon the issuance of shares of Common Stock pursuant to any option, warrant or right or exercisable, exchangeable or convertible security not described in clause (2) above and outstanding as of the date the Notes were first issued;

(4)	for a change in the par value of the Common Stock; or

(5)	for accrued and unpaid interest.

(b)           To the extent that the Notes become convertible into the right to receive only cash in accordance with the provision of Section 9.07, no adjustment need be made thereafter as to the amount of cash to be received.

Article 10
REPURCHASE OF NOTES AT OPTION OF HOLDERS

Section 10.01            Purchase at Option of Holders Upon a Fundamental Change. i) If a Fundamental Change occurs at any time prior to the Maturity Date, each Holder will have the right to require the Company to repurchase all of its Notes or any portion of its Notes in principal amount equal to $1,000 or an integral multiple of $1,000 in excess thereof on the date (the "Fundamental Change Repurchase Date") specified by the Company that is not less than 20 nor more than 35 Business Days following the date of the Fundamental Change Notice (or, if the Company fails to specify a Fundamental Change Repurchase Date, the 35th Business Day following the date of the Fundamental Change Notice, without prejudice to any rights or remedies Holders may have on account of such failure) at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date (the "Fundamental Change Repurchase Price"); provided, however, that if the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, then the Company shall instead pay the full amount of accrued and unpaid interest to the Holder of record as of the close of business on such Regular Record Date, and the Fundamental Change Repurchase Price shall not include such accrued and unpaid interest.

(b)           Purchases of Notes under this Section 10.01 shall be made, at the option of the Holder thereof, upon:

(i)           delivery to the Paying Agent by a Holder of a duly completed notice (the "Fundamental Change Repurchase Notice") in the form set forth in Attachment 2 to the Form of Note attached hereto as Exhibit A on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, subject to extension to comply with applicable law; and

(ii)           delivery of the Notes, if the Notes are Physical Notes, to the Paying Agent at any time after delivery of the Fundamental Change Repurchase Notice (together with all necessary endorsements for transfer) at the Corporate Trust Office of the Paying Agent, or book-entry transfer of the Notes, if the Notes are Global Notes, in compliance with the Applicable Procedures, on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, subject to extension to comply with applicable law.

The Fundamental Change Repurchase Notice in respect of any Notes to be purchased shall state:

(i)           if such Note is to be repurchased in part, the principal amount of such Note to be repurchased, which principal amount must equal $1,000 or an integral multiple of $1,000 in excess thereof;

(ii)           that such Note will be repurchased by the Company pursuant to the provisions of this Article 10 hereof; and

(iii)           if such Note is a Physical Note, the certificate number of such Note.

provided, however, that if the Notes are Global Notes, the Fundamental Change Repurchase Notice must comply with the Applicable Procedures.

(c)           On or before the 10th calendar day after the occurrence of a Fundamental Change, the Company shall provide to all Holders of the Notes (and to any beneficial owners of a Global Note, as required by applicable law) and the Trustee and the Paying Agent (in the case of a Paying Agent other than the Trustee) a written notice (the "Fundamental Change Notice") of the occurrence of the Fundamental Change and of the repurchase right at the option of the Holders of the Notes arising as a result thereof. Simultaneously with mailing of any Fundamental Change Notice to the Holders, the Trustee and the Paying Agent, the Company will publish a notice containing the same information as the Fundamental Change Notice in a newspaper of general circulation in The City of New York and on its website or through such other public medium as the Company may use at such time. Each Fundamental Change Notice shall specify:

(i)           briefly, the events causing such Fundamental Change;

(ii)           the effective date of such Fundamental Change;

(iii)           the last date on which a Holder may exercise its right to require the Company to repurchase its Notes as a result of such Fundamental Change under this Article 10;

(iv)           the procedures that a Holder must follow to require the Company to repurchase a Note;

(v)           the Fundamental Change Repurchase Price for each $1,000 principal amount of Notes for such Fundamental Change;

(vi)           the Fundamental Change Repurchase Date for such Fundamental Change;

(vii)           that the Fundamental Change Repurchase Price for any Note for which a Fundamental Change Repurchase Notice has been duly tendered and not validly withdrawn will be paid promptly following the later of the Fundamental Change Repurchase Date and the time such Note is surrendered for repurchase;

(viii)           the name and address of the Paying Agent and of the Conversion Agent;

(ix)           the Conversion Rate in effect on the Fundamental Change Notice Date for such Fundamental Change and the Last Reported Sale Price of the Common Stock on the Trading Day immediately preceding the Fundamental Change Notice Date;

(x)           any adjustments that will be made to the Conversion Rate as a result of such Fundamental Change, including any Additional Shares by which the Conversion Rate will be increased pursuant to Section 9.03 for a Holder that converts a Note "in connection with" such Fundamental Change;

(xi)           that any Notes with respect to which a Fundamental Change Repurchase Notice has been delivered by a Holder may be converted only if such Holder withdraws such Fundamental Change Repurchase Notice in accordance with the terms of this Indenture or to the extent any portion of such Notes are not subject to such Fundamental Change Repurchase Notice;

(xii)           the procedures for withdrawing a Fundamental Change Repurchase Notice;

(xiii)           that if a Note or portion of a Note is subject to a validly delivered Fundamental Change Repurchase Notice, unless the Company defaults in paying the Fundamental Change Repurchase Price for such Note or portion of a Note, interest, if any, on such Note or portion of a Note will cease to accrue on and after the Fundamental Change Repurchase Date; and

(xiv)           the CUSIP and ISIN number(s) of the Notes.

If any Holder validly delivers to the Paying Agent a Fundamental Change Repurchase Notice with respect to a Note or any portion of a Note, the Paying Agent will promptly deliver to the Company a copy of such Fundamental Change Repurchase Notice.

Unless and until the Paying Agent receives a validly endorsed and delivered Fundamental Change Repurchase Notice with respect to a Note, together with such Note, in a form that conforms in all material aspects with the description contained in such Fundamental Change Repurchase Notice, the Holder submitting the Notes will not be entitled to receive the Fundamental Change Repurchase Price for such Note.

Notwithstanding anything provided elsewhere in this Indenture, neither the failure of the Company to deliver a Fundamental Change Notice nor a defect in a Fundamental Change Notice delivered by the Company will limit the repurchase rights of any Holder under this Article 10 or impair or otherwise affect the validity of any proceedings relating to the repurchase of any Note pursuant to this Article 10.

(d)           Notwithstanding the foregoing, the Company will not purchase any Notes under this Article 10 if, as of the Fundamental Change Repurchase Date, the principal amount of the Notes has been accelerated, such acceleration has not been rescinded and such acceleration did not result from a Default that would be cured by the Company's payment of the Fundamental Change Repurchase Price.

(e)           If, on any Fundamental Change Repurchase Date, (i) a Fundamental Change Repurchase Notice for a Note has been validly tendered in accordance with this Section 10.01 and has not been validly withdrawn in accordance with Section 10.02 hereof, and (ii) pursuant to Section 10.01(d), the Company is not permitted to purchase Notes, the Paying Agent, upon receipt of written notice from the Company stating that the Company, pursuant to Section 10.01(d), is not permitted to purchase Notes, will deem such Fundamental Change Repurchase Notice withdrawn.

(f)           If a Holder tenders a Note for purchase pursuant to this Article 10 and, on the Fundamental Change Repurchase Date, pursuant to Section 10.01(d), the Company is not permitted to purchase such Note, the Paying Agent will (i) if such Note is a Physical Note, return such Note to such Holder, and (ii) if such Note is held in book-entry form, in compliance with the Applicable Procedures, deem to be cancelled any instructions for book-entry transfer of such Note.

Section 10.02          Withdrawal of Fundamental Change Repurchase Notice. After a Holder delivers a Fundamental Change Repurchase Notice with respect to a Note, such Holder may withdraw such Fundamental Change Repurchase Notice with respect to such Note or any portion of such Note in principal amount equal to $1,000 or an integral multiple of $1,000 in excess thereof by delivering to the Paying Agent a written notice of withdrawal prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date to the Paying Agent. Any such withdrawal notice must state:

(i)           the principal amount of the Notes with respect to which such notice of withdrawal pertains, which must equal $1,000 or an integral multiple of $1,000 in excess thereof;

(ii)           the principal amount of the Notes that remains subject to the original Fundamental Change Repurchase Notice, which portion must have a principal amount equal to $1,000 or an integral multiple of $1,000 in excess thereof; and

(iii)           if the Notes subject to such Fundamental Change Repurchase Notice were Physical Notes, the certificate numbers of the Notes to be withdrawn and the Notes that will remain subject to the Fundamental Change Repurchase Notice;

provided, however, that if the Notes are Global Notes, the withdrawal notice must comply with Applicable Procedures.

Upon receipt of a validly delivered withdrawal notice, the Paying Agent will promptly (i) if such notice pertains to a Physical Note or a portion of a Physical Note, return such Note or portion of a Note to such Holder, in the amount specified in such withdrawal notice; and, (ii) if such notice pertains to a beneficial interest in a Global Note, in compliance with the Applicable Procedures, deem to be cancelled any instructions for book-entry transfer of such beneficial interest, in the amount specified in such withdrawal notice. If any Holder validly delivers to the Paying Agent a notice of withdrawal with respect to a Note or any portion of a Note, the Paying Agent will promptly deliver to the Company a copy of such notice of withdrawal.

Section 10.03          Effect of Fundamental Change Repurchase Notice.

(a)           If a Holder validly delivers to the Paying Agent a Fundamental Change Repurchase Notice (together with all necessary endorsements) with respect to a Note, such Holder may no longer convert such Note unless and until such Holder validly withdraws such Fundamental Change Repurchase Notice in accordance with Section 10.02.

(b)           Timing of Payment. Upon the Paying Agent's receipt of (i) a valid Fundamental Change Repurchase Notice (together with all necessary endorsements) and (ii) the Notes to which such Fundamental Change Repurchase Notice pertains, the Holder of the Notes to which such Fundamental Change Repurchase Notice pertains will be entitled, except to the extent such Holder has validly withdrawn such Fundamental Change Repurchase Notice in accordance with Section 10.02 to receive the Fundamental Change Repurchase Price with respect to such Notes on the later of the following (subject to extension to comply with applicable law) (i) the Fundamental Change Repurchase Date and (ii)(A) if such Notes are Physical Notes, the date of delivery of such Notes to the Paying Agent, duly endorsed, or (B) if such Notes are Global Notes, the date of book-entry transfer of such Notes to the Paying Agent, or, if such later date is not a Business Day, the Business Day immediately following such later date.

(c)           Effect of Deposit. If, as of 10:00 a.m., New York City time, on the Fundamental Change Repurchase Date for any Fundamental Change, the Company, in accordance with Section 10.06, has deposited with the Paying Agent money sufficient to pay the Fundamental Change Repurchase Price for every Note subject to a Fundamental Change Repurchase Notice validly delivered in accordance with Section 10.01(b) and not validly withdrawn in accordance with Section 10.02, at the close of business on the Fundamental Change Repurchase Date:

(i)           the Notes to be repurchased will cease to be outstanding and interest will cease to accrue on such Notes (whether or not book-entry transfer of such Notes is made or whether or not such Notes are delivered to the Paying Agent), except to the extent provided in the proviso to Section 10.01(a); and

(ii)           all other rights of the Holders of such Notes with respect to such Notes (other than the right to receive payment of the Fundamental Change Repurchase Price upon delivery or transfer of such Notes and other than as provided in the proviso to Section 10.01(a)) will terminate.

Section 10.04           Notes Repurchased in Part. If any Physical Note is to be repurchased only in part, the Holder must surrender such Note at the office of the Paying Agent (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder of such Note or such Holder's attorney-in-fact, duly authorized in writing), whereupon the Company, in accordance with Section 2.03 of the Base Indenture, will promptly execute, and, upon receipt of a Company Order and the documents required by Sections 10.04 and 10.05 of the Base Indenture, the Trustee, in accordance with Section 2.03 of the Base Indenture, will promptly authenticate and deliver, to the surrendering Holder, a new Note or Notes of any authorized denomination or denominations requested by such Holder in aggregate principal amount equal to the portion of the principal amount of the Note so surrendered which is not repurchased. If any Global Note is repurchased in part, the Company will instruct the Trustee to decrease the principal amount of such Global Note by the principal amount repurchased. Any Notes that are repurchased or owned by the Company, whether or not in connection with a Fundamental Change, will be submitted to the Trustee for cancellation in accordance with its customary procedures and will be duly retired by the Company.

Section 10.05          Covenant to Comply With Securities Laws Upon Repurchase of Notes. In connection with any repurchase offer pursuant to a Fundamental Change Repurchase Notice under this Article 10, the Company will, to the extent applicable, (i) comply with Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the offer to repurchase the Notes, (ii) file the related Schedule TO (or any successor schedule, form or report) under the Exchange Act, and (iii) otherwise comply with any applicable United States federal and state securities laws so as to permit Holders to exercise their rights and obligations under Section 10.01 in the time and in the manner specified in Section 10.01(a) and Section 10.01(b).

Section 10.06           Deposit of Fundamental Change Repurchase Price. Prior to 10:00 a.m., New York City time, on the Fundamental Change Repurchase Date, the Company will deposit with the Trustee or with the Paying Agent (or, if the Company or a Subsidiary or an Affiliate of either of them is acting as the Paying Agent, will segregate and hold in trust as provided in Section 2.05 the Base Indenture) an amount of immediately available funds sufficient to pay the Fundamental Change Repurchase Price of all the Notes or portions thereof that the Company is required to repurchase on such Fundamental Change Repurchase Date.

Article 11
REDEMPTION AT THE OPTION OF THE COMPANY

Section 11.01          No Sinking Fund. No sinking fund is provided for the Notes.

Section 11.02          Right To Redeem the Notes.

(a)           General. Prior to November 1, 2016, the Company may not redeem the Notes. On or after November 1, 2016, and prior to the Maturity Date, the Company may redeem (a "Redemption") all, but not less than all, of the Notes on the Redemption Date for an amount of cash equal to the Redemption Price for such Redemption Date if the Last Reported Sale Price of the Common Stock equals or exceeds 140% of the Conversion Price in effect on each of at least 20 Trading Days during the 30 consecutive Trading Day period ending on the Trading Day immediately preceding the date on which the Company delivers the Redemption Notice for such redemption pursuant to Section 11.03 hereof.

(b)           The "Redemption Price" means, for any Notes to be redeemed on a Redemption Date, a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on such Notes to, but excluding, such Redemption Date; provided, however, that if a Redemption Date occurs after a Regular Record Date, but on or prior to the Interest Payment Date corresponding to such Regular Record Date, the Redemption Price for any Notes to be redeemed will equal 100% of the principal amount of such Notes, and accrued and unpaid interest, if any, on such Notes to, but excluding, such Interest Payment Date will be payable, on such Interest Payment Date, to the Holder of such Notes at the close of business on such Regular Record Date.

(c)           The "Redemption Date" means, for any redemption, the date specified as such on the Redemption Notice for such redemption, which date must be a Business Day and must be not less than 30 calendar days, nor more than 45 calendar days, immediately following the date on which the Company delivers such Redemption Notice.

Section 11.03          Redemption Notice. At least 30 calendar days but not more than 45 calendar days prior to any Redemption Date, the Company will send to each Holder (and to any beneficial owner of a Global Note, as required by applicable law) a written notice of redemption (the "Redemption Notice," and the date of such sending, the "Redemption Notice Date") and, substantially contemporaneously therewith, the Company will issue a press release announcing such redemption.

 For any redemption, the Redemption Notice corresponding to such redemption will specify:

(A) briefly, a description of the Company's redemption right under this Indenture;

(B) the Redemption Price for such Redemption Date (for each $1,000 principal amount of Notes);

(C) the Redemption Date for such redemption;

(D) the name and address of the Paying Agent and of the Conversion Agent;

(E) that Notes called for redemption may be converted at any time before the close of business on the Business Day immediately preceding the Redemption Date;

(F) the Conversion Rate in effect on the Redemption Notice Date for such redemption and the Last Reported Sale Price of the Common Stock on the Trading Day immediately preceding the Redemption Notice Date;

(G) any Additional Shares by which the Conversion Rate will be increased pursuant to Section 9.03 hereof for a Holder that converts a Note "in connection with" the Company's election to redeem the Notes;

(H) that Notes must be surrendered to the Paying Agent on or before the Redemption Date to collect the Redemption Price;

(I) that, unless the Company defaults in paying the Redemption Price on the Redemption Date, interest, if any, on a Note will cease to accrue on and after the Redemption Date; and

(J) the CUSIP and ISIN number(s) of the Notes.

On any Redemption Notice Date, the Company will also furnish to the Trustee an Officers' Certificate, which Officers' Certificate will set forth the aggregate principal amount of Notes then outstanding and include a copy of the Redemption Notice delivered by the Company on such Redemption Notice Date.

If the Company wishes to engage the Trustee to send the Redemption Notice, to be sent in the Company's name and at its expense, the Company shall provide written notice to the Trustee no less than 15 Business Days (or such shorter period as agreed by the Trustee) prior to the sending of the Redemption Notice.

Section 11.04           Effect of Redemption Notice. After the Company has delivered a Redemption Notice, each Holder will have the right to receive payment of the Redemption Price for its Notes on the later of (i) the Redemption Date and (ii)(a) if the Notes are Physical Notes, delivery of its Notes to the Paying Agent or (b) if the Notes are Global Notes, compliance with the Applicable Procedures relating to the redemption and delivery of the beneficial interests to be redeemed to the Paying Agent; provided, however, that, until the close of business on the Business Day immediately preceding such Redemption Date, Holders may convert their Notes, regardless of whether they have been delivered to the Paying Agent for redemption, by complying with the requirements for conversion set forth in Article 9.

Section 11.05          Deposit of Redemption Price. Prior to 10:00 a.m., New York City time, on the Redemption Date, the Company will deposit with the Paying Agent (or, if the Company or a Subsidiary or an Affiliate of either of them is acting as the Paying Agent, will segregate and hold in trust an amount of immediately available funds sufficient to pay the Redemption Price of all of the then outstanding Notes.

Section 11.06          Effect of Deposit. If, as of 10:00 a.m., New York City time, on any Redemption Date, the Company, in accordance with Section 11.05 hereof, has deposited with the Paying Agent money sufficient to pay the Redemption Price for every Note validly delivered in accordance with Section 11.04 hereof (and not converted before such Redemption Date), then, at the close of business on such Redemption Date:

(A) every Note outstanding immediately prior to the close of business on such Redemption Date will cease to be outstanding and interest, if any, on such Notes will cease to accrue (regardless of whether such Notes were delivered to the Paying Agent or book-

entry transfer has been made, as applicable), except to the extent provided in the proviso to Section 11.02(b); and

(B) all other rights of the Holders of such Notes with respect to such Notes (other than the right to receive payment of the Redemption Price or, in the case of Notes surrendered for conversion in accordance with Article 9 hereof, the right to receive the Conversion Consideration due upon conversion of such Notes, and other than as provided in the proviso to Section 11.02(b)) will terminate.

Section 11.07           Covenant Not to Redeem Notes Upon Certain Events of Default.

(a)           General. Notwithstanding anything to the contrary in this Article 11, the Company will not redeem any Notes under this Article 11 if the principal amount of the Notes has been accelerated and such acceleration has not been rescinded on, or prior to, the Redemption Date (except in the case of an acceleration resulting from a default by the Company that would be cured by the Company's payment of the Redemption Price for such Notes).

(b)           Return of Notes. If a Holder delivers a Note for redemption pursuant to Section 11.04 and, on the Redemption Date, pursuant to this Section 11.07, the Company is not permitted to redeem such Note, the Paying Agent will (i) if such Note is a Physical Note, return such Note to such Holder, and (ii) if such Note is held in book-entry form, in compliance with the Applicable Procedures, deem to be cancelled any instructions for book-entry transfer of such Note.

Section 11.08            Repayment to the Company. Subject to any applicable property laws, if, six months after the Redemption Date, any cash held by the Paying Agent remains unclaimed, the Paying Agent will promptly return such cash to the Company; provided, however, that, to the extent that the aggregate amount of cash deposited by the Company pursuant to Section 11.05 exceeds the aggregate Redemption Price of every Note outstanding, then as soon as practicable following the Redemption Date, the Trustee will return such excess to the Company.

Article 12
CONSOLIDATION, MERGER AND SALE OF ASSETS

Section 12.01          Applicability of Article V of the Base Indenture. Article V of the Base Indenture shall not apply to the Notes. Instead the provisions set forth in this Article 12 shall, with respect to the Notes, supersede in their entirety Article V of the Base Indenture, and all references in the Base Indenture to Article V thereof and the provisions therein, as the case may be, shall, with respect to the Notes, be deemed to be references to this Article 12 or the applicable provisions set forth in this Article 12, respectively.

Section 12.02           When Company May Merge, Etc. The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, any Person (a "Successor Person") unless:

(a)           the Company is the surviving corporation or the Successor Person (if other than the Company) is a corporation organized and validly existing under the laws of the Marshall Islands, England and Wales, Bermuda, the Bahamas, the United States of America, any state thereof or the District of Columbia and expressly assumes, by a supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee the Company's obligations under the Notes and the Indenture;

(b)           immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing under the Indenture; and

(c)           the Company shall have delivered to the Trustee prior to the consummation of the proposed transaction an Officers' Certificate and an Opinion of Counsel, each stating that the proposed transaction and any related supplemental indenture comply with the Indenture and that any such supplemental indenture is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

Section 12.03           Successor Person Substituted. Upon any such consolidation, merger, conveyance, transfer or lease in accordance with Section 12.02, the Successor Person (if other than the Company) shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such Successor Person had been named as the Company herein and, except in the case of a conveyance, transfer or lease of all or substantially all of the Company's assets, the Person named as the "Company" in the first paragraph of this Indenture or any successor (other than such Successor Person) that will thereafter have become such in the manner prescribed in this Article 12 will be released from its obligations under this Indenture and may be dissolved, wound up and liquidated at any time.

Article 13
MISCELLANEOUS PROVISIONS

Section 13.01           Trust Accounts. All cash received by the Trustee or the Paying Agent (if other than the Trustee) shall be placed in a non-interest bearing trust account.

Section 13.02           Provisions Binding on Company's Successors. All the covenants, stipulations, promises and agreements of the Company contained in the Indenture and the Notes shall bind its successors and assigns whether so expressed or not.

Section 13.03          Official Acts by Successor Corporation. Any act or proceeding by any provision of the Indenture authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation that shall at the time be the lawful sole successor of the Company.

Section 13.04          Governing Law; Jurisdiction. THIS SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK.

The Company irrevocably consents and agrees, for the benefit of the Holders from time to time of the Notes and the Trustee, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Supplemental Indenture or the Notes may be brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York, New York and, until amounts due and to become due in respect of the Notes have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues.

The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Supplemental Indenture brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York, New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 13.05          Payment Dates. For the avoidance of doubt, the Maturity Date, any Interest Payment Date, any Fundamental Change Repurchase Date or Conversion Date shall be considered a "payment date" within the meaning of Section 10.08 of the Base Indenture.

Section 13.06            No Security Interest Created. Nothing in the Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.

Section 13.07           Benefits of Indenture. Nothing in the Indenture or in the Notes, expressed or implied, shall give to any Person, other than the Holders (or, with respect to the last paragraph of Section 2.05(d), beneficial owners of the Notes), the parties hereto, any Paying Agent, any Conversion Agent, any authenticating agent, any Registrar and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under the Indenture.

Section 13.08          Table of Contents, Headings, Etc. The table of contents and headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

Section 13.09           Multiple Originals. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy of this Supplemental Indenture is enough to prove this Supplemental Indenture. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 13.10           Severability. If any provision in this Supplemental Indenture or in the Notes is deemed invalid, illegal or unenforceable, it shall not affect the validity, legality or enforceability of any other provision set forth herein or therein, as applicable, or of the Indenture as a whole.

Section 13.11           Calculations. Except as otherwise provided in the Indenture, the Company will be responsible for making all calculations called for under the Notes and the Indenture. These calculations include, but are not limited to, determinations of the Last Reported Sale Price of the Common Stock or any other security, the Daily Settlement Amounts, the Daily Conversion Values, accrued interest payable on the Notes and the Conversion Rate in effect on any Conversion Date. The Company will make all these calculations in good faith and, absent manifest error, its calculations will be final and binding on all Holders. The Trustee will forward such calculations to Holders upon written request.

Section 13.12          Ratification of Base Indenture. Except as amended hereby with respect to the Notes, the Base Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects ratified and confirmed, and this Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided.

Section 13.13           Trustee's Disclaimer. The Trustee shall not be responsible in any manner for or in respect of the validity or sufficiency of this Supplemental indenture or the Notes issued hereunder or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

Section 13.14           Special, Consequential and Indirect Damages. In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action. This Section 13.14 shall apply to all Securities issued under the Base Indenture as amended or supplemented.

Section 13.15          Force Majeure

. The Trustee shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Trustee (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility). This Section 13.15 shall apply to all Securities issued under the Base Indenture as amended or supplemented.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

AEGEAN MARINE PETROLEUM NETWORK INC.

By:
Name:
Title:

Dated: October 23, 2013

This is one of the Notes described
in the within-named Indenture.

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By:	Deutsche Bank National Trust Company

By:
Authorized Signatory

By:
Authorized Signatory

[FORM OF REVERSE OF NOTE]

AEGEAN MARINE PETROLEUM NETWORK INC.

4.00% Convertible Senior Note due 2018

This Note is one of a duly authorized issue of Securities of the Company, designated as its 4.00% Convertible Senior Notes due 2018 (the "Notes"), limited to the aggregate principal amount of $86,250,000, all issued or to be issued under and pursuant to an Indenture dated as of October 23, 2013 (the "Base Indenture"), as amended and supplemented by the First Supplemental Indenture dated as of October 23, 2013 (herein called the "Supplemental Indenture"; the Base Indenture, as amended and supplemented by the Supplemental Indenture, and as it may be further amended or supplemented from time to time, the "Indenture"), by and between the Company and Deutsche Bank Trust Company Americas (the "Trustee") to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Notes. Additional Notes may be issued in an unlimited aggregate principal amount, subject to certain conditions specified in the Indenture.

In case an Event of Default, as defined in the Indenture, shall have occurred and be continuing, the principal of, and interest on, all Notes may be declared, by either the Trustee or Holders of at least 25% in aggregate principal amount of Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture.

Subject to the terms and conditions of the Indenture, the Company will make all payments and deliveries in respect of the Fundamental Change Repurchase Price and the principal amount on the Maturity Date, as the case may be, to the Holder who surrenders a Note to a Paying Agent to collect such payments in respect of the Note. The Company shall pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.

The Indenture contains provisions permitting the Company and the Trustee in certain circumstances, without the consent of the Holders of the Notes, and in certain other circumstances, with the consent of the Holders of a majority in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures modifying the terms of the Indenture and the Notes as described therein. It is also provided in the Indenture that, subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the Holders of all of the Notes waive any past Default or Event of Default under the Indenture.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay or deliver, as the case may be, the principal (including the Fundamental Change Repurchase Price, if applicable) of, accrued and unpaid interest on, and the consideration due upon conversion of, this Note at the place, at the respective times, at the rate or in the amount, as applicable, and in the manner herein prescribed.

The Notes are issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. At the office or agency of the Company designated by the Company for such purpose under the Indenture, and in the manner and subject to the limitations provided in the Indenture, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, without payment of any service charge but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer or similar tax that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such exchange of Notes being different from the name of the Holder of the old Notes surrendered for such exchange.

The Notes are redeemable at the Company's option but only as permitted under the Indenture.

Upon the occurrence of a Fundamental Change, the Holder has the right, at such Holder's option, to require the Company to purchase for cash all of such Holder's Notes or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on the Fundamental Change Repurchase Date at a price equal to the Fundamental Change Repurchase Price.

Subject to the provisions of the Indenture, the Holder hereof has the right, at its option, during certain periods and upon the occurrence of certain conditions specified in the Indenture, prior to the close of business on the Scheduled Trading Day immediately preceding the Maturity Date, to convert any Notes or portion thereof that is $1,000 or an integral multiple thereof, into cash and, if applicable, shares of Common Stock (subject to the Company's right to deliver cash in lieu of all or a portion of such shares of Common Stock) at the Conversion Rate specified in the Indenture, as adjusted from time to time as provided in the Indenture.

Terms used in this Note and defined in the Indenture are used herein as therein defined.

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM = as tenants in common

UNIF GIFT MIN ACT = Uniform Gifts to Minors Act

CUST = Custodian

TEN ENT = as tenants by the entireties

JT TEN = joint tenants with right of survivorship and not as tenants in common Additional abbreviations may also be used though not in the above list.

SCHEDULE A

SCHEDULE OF EXCHANGES OF NOTES

AEGEAN MARINE PETROLEUM NETWORK INC.

4.00% Convertible Senior Notes due 2018

The initial principal amount of this Global Note is $[        ]. The following increases or decreases in this Global Note have been made:

Date of exchange	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

ATTACHMENT 1

[FORM OF CONVERSION NOTICE]

To: Aegean Marine Petroleum Network Inc.

The undersigned registered owner of this Note hereby exercises the option to convert this Note, or the portion hereof (that is $1,000 in principal amount or an integral multiple thereof) below designated, into cash and, if applicable, shares of Common Stock (subject to the Company's right to deliver cash in lieu of all or a portion of such shares of Common Stock) in accordance with the terms of the Indenture, and directs that any cash payable and any shares of Common Stock issuable and deliverable upon such conversion, together with any cash for any fractional share of Common Stock, and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any shares of Common Stock or any portion of this Note not converted are to be issued in the name of a Person other than the undersigned, the undersigned will pay all documentary, stamp or similar issue or transfer taxes, if any in accordance with the Indenture. Any amount required to be paid to the undersigned on account of interest accompanies this Note.

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed
by an eligible Guarantor Institution
(banks, stock brokers, savings and
loan associations and credit unions)
with membership in an approved
signature guarantee medallion program
pursuant to U.S. Securities and Exchange
Commission Rule 17Ad-15 if shares
of Common Stock are to be issued, or
Notes are to be delivered, other than
to and in the name of the registered holder.

Fill in for registration of shares if
to be issued, and Notes if to
be delivered, other than to and in the
name of the registered holder:

(Name)

(Street Address)

(City, State and Zip Code)

Please print name and address
Principal amount to be converted (if less than all): $ ,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer Identification Number

ATTACHMENT 2

[FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE]

To: Aegean Marine Petroleum Network Inc.

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Aegean Marine Petroleum Network Inc. (the "Company") as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Repurchase Date and requests and instructs the Company to pay to the registered holder hereof in accordance with the Indenture (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple thereof) below designated, and (2) if such Fundamental Change Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest, if any, thereon to, but excluding, such Fundamental Change Repurchase Date.

In the case of Physical Notes, the certificate numbers of the Notes to be repurchased are as set forth below:

Dated:
Signature(s)

Social Security or Other Taxpayer Identification Number Principal amount to be repurchased (if less than all): $ ,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

ATTACHMENT 3

[FORM OF ASSIGNMENT AND TRANSFER]

For value received                    hereby sell(s), assign(s) and transfer(s) unto                    (Please insert Social Security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints                    attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an
eligible Guarantor Institution (banks, stock
brokers, savings and loan associations and
credit unions) with membership in an approved
signature guarantee medallion program pursuant
to U.S. Securities and Exchange Commission
Rule 17Ad-15 if Notes are to be delivered, other
than to and in the name of the registered holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.